     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 31, 2000

                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                            ------------------------

                             CONNECTED CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                             7372                            04-3292312
 (STATE OR OTHER JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)      CLASSIFICATION CODE NUMBER)            IDENTIFICATION NO.)

                                24 PRIME PARKWAY
                          NATICK, MASSACHUSETTS 01760
                                 (508) 652-7300
   (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                                 DAVID A. CANE
                             CONNECTED CORPORATION
                                24 PRIME PARKWAY
                          NATICK, MASSACHUSETTS 01760
                                 (508) 652-7300
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

           ABIGAIL R. HECHTMAN, ESQUIRE                          JAMES T. BARRETT, ESQUIRE
          BROWN, RUDNICK, FREED & GESMER                            PALMER & DODGE LLP
               ONE FINANCIAL CENTER                                  ONE BEACON STREET
            BOSTON, MASSACHUSETTS 02111                      BOSTON, MASSACHUSETTS 02108-3190
                  (617) 856-8200                                      (617) 573-0100

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: as soon as practicable after this registration statement becomes effective.

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective
registration statement for the same offering.  [ ]   _________

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.  [ ]   _________

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.  [ ]   _________

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
                                                             PROPOSED MAXIMUM
               TITLE OF EACH CLASS OF                       AGGREGATE OFFERING                   AMOUNT OF
             SECURITIES TO BE REGISTERED                         PRICE(1)                    REGISTRATION FEE
---------------------------------------------------------------------------------------------------------------------
Common Stock, $.001 par value per share..............           $57,500,000                       $15,180
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of determining the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

        THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BECOMES EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES NOR DOES IT SEEK OFFERS TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION, DATED MARCH 31, 2000

LOGO

--------------------------------------------------------------------------------

                              SHARES

   COMMON STOCK
--------------------------------------------------------------------------------

   This is the initial public offering of Connected Corporation and we are
   offering                shares of our common stock. We have applied to list
   our common stock on The Nasdaq National Market under the symbol "CNTD."

   The stockholders listed on page 61 under the caption "Certain
   Transactions -- Preemptive Rights" have the right to purchase up to a total
   of                shares in our offering.

   INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 5.

   NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                     UNDERWRITING
                                                     PRICE TO        DISCOUNTS AND        PROCEEDS TO
                                                     PUBLIC          COMMISSIONS          CONNECTED
    Per share                                         $               $                   $
    Total                                             $               $                   $

   We have granted the underwriters the right to purchase up to additional shares to cover over-allotments.

   DEUTSCHE BANC ALEX. BROWN
                               BEAR, STEARNS & CO. INC.
                                                      WIT SOUNDVIEW

  THE DATE OF THIS PROSPECTUS IS             , 2000.

                               TABLE OF CONTENTS

PROSPECTUS SUMMARY..........................................    1
RISK FACTORS................................................    5
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND
  INDUSTRY DATA.............................................   17
USE OF PROCEEDS.............................................   18
DIVIDEND POLICY.............................................   18
CAPITALIZATION..............................................   19
DILUTION....................................................   20
SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA.............   21
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................   23
BUSINESS....................................................   32
MANAGEMENT..................................................   48
CERTAIN TRANSACTIONS........................................   59
PRINCIPAL STOCKHOLDERS......................................   62
DESCRIPTION OF CAPITAL STOCK................................   65
SHARES ELIGIBLE FOR FUTURE SALE.............................   71
UNDERWRITING................................................   73
LEGAL MATTERS...............................................   76
EXPERTS.....................................................   76
WHERE YOU CAN FIND MORE INFORMATION.........................   76
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS..................  F-1

                           -------------------------

                               PROSPECTUS SUMMARY

     This summary highlights selected information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before investing in our common stock. You should carefully read the entire prospectus, including "Risk Factors" and the financial statements before making an investment decision.

                                  OUR BUSINESS

     We are a leading provider of application services and software that support personal computers, or PCs, over the Internet and corporate intranets. With our eSupport solution, users can solve their PC problems themselves online, virtually anywhere, 24 hours a day. Our solution automates diagnosis and self-repair, supports upgrades, and restores data and applications lost due to such problems as virus damage, lost or stolen PCs, and hard drive crashes. We believe that our solution is applicable worldwide to companies of all sizes in all industries. We deliver our eSupport solutions as an application service, in which we or our partners provide the operational infrastructure, and as a licensed software application to enterprises seeking to deploy their own internal eSupport system. We have developed critical technologies that we believe enable our solution to efficiently support the demands of the largest enterprises as well as millions of small companies and individual users.

     International Data Corporation, an independent market research firm, estimates that over 112 million PCs were purchased worldwide in 1998, and expects that annual sales of PCs will grow to 190 million by 2003. This represents a compound annual growth rate of 14%. Advances in PC hard drive capacity, distributed software applications, and trends toward remote usage of laptops have created environments in which the majority of information and applications resides on personal computers. While businesses have invested in storage management systems to provide high availability for their servers and mainframes, they have been unable to provide similar availability for PCs. In attempting to manage and support large and growing deployments of PCs, information technology, or IT, staffs are faced with many unique challenges presented by:

     - the sheer volume, complexity, and diversity of applications and data;

     - uncooperative, non-technical user communities;

     - frequent application changes, amended files, and hardware upgrades;

     - frequently lost or damaged systems in uncontrolled environments; and

     - increasing remote PC usage.

     As a result, we believe most attempts to provide application and data availability have failed due to the high costs and inefficacy of manually-intensive PC support processes. The Internet provides a new vehicle for automating the support of millions of PC users 24 hours a day from any Internet connection. This provision of online PC support, known as eSupport, is estimated by International Data Corporation to reach a $14 billion market opportunity in 2003.

     We use the Internet and our proprietary technologies to overcome the challenges of PC support. Using the power of the Internet, our eSupport solution automatically captures and centrally stores a PC's profile, including data, applications, and settings, without user involvement. Through a combination of proprietary data reduction techniques, hierarchical storage management methods, and computationally efficient software design, we can support millions of individual users, or the largest enterprise. We plan to leverage these core technologies to provide a broader range of eSupport capabilities as well as support additional networked devices.

     Our worldwide strategy is to focus direct sales efforts on larger enterprises while expanding our partnerships to address small and medium size businesses. Our current partners include PeoplePC, Inc., and GTE Internetworking Incorporated. We are seeking to establish additional partnerships with application service providers, Internet service providers, PC manufacturers, and IT service outsourcers who address the growing demand for outsourced PC support services.

     Along with our strategic partners, we currently provide eSupport application services to approximately 12,000 PCs, and our eSupport solution is currently licensed by over 50 customers for over 85,000 PCs. Our customers range from small companies and individuals to large multi-national enterprises, including Amgen, Inc., Ariba, Inc., General Electric Company, Koch Industries, Inc., Lucent Technologies, Inc., and Unisys Corporation.

                                  THE OFFERING

Common stock offered by Connected.................  shares
Common stock to be outstanding after this           shares
  offering........................................
Use of proceeds...................................  General corporate purposes, including working capital. See "Use of Proceeds."
Proposed Nasdaq National Market Symbol............  CNTD

     The number of shares to be outstanding upon completion of this offering is based on shares outstanding as of March 27, 2000. This number assumes the conversion into common stock of all of our preferred stock outstanding on that date and certain warrants upon the closing of this offering, and excludes:

     - 8,225,001 shares of common stock issuable upon exercise of stock options and warrants outstanding at March 27, 2000, at a weighted average exercise price of $1.74 per share;

     - 500,000 shares of common stock reserved for issuance pursuant to our employee stock purchase plan; and

     - 3,553,141 shares of common stock reserved for issuance pursuant to stock options not yet granted under all of our stock option plans.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                           YEAR ENDED DECEMBER 31,
                                               -----------------------------------------------
                                               1995(1)    1996      1997      1998      1999
                                               -------   -------   -------   -------   -------
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenues:
  License....................................  $    --   $    13   $   112   $ 1,166   $ 3,157
  Subscription...............................       --         9       210       975     2,586
  Other......................................       --        10       230       899       196
                                               -------   -------   -------   -------   -------
         Total revenues......................       --        32       552     3,040     5,939
Gross profit.................................       --        --         0     2,438     5,011
Loss from operations.........................     (128)   (3,330)   (4,550)   (2,878)   (4,458)
Net loss.....................................     (126)   (3,231)   (4,381)   (2,794)   (4,910)
Net loss available to common stockholders....     (126)   (3,231)   (4,381)   (2,794)   (6,140)
Net loss per share -- basic and diluted......  $    --   $ (4.43)  $ (1.51)  $ (0.77)  $ (1.31)
Weighted average common shares
  outstanding -- basic and diluted...........       --       729     2,909     3,634     4,679
Pro forma net loss per share -- basic and
  diluted....................................                                          $ (0.37)
Pro forma weighted average common shares
  outstanding -- basic and diluted...........                                           16,573

                                                                   DECEMBER 31, 1999
                                                      --------------------------------------------
                                                                                      PRO FORMA AS
                                                         ACTUAL        PRO FORMA        ADJUSTED
                                                      ------------    ------------    ------------
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents...........................    $20,357         $20,357         $
Current assets......................................     22,530          22,530
Total assets........................................     23,639          23,639
Current liabilities.................................      3,514           3,514
Redeemable convertible preferred stock..............     23,582              --
Total stockholders' equity..........................     (3,457)         20,125

-------------------------
(1) Data presented for the period from our inception, October 31, 1995, through December 31, 1995.

     The pro forma information in the tables above gives effect to the conversion into common stock of all outstanding shares of preferred stock and of certain warrants upon the closing of this offering. The pro forma as adjusted balance sheet data as of December 31, 1999 also gives effect to the sale of shares of common stock that we are offering under this
prospectus, assuming an initial public offering price of $     per share and
after deducting underwriting discounts and commissions and estimated offering expenses.

     We are a Delaware corporation. We were formed in October 1995. We have incurred net losses since we were formed. For the year ended December 31, 1999, we recognized total revenue of approximately $5.9 million and incurred a net loss of approximately $4.9 million. We have not yet achieved profitability, and as of December 31, 1999, we have accumulated losses of approximately $15.4 million. Our principal offices are located at 24 Prime Parkway, Natick, Massachusetts 01760 and our telephone number is (508) 652-7300. Our website is located at www.connected.com. The information contained on our website does not constitute part of this prospectus.

     The names "Connected," "SendOnce," "eWare," "Connected TLM," "Delta Block," "eConnect," "Powered by Connected," "Transparent, Effortless and Certain," and our logo are names and service marks that belong to us. We claim rights in other names and marks. This prospectus also contains the trademarks and trade names of other entities which are the property of their respective owners.

                           -------------------------

     Except where we note otherwise, all information in this prospectus:

     - assumes the completion of a 3-for-1 split effected prior to the completion of this offering;

     - assumes the over-allotment option granted by us to the underwriters has not been exercised; and

     - assumes the conversion of all shares of our outstanding convertible preferred stock and of certain warrants into 20,212,665 shares of common stock occurs immediately prior to completion of this offering.

                                  RISK FACTORS

     Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below and the other information in this prospectus before deciding to participate in this offering. While these are the risks and uncertainties we believe are most important for you to consider, you should know that they are not the only risks or uncertainties facing us or which may harm our business. If any of the following risks or uncertainties actually occur, our business, financial condition and operating results would likely suffer. In that event, the market price of our common stock could decline and you could lose all or part of the money you paid to buy our common stock. Please see also "Special Note Regarding Forward-Looking Statements and Industry Data."

                         RISKS RELATED TO OUR BUSINESS

OUR OPERATING HISTORY IS LIMITED, SO IT WILL BE DIFFICULT FOR YOU TO EVALUATE OUR BUSINESS IN MAKING AN INVESTMENT DECISION.

     We were formed in October 1995 and have a limited operating history. We are still in the early stages of our development, which makes the evaluation of our business and prospects difficult. We first offered our application services in 1996 and we first licensed our application in 1997. Since that time, we have derived substantially all of our revenues from our eSupport solution. Before buying our common stock, you should consider the risks and difficulties frequently encountered by early stage companies in new and rapidly evolving markets, particularly those companies whose businesses depend on the Internet. These risks and difficulties, as they apply to us in particular, include:

     - limited market acceptance of our products;

     - concentration of our revenues in a single product;

     - our dependence on a small number of orders for most of our revenues;

     - our need to expand our direct sales forces and indirect sales channels;

     - our need to manage rapidly expanding operations; and

     - our need to retain, attract, and train qualified personnel.

     We cannot be certain that our business strategy will be successful or that we will successfully manage these risks. If we fail to address adequately any of these risks or difficulties, our business will likely suffer.

BECAUSE THE MARKET FOR OUR ESUPPORT SOLUTION IS RELATIVELY NEW, WE DO NOT KNOW WHETHER EXISTING AND POTENTIAL CUSTOMERS WILL PURCHASE OUR SOLUTION IN SUFFICIENT QUANTITY FOR US TO ACHIEVE PROFITABILITY.

     The market for our eSupport solution is new and rapidly evolving. We expect that we will continue to need intensive marketing and sales efforts to educate prospective clients about the uses and benefits of our eSupport solution. Various factors could inhibit the growth of the market, and market acceptance of our solution. In particular, potential customers that have invested substantial resources on internal solutions for PC backup and other aspects of eSupport may be reluctant to adopt a new approach that may replace, limit, or compete with their existing systems. We cannot be certain that a viable market for our solution will emerge, or if it does emerge, that it will be sustainable.

WE HAVE A HISTORY OF LOSSES AND NEGATIVE CASH FLOW AND EXPECT THIS TO CONTINUE FOR THE FORESEEABLE FUTURE.

     We have incurred net losses in each quarter since our inception, and we expect our net losses to increase. We incurred net losses of approximately $4.9 million in 1999, $2.8 million in 1998, and $4.4 million in 1997. We cannot predict when we will become profitable, if at all.

     We anticipate that our expenses will increase substantially in the foreseeable future as we:

     - increase our direct sales and marketing activities by expanding our North American and international direct sales forces and extending our telesales efforts;

     - develop our technology and expand the functionality of our eSupport solution;

     - expand our indirect sales channels;

     - expand our infrastructure; and

     - pursue strategic relationships and acquisitions.

     Because we expect to continue to invest in our business ahead of anticipated future revenues, we expect that we will continue to incur operating losses for the foreseeable future. We cannot guarantee that our expenditures will significantly increase our revenues, if at all. If we fail to significantly increase our revenues as we implement our strategies, our losses will increase and our business will suffer.

WE RELY ON A SMALL NUMBER OF CUSTOMERS FOR A LARGE PORTION OF OUR SUBSCRIPTION REVENUES.

     Sales to a small number of customers generate a disproportionate amount of our subscription revenues. In 1999, five customers accounted for 41.3% of subscription revenues and 18.0% of total revenues. Our contracts with our customers are generally terminable by them at any time without penalty. Accordingly, revenues from any of these or other customers could decline at any time due to competition, alternative technologies, or other factors discussed in these Risk Factors. Therefore, we cannot be sure that our significant or other customers will continue to purchase our eSupport solution at current levels. A reduction of subscription revenues from these or other significant customers would harm our business. In addition, eSupport subscription customers may terminate that service at any time and purchase a license for our eSupport solution for deployment on their own servers. The licenses for our eSupport solution typically require a one time payment because they have a perpetual term. Although the reduction in our subscription revenues may be offset by an increase in our license revenues in the quarter in which the customer makes such a decision, our future subscription revenues and total revenues may suffer from such a customer transition.

WE DEPEND ON LARGE ORDERS FOR A SIGNIFICANT PORTION OF OUR LICENSE REVENUES, WHICH CAN LEAD TO SIGNIFICANT FLUCTUATIONS IN OUR REVENUES AND OPERATING RESULTS.

     Our license revenues and operating results for a quarter could fluctuate significantly based on whether a large order is closed near the end of the quarter or delayed. Customer orders can range in value from less than one hundred to several hundred thousand dollars. Therefore, our revenues for a period are likely to be affected by the timing of larger orders, which makes those revenues difficult to predict. Our revenues for a quarter could be reduced if large orders forecasted for a certain quarter are delayed or are not realized. The factors that could delay or defer an order, include:

     - time needed for technical evaluations of our solutions by prospects;

     - customer budget restrictions and internal approval procedures; and

     - timing of customer hardware purchases and engineering work needed for the customer to integrate our software with the customer's systems.

OUR REVENUES AND OPERATING RESULTS FLUCTUATE WIDELY AND ARE DIFFICULT TO PREDICT BECAUSE OF THE DELIVERY OPTIONS WE OFFER OUR CUSTOMERS.

     Our revenues and operating results have fluctuated significantly in the past, and we expect them to continue to fluctuate unpredictably in the future. The delivery options for our eSupport solution contribute to this unpredictability. We frequently are unable to predict which delivery option our customers will choose and the choices have different effects on our revenue. If a customer chooses to license our eSupport solution, we generally recognize the software license revenues in the quarter in which the sale occurred. By contrast, if a customer chooses our eSupport service, we recognize comparatively smaller increments of revenues on a monthly basis as services are provided.

IF WE DO NOT DEVELOP OUR INDIRECT SALES CHANNELS, WE WILL HAVE DIFFICULTY INCREASING OUR SUBSCRIPTION REVENUES.

     Our indirect sales channels, including partnerships with application service providers, Internet service providers, PC manufacturers, and IT service outsourcers, target the sale of our application services to small and medium size businesses. To date, subscription revenues generated by our indirect sales channels have been insignificant. If we do not expand and effectively manage our indirect sales channels, we will miss opportunities to increase our subscription revenues. We believe these channels can more effectively reach the targeted businesses and generate subscription revenues than our direct sales force. We face intense competition for the distribution of our eSupport solution through these channels. Our channel partners have no obligation to purchase or distribute our application services. In addition, our channel partners could internally develop products and services that compete with us. Our failure to establish new channel partners, manage and maintain our existing relationships with channel partners, or the unwillingness of our partners to effectively market and sell all of our application services could harm our ability to expand our business.

TO STAY IN BUSINESS WE MAY REQUIRE FUTURE ADDITIONAL FUNDING WHICH WE MAY BE UNABLE TO OBTAIN ON FAVORABLE TERMS, IF AT ALL.

     Over time, we may require additional financing for our operations or potential acquisitions. This additional financing may not be available to us on a timely basis if at all, or, if available, on terms acceptable to us. We have never been profitable. Our growth strategy involves significant increases in our expenditures for a variety of sales and marketing activities and product development and infrastructure improvements. If we fail to obtain acceptable additional financing, we may be required to reduce our planned expenditures or forego acquisition opportunities, which could reduce our revenues, increase our losses, and harm our business. Moreover, additional financing may cause dilution to existing stockholders.

WE RELY HEAVILY ON SALES OF OUR ESUPPORT SOLUTION, SO IF IT DOES NOT ACHIEVE MARKET ACCEPTANCE WE ARE LIKELY TO EXPERIENCE LARGER LOSSES.

     Since our inception, we have generated substantially all of our revenues from software licenses and subscriptions for our eSupport solution. We believe that revenues generated from our solution will continue to account for substantially all of our revenues for the foreseeable future. A decline in the price of our solution, or our inability to increase sales of our solution would harm our business and operating results more seriously than it would if we had several different products and services to sell. In addition, our future financial performance will depend upon successfully developing and selling enhanced versions of our eSupport solution. If we fail to deliver product enhancements or new products that customers want it will be more difficult for us to prevent price erosion and it will be more difficult for us to succeed.

WE DEPEND ON OUR SALES FORCE TO SELL OUR ESUPPORT SOLUTION, SO FUTURE GROWTH WILL BE CONSTRAINED BY OUR ABILITY TO RETAIN, HIRE, AND TRAIN SALES PERSONNEL.

     We sell our eSupport solution to large and medium size businesses primarily through our direct sales force, and we expect to continue to do so in the future. Our ability to sell more licenses and subscriptions for our eSupport solution and increase our revenues is limited by our ability to retain, hire, and train sales personnel. We believe that there is significant competition for sales personnel with the advanced sales skills and technical knowledge that we need. Some of our competitors may have greater resources to hire personnel with that skill and knowledge. If we are not able to hire experienced and competent sales personnel, our business will be harmed. Further, because we depend on our sales force, any turnover in our sales force can significantly harm our operating results. Sales force turnover tends to slow sales efforts until replacement personnel are recruited, trained, and become productive.

ALTHOUGH OUR STRATEGY TO INCREASE OUR REVENUES DEPENDS IN PART ON OUR ABILITY TO EXPAND INTERNATIONALLY, OUR LIMITED EXPERIENCE CONDUCTING OPERATIONS INTERNATIONALLY MAY MAKE IT MORE DIFFICULT THAN WE EXPECT TO EXPAND OVERSEAS AND MAY INCREASE THE COSTS OF DOING SO.

     To date, we have derived substantially all of our revenues from North American customers. As part of our strategy to increase revenues, we plan to expand our international operations. Our international expansion will require significant management attention and financial resources. We have limited experience with international markets and we may not adequately address all of the factors necessary to succeed. International expansion may require us to develop and deploy expensive, duplicative infrastructures to establish a local presence and gain credibility with foreign customers and foreign indirect sales channels. For example, we believe we will be required to maintain local sales forces in each of our customers' countries. In addition, customers from one country may be reluctant to permit their data to be stored on servers hosted in another country. There are many additional barriers to competing successfully in the international arena, including:

     - costs of localizing products for the language, culture, and other requirements of foreign countries;

     - restrictions on the export and use of software encryption technology;

     - difficulties associated with hiring, training, and integrating international personnel;

     - dependence on local vendors;

     - compliance with conflicting and changing governmental laws and regulations;

     - longer accounts receivable payment cycles and difficulties in collecting accounts receivable;

     - import and export restrictions;

     - adverse tax consequences;

     - fluctuations in exchange rates;

     - limitations on cash withdrawal from particular countries; and

     - tariffs.

     As a result of these competitive barriers, we cannot assure you that we will be able to increase our revenues by marketing, selling, and delivering our solution in international markets. If we do not succeed in our international efforts, our business may be harmed.

WE MAY HAVE DIFFICULTY MANAGING THE EXPANSION OF OUR OPERATIONS, AND ANY FAILURE TO DO SO WILL HARM OUR BUSINESS.

     We are undergoing rapid growth in the number of our employees and the scope of our operations, and anticipate that further expansion will be required to achieve growth in our customer base and to develop and seize market opportunities. Our rapid expansion could place a significant strain on our senior management team and operational and financial resources. To manage the expected growth of our operations and personnel, we will need to improve existing, and implement new, operational and financial systems, procedures, and controls. We also will need to expand, train, and manage our growing employee base as well as expand and maintain close coordination among our sales and marketing, finance, administrative, and operations staff. Further, we may be required to enter into additional relationships with various service providers and other third parties necessary to our business. A successful continued expansion will also require us to further develop expertise in complex contract negotiations. We cannot guarantee that our current and planned systems, procedures, and controls will be adequate to support our future operations, that we will be able to hire, train, retain, motivate, and manage the required personnel or that we will be able to identify, manage, and benefit from existing and potential strategic relationships and market opportunities. If we do not effectively manage the budgeting, forecasting, and other process control issues presented by such a rapid expansion, our business will suffer. If we are unable to undertake new business due to a shortage of staff or technology resources, our growth will be impeded. Therefore, there may be times when our opportunities for revenue growth may be limited by the capacity of our internal resources rather than by the absence of market demand.

     Several members of our senior management joined us in 1999, including James Priest, our Vice President, Sales and Craig Randall, our Vice President, Marketing. Glenn Bolduc, our Vice President, Finance joined us in March 2000 and will become our Chief Financial Officer immediately following this offering. Although we believe that these individuals are currently integrated with the other members of our management team, we cannot assure you that our management team will be able to continue to work together effectively or manage our growth successfully. We believe that the successful integration of our management team is critical to our ability to manage our operations effectively and support our anticipated future growth.

WE DEPEND ON DAVID CANE.

     Our growth and development to date have depended on the efforts of our Chief Executive Officer, David Cane. The unexpected loss of services of Mr. Cane could harm our operations.

WE MUST ATTRACT AND RETAIN QUALIFIED PERSONNEL, WHICH IS PARTICULARLY DIFFICULT FOR US BECAUSE WE COMPETE WITH OTHER HIGH TECHNOLOGY COMPANIES AND ARE LOCATED IN THE NEW ENGLAND AREA WHERE COMPETITION FOR PERSONNEL IS EXTREMELY INTENSE.

     Qualified personnel are in great demand throughout the computer software, hardware, and networking industries. The demand for qualified personnel is particularly acute in the New England area due to the large number of Internet, software, and other high technology companies and low unemployment in the region. Our success depends in large part upon our ability to attract, train, motivate, and retain highly-skilled employees, particularly sales and marketing personnel, software engineers, and technical support personnel. We have had difficulty hiring and retaining these highly-skilled employees in the past. If we are unable to attract and retain the highly-skilled technical personnel that are integral to our sales, marketing, product development, and customer support teams, the rate at which we can generate sales and develop new products or product enhancements may be limited.

WE FACE COMPETITION, WHICH COULD REDUCE OUR REVENUES AND OUR MARKET SHARE.

     The market for our eSupport solution is new, highly fragmented, and rapidly evolving. Increased competition may result in price reductions, reduced revenues, and loss of market share, any of which could harm our business. A number of private and public companies offer products that compete with specific aspects of our eSupport solution. Our competitors that license backup software include Veritas Software Corporation, Legato Systems, Inc., Stac Software Inc., and Computer Associates International, Inc. Competitors that provide backup service include SkyDesk, Inc. We also may face competition from resellers of these products and services.

     We believe the primary factors upon which we compete are the functionality of our solution, including performance and scalability, customer references, and flexibility in solution delivery.

     We expect to face increased competition in the future from our current competitors. In addition, new competitors, or alliances among existing and future competitors, may emerge and rapidly gain significant market share. We may also face increased competition in the future from major software vendors such as Microsoft or IBM to the extent that they enhance their product offerings with competitive applications. To the extent these vendors are able to offer systems that are functionally comparable or superior to our products, their significant installed customer bases, ability to offer a broad solution, and ability to price their products as incremental add-ons to existing systems can provide them with a significant competitive advantage.

     Many of our current and potential competitors have longer operating histories, significantly greater financial, technical, marketing and other resources, significantly greater name recognition, and a larger installed base of customers than us. Many of our competitors also have well-established relationships with our current and potential customers. As a result, they may begin to undertake extensive marketing efforts, offer more attractive pricing and purchase terms, or bundle their products in a manner that would put us at a competitive disadvantage.

WE MAY BE UNABLE TO SAFEGUARD OUR INTELLECTUAL PROPERTY.

     Our ability to compete is heavily affected by our ability to protect our intellectual property. We rely primarily on trade secret laws, confidentiality procedures, patents, copyrights, trademarks, and contractual arrangements to protect our intellectual property. The steps we have taken to protect our technology may be inadequate. Existing trade secret, trademark, and copyright laws offer only limited protection. Our patents could be invalidated or circumvented. The laws of certain foreign countries in which our products are, or may be, developed or sold may not fully protect our products or our intellectual property rights. This may make the possibility of piracy of our technology and products more likely. We cannot guarantee that the steps we have taken to protect our intellectual property will be adequate to prevent infringement or misappropriation of our technology. In addition, detection of infringement or misappropriation is difficult. Even if we do detect infringement or misappropriation of our technology, we may be unable to enforce our proprietary rights, which could result in harm to our business. Recently, there has been increased litigation regarding patent and other intellectual property rights in Internet-related industries. We may engage in litigation to attempt to:

     - enforce our patents;

     - protect our trade secrets or know-how;

     - defend ourselves against claims that we infringe the rights of others; or

     - determine the scope and validity of the patents or intellectual property rights of others.

     Any litigation could be unsuccessful, result in substantial cost to us, and divert our management's attention, which could harm our business.

OUR OPERATIONS COULD INFRINGE ON THE INTELLECTUAL PROPERTY RIGHTS OF OTHERS.

     Particular aspects of our technology could be found to infringe on the intellectual property rights or patents of others. Other companies may hold or obtain patents on inventions or may otherwise claim proprietary rights to technology necessary to our business. We cannot predict the extent to which we may be required to engage in litigation, pay damages, seek licenses, or alter our products so that they no longer infringe the rights of others. Litigation could result in substantial costs to us and divert our management's attention, which could harm our business. If we do not prevail in any such litigation we could be forced to pay significant damages or amounts in settlement. We cannot guarantee that the terms of any licenses we may be required to seek will be reasonable or available at all. Similarly, changing our products or processes to avoid infringing the rights of others may be costly or impractical or could detract from the value of our eSupport solution. In addition, we indemnify our partners and customers from liability they may incur as a consequence of infringement by our technology. Our indemnity obligations could cause us to incur substantial expense if any of our partners or customers incur losses as a result of infringement by our technology.

OUR BUSINESS MAY BE HARMED BY INFRINGEMENT CLAIMS OF STAC AND JOHN SHANNON AND ADVERTISING CLAIMS OF STAC.

     We have received notice from Stac Software, Inc. alleging that our eSupport solution infringes one of its patents. Our intellectual property counsel, Weingarten, Schurgin, Gagnebin & Hayes LLP, has investigated the allegations made by Stac and, based upon their advice, we do not believe that our solutions have ever infringed the Stac patent. In addition, we received a notice dated March 23, 2000 from John P. Shannon alleging that our eSupport solution infringes two of his patents. Based on our preliminary investigation of Mr. Shannon's allegations, we do not believe we are infringing any claims of his patents. We have asked our intellectual property counsel to investigate further Mr. Shannon's allegations. Because patent litigation can be extremely expensive, time-consuming, and its outcome uncertain, we may seek to obtain licenses to the disputed patents. We cannot guarantee that licenses will be available to us on reasonable terms, if at all. If a license from either Stac or Mr. Shannon is not available we could be forced to incur substantial costs to reengineer our eSupport solution which could diminish its value. In any case, we may face litigation with Stac and Mr. Shannon. Such litigation could be costly and would divert our management's attention and resources. In addition, if we do not prevail in such litigation, we could be forced to pay significant damages or amounts in settlement.

     In addition to alleging patent infringement, Stac's notice alleged that we have been advertising and marketing our eSupport solution feature previously known as SaveOnce in a misleading manner. Stac's allegations stem from the fact that our solution stores applications and files unique to a particular user only once, but stores applications and files common to multiple users twice, once when the application or file is first encountered and then, when next encountered, a second time to a common application and file pool. After consulting with Weingarten, Schurgin, Gagnebin & Hayes LLP we do not believe that our past advertising and marketing have been misleading or have diluted or tarnished any rights of Stac. Nonetheless, we have modified our advertising and marketing materials to clarify the operation of this feature and have renamed the feature SendOnce. Despite these clarifications, we cannot guarantee that we will not become involved in litigation involving our past advertising and marketing of the SaveOnce feature. If we do become involved in such litigation, we would incur substantial costs, we may be required to pay significant damages or amounts in settlement, and our management's attention and resources would be diverted.

IF WE ARE UNABLE TO ENHANCE THE FUNCTIONALITY OF OUR ESUPPORT SOLUTION AS THE MARKET FOR ESUPPORT EVOLVES, OUR SALES COULD DECLINE.

     Because the market for our solutions is emerging and subject to rapid technological change, the lifecycles of our solutions are difficult to predict. Competitors may introduce new applications or enhancements to existing products employing new technologies, which could render our existing eSupport solution obsolete and unmarketable.

     To be successful, our solutions must keep pace with technological developments, address the ever-changing and increasingly sophisticated needs of our customers, and achieve market acceptance. Our business will suffer if we are unable to develop, release, and market new software product enhancements on a timely and cost-effective basis, or if new products or enhancements do not achieve market acceptance, or fail to respond to evolving industry or technology standards.

IF OUR SOLUTION CONTAINS MATERIAL ERRORS, THEY MAY BE COSTLY TO CORRECT, REVENUES MAY DECLINE, WE MAY FACE LITIGATION, AND OUR REPUTATION COULD BE HARMED.

     Our eSupport solution is complex and may contain material errors or defects that are not discovered until after shipment and installation. If we discover any such defects, we may be unable to successfully correct them in a timely manner, if at all. In addition, we may be required to dedicate significant resources to remedy these problems. Defects in our software may also harm our reputation, reduce our market acceptance, and cause our revenues to decline. Defects may also leave us susceptible to costly warranty claims and litigation.

IF OUR SYSTEM SECURITY IS BREACHED, OUR BUSINESS AND REPUTATION COULD SUFFER.

     A fundamental requirement for online communications is the secure transmission of confidential information over public networks. Although we have implemented network security measures and our customers' information is stored on our servers in an encrypted format, our servers are vulnerable to computer viruses, physical or electronic break-ins, and similar disruptions, which could lead to interruptions, delays, or loss of data. Third parties may attempt to breach our security or that of our partners and service customers. If they are successful, they could corrupt or obtain our customers' confidential information. We may be liable to our partners and customers for any breach in our security and any breach could harm our reputation and the market acceptance of our solutions. We also may be required to expend significant capital and other resources to license encryption technology and additional technologies to protect against security breaches or to alleviate problems caused by any breach.

OUR ABILITY TO SUCCESSFULLY RECEIVE AND SEND INFORMATION AND PROVIDE ACCEPTABLE LEVELS OF CUSTOMER SERVICE LARGELY DEPENDS ON THE EFFICIENT AND UNINTERRUPTED OPERATION OF OUR COMPUTER AND COMMUNICATIONS HARDWARE AND NETWORK SYSTEMS.

     The provision of our application services requires efficient and uninterrupted operation of our servers and communications infrastructure. Although we have adopted several measures to protect the integrity of our infrastructure, our systems and operations are vulnerable to damage or interruption from fire, flood, earthquake, power loss, break-ins, telecommunications failure, improper operation by employees, and similar events. The occurrence of any of the foregoing risks could harm our business and damage our reputation.

OUR BUSINESS MAY BE HARMED BY ACQUISITIONS WE MAY COMPLETE IN THE FUTURE.

     We may pursue acquisitions of related businesses, technologies, product lines, or products. Our identification of suitable acquisition candidates involves risks inherent in assessing the values, strengths, weaknesses, risks, and profitability of acquisition candidates, including the effects of the possible acquisition on our business, diversion of our management's attention, and risks associated with unanticipated problems or latent liabilities. If we are successful in pursuing future acquisitions, we expect to expend significant funds, incur additional debt or issue additional securities, which may harm our revenues and business and be dilutive to our stockholders. If we spend significant funds or incur additional debt, our ability to obtain financing for working capital or other purposes could decline and we may be more vulnerable to economic downturns and competitive pressures. We cannot guarantee that we will be able to finance additional acquisitions or that we will realize any anticipated benefits from acquisitions that we complete. Should we successfully acquire another business, the process of integrating acquired operations into our existing operations may result in unforeseen operating difficulties and may require significant financial resources that would otherwise be available for the ongoing development or expansion of our existing business. Acquisitions could also result in goodwill and other intangible assets which could create substantial ongoing amortization charges against our earnings over the useful lives of the assets acquired. We have no current plans, agreements, or commitments with respect to any acquisitions.

WE MAY SUFFER SERVICE INTERRUPTIONS OR TECHNICAL FAILURES DUE TO THE YEAR 2000 COMPUTER PROBLEM.

     The failure of our internal systems to be year 2000 compliant could temporarily prevent us from providing service to our customers and could require us to devote significant resources to correct such problems. Problems associated with the year 2000 may not become apparent until some time after January 2000. Due to the general uncertainty inherent in the year 2000 computer problem, which includes our uncertainty as to the year 2000 readiness of our partners and third-party suppliers, vendors, and customers, we are unable to determine at this time whether the consequences of year 2000 failures will harm our business.

                         RISKS RELATING TO OUR INDUSTRY

IF THE TREND OF MAINTAINING CRITICAL INFORMATION AND APPLICATIONS ON PCS CEASES, OUR BUSINESS WILL BE HARMED.

     We developed our eSupport solution as a reaction to the current business trend of maintaining business-critical applications and data on PCs rather than on widely accessible central network servers. Our current solution is designed only to capture information resident on PCs. If the current trend changes, and businesses choose to locate important applications and data elsewhere, such as on networks or removable media, our solution will not capture critical data and will not be effective, and the market for our solution will decline.

OUR SUCCESS DEPENDS ON THE RELIABILITY OF THE INTERNET FOR THE TRANSMISSION OF INFORMATION.

     Our services depend on the Internet for the transmission of information and the operation of our applications. We cannot be sure that the Internet will continue to be a reliable and convenient medium in the future. From time to time, the Internet has experienced a variety of outages and other delays as a result of excessive congestion or damage to portions of its infrastructure, and could face such outages and delays in the future. Changes in, or insufficient availability of, telecommunications services, or the failure of Internet service providers to support the Internet or other online services also could result in slower response times. These developments would adversely affect usage of the Internet and other online services generally, and our service in particular. If the infrastructure of the Internet and other online services becomes unreliable or does not effectively support growth that may occur, our business will suffer.

LAWS WHICH APPLY TO COMMUNICATIONS AND COMMERCE OVER THE INTERNET COULD HARM OUR BUSINESS.

     Laws and regulations which apply to communications and commerce over the Internet are becoming more prevalent. The most recent session of the United States Congress resulted in Internet laws regarding children's privacy, copyrights, taxation, and the transmission of sexually explicit material. The European Union recently enacted its own privacy regulations, and is currently considering copyright legislation that may extend the right of reproduction held by copyright holders to include the right to make temporary copies for any reason. We manage and store sensitive customer information that may be subject to privacy laws and regulations. As a result, in the future we may be subject to claims associated with invasion of privacy or inappropriate disclosure, use, or loss of this information. Any imposition of liability, particularly liability that is not covered by insurance or is in excess of insurance coverage, could harm our reputation and our business.

     The law of the Internet remains largely unsettled, even in areas where there has been some legislative action. It may take years to determine whether and how existing laws such as those governing intellectual property, privacy, content, libel, and taxation apply to the Internet. The adoption or modification of laws or regulations relating to the Internet, or interpretations of existing law, could harm our business.

WE MAY BE SUBJECT TO REGULATION, TAXATION, ENFORCEMENT, OR OTHER LIABILITIES IN UNEXPECTED JURISDICTIONS.

     We provide our eSupport solution to customers located throughout the United States and plan to expand our distribution to several foreign countries. As a result, we may be required to qualify to do business, or be subject to tax or other laws and regulations, in these jurisdictions even if we do not have a physical presence or employees or property in these jurisdictions. The application of these multiple sets of laws and regulations is uncertain, but we could find we are subject to regulation, taxation, enforcement, or other liability in unexpected ways, which could harm our business.

                         RISKS RELATED TO THIS OFFERING

FUTURE SALES BY EXISTING SECURITY HOLDERS COULD DEPRESS THE MARKET PRICE OF OUR COMMON STOCK.

     If our existing stockholders sell a large number of shares of our common stock, or the public market perceives that existing stockholders might sell shares of common stock, the market price of our common stock could significantly decline. All of the shares offered under this prospectus, other than the shares purchased by our existing stockholders pursuant to preemptive rights described under "Certain Transactions -- Preemptive Rights," will be freely tradable in the open market, and

     - 2,321,643 additional shares may be sold immediately after this offering;

     - 889,460 additional shares may be sold 90 days after the date of this prospectus, including 212,043 shares issuable pursuant to options and warrants; and

     - 23,877,873 additional shares may be sold upon the expiration of lock-up agreements 180 days after the date of this prospectus, including 1,330,740 shares issuable pursuant to options and warrants.

     Deutsche Bank Securities Inc., as representative of the underwriters, may release any or all shares from the lock-up agreements at any time and without notice.

     Commencing 180 days after the date of this prospectus, existing stockholders holding an aggregate of 22,086,663 shares of common stock plus up to 624,459 shares of our common stock issued upon conversion of certain warrants have the right to require us to register their shares of common stock with the Securities and Exchange Commission. If we register their shares of common stock, they can sell those shares in the public market.

     After this offering, we intend to register approximately 12,750,000 shares of our common stock that we have issued or may issue under our stock plans. Of these shares, 653,259 shares are issuable pursuant to immediately exercisable options. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements described above.

NEW INVESTORS WILL SUFFER IMMEDIATE AND SUBSTANTIAL DILUTION IN THE NET TANGIBLE BOOK VALUE OF THEIR SHARES.

     The initial public offering price is substantially higher than the net tangible book value per share of our common stock. The net tangible book value of a share of common stock purchased at the initial public offering price of
$     per share is only $          . Additional dilution may be incurred if
holders of stock options, whether currently outstanding or subsequently granted, exercise their options or if warrantholders exercise their warrants to purchase common stock.

OUR EXECUTIVE OFFICERS AND DIRECTORS WILL CONTROL ALL MATTERS REQUIRING STOCKHOLDER APPROVAL.

     After this offering, our executive officers and directors and their affiliates will together control approximately % of the outstanding common stock. As a result, these stockholders, if they act together, will control all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying, preventing or deterring a change in control, could deprive our stockholders of an opportunity to receive a premium for their common stock in such a change of control, and might lower the market price of our common stock.

OUR STOCK PRICE IS LIKELY TO BE HIGHLY VOLATILE.

     The stock market has, from time to time, experienced extreme price and volume fluctuations. Often these fluctuations are unrelated or disproportionate to the operating performance of the companies. The market prices of securities of technology companies, in particular, have been extremely volatile. Many factors could cause the market price for our common stock to decline, perhaps substantially, following this offering, including:

     - failure to successfully implement aspects of our growth strategy;

     - failure to meet research and development goals related to our products and services;

     - technological innovations by our competitors or in competing technologies;

     - investor perception of our industry or our prospects; and

     - general technology or technology trends.

     Occasionally, when the market price of a stock has been volatile, holders of that stock have instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought such a lawsuit against us, even if the lawsuit were without merit, we could incur substantial costs defending the lawsuit. The lawsuit would also divert the time and attention of our management.

A MARKET FOR OUR COMMON STOCK MAY NEVER DEVELOP AND THE PRICE OF OUR COMMON STOCK MAY BE LOWER THAN THE PRICE YOU PAY IN THIS OFFERING.

     Prior to this offering, there has been no public market for our common stock. After this offering, an active trading market in our common stock might not develop or continue. If you purchase shares of our common stock in the offering, you will pay a price that was not established in a competitive market. Rather, you will pay a price that we negotiated with the representatives of the underwriters based upon several factors. See "Underwriting." The price of our common stock that will prevail in the market after the offering may be higher or lower than the price you pay.

OUR MANAGEMENT WILL HAVE SUBSTANTIAL DISCRETION OVER THE USE OF THE PROCEEDS OF THIS OFFERING.

     We have not designated specific uses for the net proceeds of this offering. Accordingly, you must rely upon the judgment of our management who will have significant flexibility with respect to applying the net proceeds. Our failure to apply the funds effectively could prevent us from successfully implementing our strategy and would harm our business.

WE HAVE VARIOUS MECHANISMS IN PLACE TO DISCOURAGE TAKEOVER ATTEMPTS THAT MIGHT TEND TO SUPPRESS OUR STOCK PRICE.

     Provisions of our certificate of incorporation and bylaws that may discourage, delay, or prevent a change in control include:

     - we are authorized to issue "blank check" preferred stock, which could be issued by our board of directors to increase the number of outstanding shares and thwart a takeover attempt;

     - we provide for the election of only one-third of our directors at each annual meeting of stockholders which slows turnover on the board of directors;

     - we limit who may call special meetings of stockholders;

     - we require all stockholder actions be taken at a meeting of our stockholders; and

     - we require advance notice for nominations for election to the board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

     Our outstanding options to acquire common stock typically vest as to 25% of the underlying shares 12 months from the date of grant and as to the remaining 75% in equal monthly increments until the fourth anniversary of the date of grant. In the event of a change in control the vesting of our options generally accelerates by one year, except for options held by certain executive officers which vest in full. In addition, our executive officers are entitled to lump sum payments equal to one year's salary in the event of a change in control.

     Stockholders sometimes realize a significant premium in their stock price when an offer is made to purchase a company. Because we have adopted the arrangements described above, such offers will likely be discouraged, and our stockholders may lose the benefit of any potential acquisition premium.

     In addition, Section 203 of the Delaware General Corporation Law may discourage, delay or prevent a change in control of us. See "Description of Capital Stock -- Antitakeover Effects of Provisions of Our Certificate of Incorporation, Bylaws and Delaware Law" and "-- Statutory Business Combination Provision."

      SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

     We make many statements in this prospectus under the captions "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business," and elsewhere that constitute forward-looking statements. These statements relate to our future plans, objectives, expectations, and intentions. Forward-looking statements include, but are not limited to, statements regarding:

     - market acceptance of new products;

     - competition in the industry;

     - the ability to satisfy demand for our products;

     - the development of new competitive technologies;

     - future acquisitions;

     - the availability of qualified personnel;

     - international, national, regional, and local economic and political changes;

     - general economic conditions; and

     - trends affecting the eSupport industry, our financial condition or results of operations.

     In some cases, you can identify these statements from terms such as "believe," "expect," "will," "anticipate," "intend," "plan," and similar expressions in the prospectus. These forward-looking statements involve a number of risks and uncertainties. These statements reflect our current views with respect to future events and are based on assumptions and are subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors and risks. We discuss many of these risks in greater detail under the heading "Risk Factors." Also, these forward-looking statements represent our estimates and assumptions only as of the date of this prospectus.

     This prospectus contains estimates of market growth and other data related to PCs, including laptops, and eSupport. These estimates have been included in studies published by market research and other firms including International Data Corporation and Gartner Group. These estimates have been produced by industry analysts based on trends to date, their knowledge of technologies and markets, and customer research, but these are forecasts only and are subject to inherent uncertainty.

                                USE OF PROCEEDS

     The net proceeds to us from the sale of the        shares being offered by
us at an assumed initial public offering price of $     per share, after
deducting estimated underwriting discounts and commissions and estimated offering expenses, are estimated to be approximately $ million, or approximately $ million if the underwriters' over-allotment option is exercised in full.

     The principal purposes of this offering are to:

     - obtain additional working capital and increase financial flexibility;

     - create a public market for our common stock;

     - facilitate our future access to public capital markets; and

     - provide liquidity for our common stock to facilitate future acquisitions with our stock.

     We believe that our enhanced financial position will provide us with needed flexibility to respond to technological and market developments and opportunities and improves our ability to attract and retain customers and employees.

     We have not designated specific uses for the net proceeds of this offering. We expect to use the net proceeds for general corporate purposes, including working capital, increased spending on sales and marketing, customer support, research and development, expansion of our operational and administrative infrastructure, and the leasing of additional facilities. We may use a portion of the net proceeds to acquire or invest in complementary businesses, technologies, or product lines or products. However, we have no current plans, agreements, or commitments with respect to any such acquisition or investment, and we are not currently engaged in any negotiations with respect to any such transaction.

     We will retain broad discretion in the allocation of the net proceeds of this offering. The amounts we actually spend may vary significantly and will depend on a number of factors, including our future revenue and cash generated by operations and the other factors described in "Risk Factors." Until allocated for specific use, we will invest the net proceeds of the offering in government securities and other short-term investments. We cannot predict whether the invested proceeds will yield a favorable return.

                                DIVIDEND POLICY

     We have never paid or declared any cash dividends on our capital stock and do not plan to pay any cash dividends in the foreseeable future. Our current policy is to retain all of our earnings to finance future growth. Our lending arrangement prohibits the payment of dividends without the prior approval of our lender.

                                 CAPITALIZATION

     The following table presents our capitalization:

     - on an actual basis as of December 31, 1999;

     - on a pro forma basis as of December 31, 1999 giving effect to the conversion of all outstanding shares of convertible preferred stock and certain warrants into 20,212,665 shares of common stock upon completion of this offering; and

     - on a pro forma as adjusted basis to reflect the preceding pro forma
       adjustments and the sale of        shares of common stock in this
       offering at an assumed initial public offering price of $     per share,
       after deduction of estimated underwriting discounts and commissions and our estimated offering expenses, and the use of the net proceeds as described in "Use of Proceeds."

                                                                       DECEMBER 31, 1999
                                                              ------------------------------------
                                                                                        PRO FORMA
                                                               ACTUAL     PRO FORMA    AS ADJUSTED
                                                              --------    ---------    -----------
                                                                         (IN THOUSANDS)
Current portion of long-term obligations....................  $    127    $    127      $    127
                                                              ========    ========      ========
Series D redeemable convertible preferred stock, at
  redemption value..........................................    23,582          --
Stockholders' equity (deficit):
  Preferred stock, $0.001 par value; no shares authorized,
    issued or outstanding, actual; 5,000,000 shares
    authorized and no shares issued or outstanding pro
    forma, and pro forma as adjusted........................        --          --
  Convertible preferred stock, $0.001 par value; 13,387,086
    shares authorized, 3,474,710 shares issued and
    outstanding, actual; no shares authorized, issued and
    outstanding pro forma, and pro forma as adjusted........         3          --
  Common stock, $0.001 par value, 12,000,000 shares
    authorized, 6,638,544 shares issued, 5,268,096 shares
    outstanding, actual; 100,000,000 shares authorized,
    26,851,209 shares issued, 25,480,731 shares outstanding,
    pro forma; 100,000,000 shares authorized,       shares
    issued,       shares outstanding pro forma as
    adjusted................................................         7          26
  Additional paid-in capital................................    14,801      38,367
  Accumulated deficit.......................................   (16,672)    (16,672)
  Deferred compensation.....................................    (1,544)     (1,544)
  Treasury stock, at cost, 1,370,448 shares, actual, pro
    forma, and pro forma as adjusted........................       (52)        (52)
                                                              --------    --------
      Total stockholders' equity (deficit)..................    (3,457)     20,125
                                                              --------    --------
         Total capitalization...............................  $ 20,125    $ 20,125
                                                              ========    ========

     The pro forma as adjusted number of shares of our common stock that will be outstanding after this offering is based on the number of shares outstanding on December 31, 1999. It excludes 3,124,305 shares subject to outstanding options and warrants at a weighted-average exercise price of $0.23 per share and additional shares available for issuance under our stock option plans. It also excludes options to purchase 5,297,100 shares of common stock at a weighted-average exercise price of $2.58 per share, which were granted after December 31, 1999.

                                    DILUTION

     Our pro forma net tangible book value as of December 31, 1999, after giving effect to the automatic conversion of our preferred stock into 19,588,206 shares of common stock and the issuance of 624,459 shares of common stock upon the conversion of certain warrants upon the completion of this offering, was $20.1 million, or $0.79 per share of common stock. Pro forma net tangible book value per share is determined by dividing our tangible book value (total tangible assets less total liabilities) by the pro forma number of outstanding shares of common stock at that date. After giving effect to the sale of the shares of our common stock offered hereby at an assumed initial public offering
price of $     per share, and after deducting estimated underwriting discounts and commissions and estimated offering expenses, our pro forma net tangible book
value at December 31, 1999 would have been $ million, or $     per share. This
represents an immediate increase in net tangible book value to existing
stockholders of $     per share and an immediate dilution to new investors of
$     per share. The following table illustrates the per share dilution:

Assumed initial public offering price per share.............           $
  Pro forma net tangible book value per share as of December
     31, 1999...............................................  $0.79
  Increase per share attributable to sale of common stock in this offering..........................................
                                                              -----
Pro forma net tangible book value per share after this
  offering..................................................
                                                                       --------
Net tangible book value dilution per share to new
  investors.................................................           $
                                                                       ========

     The following table summarizes, on a pro forma basis as of December 31, 1999, the differences between the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by the existing stockholders and by the new public investors (based upon an assumed
initial public offering price of $     per share and before deducting estimated
underwriting discounts and commissions and estimated offering expenses):

                               SHARES PURCHASED      TOTAL CONSIDERATION
                             --------------------   ---------------------    AVERAGE PRICE
                               NUMBER     PERCENT     AMOUNT      PERCENT      PER SHARE
                             ----------   -------   -----------   -------    -------------
Existing stockholders......  25,480,761             $34,804,491                  $1.37
New public investors.......
     Total.................

     The discussion and table exclude:

     - 3,124,305 shares of common stock issuable upon exercise of stock options and warrants outstanding at December 31, 1999 at a weighted average exercise price of $0.23 per share;

     - 5,297,100 shares of common stock issuable upon exercise of stock options granted after December 31, 1999 at a weighted average exercise price of $2.58 per share; and

     - an aggregate of 4,053,141 shares reserved for future grant under our stock plans.

     If the underwriters' over-allotment option is exercised in full, the shares
held by existing stockholders will decrease to      % of the total number of
shares of common stock outstanding after the offering, and the number of shares
held by new investors will increase to           , or      % of the total number
of shares of common stock outstanding after the offering. To the extent the warrants and outstanding options are exercised and the underlying shares are issued, there will be further dilution to new investors. If all of these options and warrants had been exercised as of December 31, 1999, net tangible book value
per share after this offering would be $          and total dilution per share
to new investors would be $          .

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

     Our selected consolidated financial data set forth below as of December 31, 1998 and 1999, and for the three years ended December 31, 1999, have been derived from our consolidated financial statements and notes thereto, which have been audited by Arthur Andersen LLP, independent public accountants, and are included elsewhere in this prospectus. Our selected consolidated financial data as of December 31, 1995, 1996, and 1997, and for the period from inception to December 31, 1995, and for the year ended December 31, 1996 are derived from our consolidated financial statements and notes thereto, which have been audited by Arthur Andersen LLP, independent public accountants, not included herein.

     You should read the selected historical consolidated financial data set forth below together with our "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and notes thereto included elsewhere in this prospectus.

                                                           YEAR ENDED DECEMBER 31,
                                             ---------------------------------------------------
                                             1995(1)     1996       1997       1998       1999
                                             -------    -------    -------    -------    -------
                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
REVENUES:
  License..................................   $  --     $    13    $   112    $ 1,166    $ 3,157
  Subscription.............................      --           9        210        975      2,586
  Other....................................      --          10        230        899        196
                                              -----     -------    -------    -------    -------
    Total revenues.........................      --          32        552      3,040      5,939
Cost of revenues...........................      --          --        552        602        928
                                              -----     -------    -------    -------    -------
Gross profit...............................      --          32         --      2,438      5,011
                                              -----     -------    -------    -------    -------
OPERATING EXPENSES:
  Sales and marketing......................      43         524      2,504      2,839      5,165
  Research and development.................      69         851        943      1,418      1,979
  General and administrative...............      16       1,987      1,103      1,059      1,731
  Stock-based compensation.................      --          --         --         --        594
                                              -----     -------    -------    -------    -------
    Total operating expenses...............     128       3,362      4,550      5,316      9,469
                                              -----     -------    -------    -------    -------
    Loss from operations...................    (128)     (3,330)    (4,550)    (2,878)    (4,458)
Interest income (expense), net.............       2          99        169         84       (452)
                                              -----     -------    -------    -------    -------
    Net loss...............................    (126)     (3,231)    (4,381)    (2,794)    (4,910)
Accretion of preferred stock...............      --          --         --         --     (1,230)
                                              -----     -------    -------    -------    -------
Net loss available to common stockholders..   $(126)    $(3,231)   $(4,381)   $(2,794)   $(6,140)
                                              =====     =======    =======    =======    =======
Net loss per share -- basic and diluted....   $  --     $ (4.43)   $ (1.51)   $ (0.77)   $ (1.31)
                                              =====     =======    =======    =======    =======
Weighted average common shares
  outstanding -- basic and diluted.........      --         729      2,909      3,634      4,679
Pro forma net loss per share -- basic and
  diluted..................................                                              $ (0.37)
                                                                                         =======
Pro forma weighted average common shares
  outstanding -- basic and diluted.........                                               16,573

                                                                DECEMBER 31,
                                           ------------------------------------------------------
                                            1995       1996         1997         1998      1999
                                           -------    ------    ------------    ------    -------
                                                               (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
  Cash and cash equivalents..............   $924      $1,906       $3,793       $1,823    $20,357
  Current assets.........................    939       1,937        3,999        2,422     22,530
  Total assets...........................    951       2,321        4,313        2,814     23,639
  Current liabilities....................     22         450          787        2,159      3,514
  Redeemable convertible preferred
    stock................................     --          --           --           --     23,582
  Total stockholders' equity (deficit)...    929       1,857        3,364          545     (3,457)

-------------------------
(1) From inception (October 31, 1995) to December 31, 1995.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis of our financial condition and results of operations should be read in conjunction with "Selected Historical Consolidated Financial Data" and our consolidated financial statements and related notes included elsewhere in this prospectus. In addition to historical information, the discussion in this prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated by these forward-looking statements due to several factors including those factors set forth under "Risk Factors" and elsewhere in this prospectus.

OVERVIEW

     We are a leading provider of eSupport services and applications. Our eSupport solution uses the Internet and our proprietary technologies to help preserve the availability of data, applications, and settings residing on desktop PCs, remote laptops, and other network devices throughout an organization. With our eSupport solution, users can solve their PC problems themselves online, virtually anywhere, 24 hours a day. Our solution automates diagnosis and self-repair, supports upgrades, and restores data and applications lost due to such problems as virus damage, lost or stolen PCs, and hard drive crashes. We deliver our eSupport solutions as an application service, in which we or our partners provide the operational infrastructure, and as a licensed software application to enterprises seeking to deploy their own internal eSupport system.

     We were formed as a Delaware corporation and began operations in October 1995. We initially focused on data protection. In 1996, we provided our first Internet-based PC backup service targeted at small businesses. In 1997, we expanded our market focus to include large enterprises and launched our first licensed application. In 1998, we released our first eSupport licensed application designed specifically for large enterprises. In 1999, we added application protection to our solution. We have and intend to seek additional partnerships with service providers and other resellers that target small to medium size businesses.

     We generate revenues from two principal sources:

     - license revenues from our eSupport software application; and

     - subscription revenues from: (1) customers using our eSupport application service; (2) support and maintenance service fees related to our licensed applications; and (3) royalty payments from our reseller partners.

     When licensing our eSupport software application for internal use, customers typically pay an up-front, one-time fee for a perpetual, non-exclusive license of our software. Generally, the amount of the license fee is based on the number of PCs supported. We generally recognize license revenues upon delivery of the application. If the application is subject to acceptance and/or return and refund, we defer recording revenue until acceptance has occurred or the refund period has expired. Delivery lead times for our applications are short and consequently, most of our license revenues in each quarter result from orders received in that quarter. Accordingly, we generally maintain a backlog only for our subscription and support activities, and we believe that our backlog at any point in time is not a reliable indicator of future revenues and earnings.

     Subscription revenues consist primarily of application service arrangements with customers. Under these arrangements, for a monthly, quarterly, or annual fee, the customer can access our eSupport service over the Internet. These revenues are based on the contracted number of users. We recognize revenues from application services over the term of the arrangement, typically one year. Support service revenues relate to support and maintenance agreements for our licensed applications. Under these agreements, we typically provide product enhancements and technical support to customers for an annual fee of 15% of the software license fee. We bill annually in advance for these services and record revenues ratably over the term of the support agreement. Support agreements are renewable at the discretion of the customer. Through December 31, 1999, we have experienced favorable renewable rates on our eSupport subscription services, although we have only offered these services for a short period of time and many agreements have not yet reached the renewal date.

     Other revenues in 1997 and 1998 consisted primarily of payments received under a software development and license agreement. The remaining components of other revenue are training and custom engineering revenues. We do not expect other revenues to comprise a material portion of total revenues in future periods.

     Cost of revenues consists primarily of salaries and related personnel costs, hardware and networking costs, and other operating costs associated with our service and customer support organization. The costs associated with software licenses and other revenues have not been significant in any period presented, nor are they expected to be significant in the foreseeable future.

     Sales and marketing expenses consist primarily of salaries, commissions and other related costs for sales and marketing personnel, travel expenses, public relations, and marketing materials and events. We license our eSupport applications primarily through our direct sales force. Subscription revenues are generated from our direct sales force, our telesales organization, and our indirect sales channels.

     Research and development expenses consist primarily of salaries and related costs to support product development. We maintain a product development staff to enhance our existing applications and to develop new products. To date, all software development costs have been expensed as incurred.

     General and administrative expenses consist primarily of salaries and related costs for operations and finance employees, legal and accounting fees, and facilities-related expenses.

     Since our inception, we have incurred substantial costs to develop our technology and applications, to hire, train and develop a sales and marketing organization, and to establish an administrative organization. These costs have exceeded the revenues generated by our licensed application and application service and as a result, we have incurred losses in each year since inception and have accumulated losses of $15.4 million at December 31, 1999. We anticipate that our operating expenses will increase substantially in future periods as we increase our sales and marketing organization, fund greater levels of research and development, and improve operational and financial systems. Because we expect to continue to invest in our business ahead of anticipated future revenues, we expect that we will continue to incur losses for the foreseeable future.

RESULTS OF OPERATIONS

     The following table sets forth consolidated statements of operations data expressed as a percentage of total revenues for each period indicated. The historical results are not necessarily indicative of results to be expected for any future period.

                                                              YEAR ENDED DECEMBER 31,
                                                            ----------------------------
                                                            1997        1998        1999
                                                            ----        ----        ----
REVENUES:
  License.................................................    20%         38%         53%
  Subscription............................................    38          32          44
  Other...................................................    42          30           3
                                                            ----        ----        ----
     Total revenues.......................................   100         100         100
COST OF REVENUES..........................................   100          20          16
                                                            ----        ----        ----
Gross profit..............................................    --          80          84
                                                            ----        ----        ----
OPERATING EXPENSES:
  Sales and marketing.....................................   454          93          87
  Research and development................................   171          47          33
  General and administrative..............................   200          35          29
  Stock-based compensation................................    --          --          10
                                                            ----        ----        ----
     Total operating expenses.............................   825         175         159
                                                            ----        ----        ----
Operating loss............................................  (825)        (95)        (75)
                                                            ----        ----        ----
Interest income expense, net..............................    31           3          (8)
                                                            ----        ----        ----
Net loss..................................................  (794)%       (92)%       (83)%
                                                            ====        ====        ====

YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

     Revenues. Total revenues increased 451% from $552,000 in 1997 to $3.0 million in 1998 and 95% to $5.9 million in 1999. The increase was due to growth in the number of customers licensing our eSupport application for internal use, growth in subscribers to our eSupport application services, and growth in support and maintenance services related to our licensed application.

     License Revenues. License revenues increased 941% from $112,000 in 1997 to $1.2 million in 1998 and 171% to $3.2 million in 1999. The increase was primarily due to expanding market acceptance of our eSupport licensed application, which was introduced in the second half of 1997, and increases in our direct sales force. License revenues as a percentage of total revenues was 20% in 1997, 38% in 1998, and 53% in 1999. This increase was a result of our strategy to focus our direct sales force on the largest corporate accounts, which generally prefer to license applications for internal deployment.

     Subscription Revenues. Subscription revenues increased 364% from $210,000 in 1997 to $975,000 in 1998, and 165% to $2.6 million in 1999. The increase represents the impact of a growing base of customers who have subscribed to our eSupport application service, which we believe is caused by increasing market acceptance of that service. In addition, maintenance and support revenues derived from customers who have licensed our eSupport software application, increased due to the rise in the number of licensees.

     Cost of Revenues. Cost of revenues increased 9% from $552,000 in 1997 to $602,000 in 1998 and 54% to $928,000 in 1999. The increase in cost of revenues was primarily due to costs incurred to support the growing installed base of customers subscribing to our eSupport application services and, to a lesser extent, growth in the numbers of customers for our maintenance and support services. The increase consisted of growth in personnel and related expenses, as well as growth in equipment and networking expenses. Cost of license revenues are not significant. Cost of revenues as a percentage of subscription revenues was 62% in 1998, and 36% in 1999. This decrease was due to subscription revenues rising at a greater rate than the related costs. In the short-term, we expect that our cost of revenues as a percentage of revenues will increase as we add operational capacity in advance of the related revenues. In the long-term, we expect cost of revenues as a percentage of revenues to decline as we acquire additional customers to fill such capacity.

     Gross Profit. Gross profit increased 106% from $2.4 million in 1998 to $5.0 million in 1999. We did not generate a gross profit in 1997. The increase in gross profit was primarily due to the increase in total revenues. The gross margin increased from 80% in 1998 to 84% in 1999. The gross margin improvement was primarily due to the increase in license revenues as a percentage of total revenues as well as the improved gross margin on subscription revenues in 1999 as compared to 1998. We expect gross margin to fluctuate in future periods due to changes in the mix of license and subscription revenues.

     Sales and Marketing Expenses. Sales and marketing expenses increased 13% from $2.5 million in 1997 to $2.8 million in 1998 and increased 82% to $5.2 million in 1999. The increase was primarily due to increased sales and sales support personnel as we established our direct sales force, increased costs associated with marketing programs, and costs associated with opening sales offices outside Massachusetts. We expect sales and marketing expenses to increase in absolute dollars as we expand our direct sales force, including telesales personnel, establish indirect sales channels, and develop new marketing programs.

     Research and Development Expenses. Research and development expenses increased 50% from $943,000 in 1997 to $1.4 million in 1998 and increased 40% to $2.0 million in 1999. The increase was primarily due to growth in personnel and related costs. To date, all software development costs have been expensed in the period incurred. We expect research and development expenses to continue to increase in absolute dollars, but to decrease as a percentage of total revenues in future periods.

     General and Administrative Expenses. General and administrative expenses were $1.1 million in both 1997 and 1998, and increased 63% to $1.7 million in 1999. The increase in general and administrative expenses in 1999 was primarily due to growth in personnel and related costs and increased professional fees all related to supporting our growth. We expect general and administrative expenses to increase in absolute dollars as we continue to build our administrative infrastructure to manage anticipated growth but to decrease as a percentage of total revenues in future periods.

     Interest Income. Interest income decreased from $169,000 in 1997 to $118,000 in 1998, and increased to $223,000 in 1999. The decrease in 1998 was due to lower cash balances available for investment as the proceeds of our 1997 preferred stock financing were expended in 1998. The increase in 1999 was due to greater cash balances available for investment as a result of proceeds received from our preferred stock financing in 1999.

     Interest Expense. Interest expense increased from $34,000 in 1998 to $675,000 in 1999. The increase in 1999 was primarily due to interest incurred on a $3,000,000 bridge loan from investors. Approximately $537,000 of interest expense in 1999 was noncash interest expense associated with the value of warrants issued to the bridge noteholders.

     Stock-Based Compensation. In connection with our grant of stock options during the year ended December 31, 1999, we recorded deferred stock-based compensation of $2.1 million, of which we amortized $594,000 in 1999. Stock-based compensation expense represents the amortization of stock compensation charges resulting from the granting of stock options to employees with exercise prices that may be deemed, for accounting purposes, to be below the fair value of our common stock on the date of the grant. These amounts are being amortized over the vesting periods of the applicable options, which are typically four years. See note 9(c) to our consolidated financial statements. We expect to record an additional $21.0 million deferred compensation in the first half of 2000.

     Net Operating Loss Carryforwards. As of December 31, 1999, we had approximately $14.2 million of state and federal net operating loss carryforwards available to offset future taxable income. These net operating loss carryforwards expire at various dates through 2019, to the extent that they are not used. We have not recognized any benefit for the future use of the net operating loss carryforwards for any period since inception. Use of the net operating loss carryforwards may be limited in future years if there is a significant change in our ownership. We believe that our proposed initial public offering will result in an ownership change. However, we do not believe that this ownership change will place a significant limitation on our ability to use the net operating loss carryforwards.

QUARTERLY RESULTS OF OPERATIONS

     The following table presents our consolidated operating results for each of the four quarters in 1999. The information for each of these quarters is unaudited and has been prepared on the same basis as our audited consolidated financial statements appearing elsewhere in this prospectus. In the opinion of management, all necessary adjustments, consisting only of normal recurring adjustments, have been included to present fairly the unaudited quarterly results when read in conjunction with our audited consolidated financial statements and related notes appearing elsewhere in this prospectus.

                                                             THREE MONTHS ENDED
                                              ------------------------------------------------
                                              MARCH 31,    JUNE 30,     SEPT. 30,    DEC. 31,
                                                1999         1999         1999         1999
                                              ---------    ---------    ---------    ---------
                                                         (IN THOUSANDS, UNAUDITED)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
REVENUES:
  License...................................   $   329      $   661      $   740      $ 1,427
  Subscription..............................       543          604          669          770
  Other.....................................       117           24           40           15
                                               -------      -------      -------      -------
     Total revenues.........................       989        1,289        1,449        2,212
COST OF REVENUES............................       195          241          222          270
                                               -------      -------      -------      -------
Gross Profit................................       794        1,048        1,227        1,942
                                               -------      -------      -------      -------
OPERATING EXPENSES:
  Sales and marketing.......................       914        1,200        1,469        1,582
  Research and development..................       390          478          476          635
  General and administrative................       328          385          440          578
  Stock-based compensation..................        30          101          203          260
                                               -------      -------      -------      -------
     Total operating expenses...............     1,662        2,164        2,588        3,055
                                               -------      -------      -------      -------
Operating loss..............................      (868)      (1,116)      (1,361)      (1,113)
Interest income (expense), net..............       (24)         (56)        (389)          17
                                               -------      -------      -------      -------
Net loss....................................   $  (892)     $(1,172)     $(1,750)     $(1,096)
                                               =======      =======      =======      =======

As a percentage of total revenues:

                                                                THREE MONTHS ENDED
                                                  ----------------------------------------------
                                                  MARCH 31,    JUNE 30,    SEPT. 30,    DEC. 31,
                                                    1999         1999        1999         1999
                                                  ---------    --------    ---------    --------
                                                                   (UNAUDITED)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
REVENUES:
  License.......................................      33%         51%          51%          64%
  Subscription..................................      55          47           46           35
  Other.........................................      12           2            3            1
                                                     ---         ---         ----         ----
     Total revenues.............................     100         100          100          100
COST OF REVENUES................................      20          19           15           12
Gross profit....................................      80          81           85           88
OPERATING EXPENSES:
  Sales and marketing...........................      93          93          102           71
  Research and development......................      39          37           33           29
  General and administrative....................      33          30           30           26
  Stock-based compensation......................       3           8           14           12
                                                     ---         ---         ----         ----
     Total operating expenses...................     168         168          179          138
                                                     ---         ---         ----         ----
Operating loss..................................     (88)        (87)         (94)         (50)
Interest income, net............................      (2)         (4)         (27)           1
                                                     ---         ---         ----         ----
Net loss........................................     (90)%       (91)%       (121)%        (49)%
                                                     ===         ===         ====         ====

     Revenues increased steadily over the last four quarters as a result of expansion of our direct sales force, growing acceptance of our eSupport licensed application, and growth in the number of companies licensing our software for internal use. Subscription revenues have increased each quarter due to the increasing installed base of subscribers of our eSupport application service and support and maintenance on our eSupport application. Our direct sales force targets large enterprises. Because large enterprises typically prefer our licensed application, license revenues have grown at a faster rate than subscription revenues.

     Operating expenses increased during each of the last four quarters primarily as a result of growth in the number of employees, including growth in sales and marketing personnel, reflecting the continued expansion of our operations.

     Our operating results have varied on a quarterly basis during our operating history and we expect them to fluctuate significantly in the future. A variety of important factors, many of which are outside of our control, may affect our quarterly operating results. See "Risk Factors," including in particular, "-- We rely on a small number of customers for a large portion of our subscription revenues," "-- We depend on large orders for a significant portion of our license revenues, which can lead to significant fluctuations in our revenues and operating results," and "-- Our revenues and operating results fluctuate widely and are difficult to predict because of the delivery options we offer our customers."

LIQUIDITY AND CAPITAL RESOURCES

     Since inception, we have financed our operations primarily through private sales of preferred stock and through bank credit facilities. Through December 31, 1999, we raised total net cash proceeds of $34.4 million through these preferred stock financings, including $23.5 million in November 1999. Upon the closing of this offering, all of our outstanding preferred stock will convert into 19,588,206 shares of common stock.

     Net cash used in operating activities was $3.0 million in 1999 and $2.3 million in 1998. Net cash used in operating activities reflects increasing net losses and growth in accounts receivable, partially offset by increases in accounts payable, accrued expenses, deferred revenue and, in 1999, the recognition of certain non-cash expenses.

     Net cash used in investing activities was $1.0 million in 1999 and $300,000 in 1998. Investing activities relate primarily to purchases of computer hardware and software and, to a lesser extent, leasehold improvements made to our headquarters. While we do not currently have any significant commitments to purchase equipment or make other capital expenditures, we expect that we will accelerate such spending in the near term. Also, while we do not currently have agreements or commitments to acquire other businesses or technologies, we may do so in the future.

     Net cash provided by financing activities was $22.5 million in 1999 and $632,000 in 1998. In 1999, most of the activity relates to proceeds received from the issuance of preferred stock and convertible notes payable, partially offset by the repayment of our line of credit facility and payments made on an equipment note. The bank line of credit facility expired in 1999. In 1998, our financing activities consisted primarily of borrowings under the then-existing bank line of credit facility and an equipment note and repayment of amounts due under the equipment note.

     At December 31, 1999, our principal source of liquidity was $20.4 million in cash and cash equivalents. We believe that the net proceeds of this offering, together with our cash and cash equivalents, will be sufficient to meet our working capital needs for at least the next 12 months, although we could elect to seek additional funding prior to that time. From then on, we may require funds to support our working capital requirements or for other purposes and may seek to raise additional funds through public or private equity financing or from other sources. Additional financing may not be available at all or, if available, may not be obtainable on terms favorable to us. In addition, any additional financing may be dilutive and new equity securities could have rights senior to those of existing holders of our common stock. If we need to raise funds and cannot do so on acceptable terms, we may not be able to respond to competitive pressures or anticipated requirements or take advantage of future opportunities.

YEAR 2000 READINESS DISCLOSURE

     To date we have not experienced, nor are we are aware of, any material problems with any of our internal systems or eSupport products related to the year 2000 issue. However, because a year 2000 problem could materially disrupt the operations of our customers and harm our operations and financial condition, we will continue to monitor the problem and test our products and internal systems as we deem necessary. Because we do not make any changes to the data we support for our customers, any information which is transmitted to us in a non-year 2000 compliant state will be stored in that state and could result in future problems for our customers.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments and hedging activities. SFAS No. 133, as amended by SFAS No. 137, will be effective for our financial reporting beginning in the third quarter of fiscal 2000. SFAS No. 133 will require us to recognize all derivatives as either assets or liabilities in the consolidated balance sheet and measure those instruments at fair value. The accounting for gains and losses from changes in the fair value of a particular derivative will depend on the intended use of the derivative. We do not expect the adoption of SFAS No. 133 to have a material effect on our results of operations or financial position.

FOREIGN CURRENCY EXCHANGE RATE RISK

     To date, all of our recognized revenues have been denominated in U.S. dollars and have come primarily from customers in the United States, so our exposure to foreign currency exchange rate changes has been immaterial. We expect, however, that future license and subscription services revenues may also be derived from international markets and may be denominated in the currency of the applicable market. As a result, our operating results may become subject to fluctuations based upon changes in the exchange rates of foreign currencies in relation to the U.S. dollar. Furthermore, to the extent that we engage in international sales denominated in U.S. dollars, an increase in the value of the U.S. dollar relative to foreign currencies could make our products less competitive in international markets. Although we will continue to monitor our exposure to currency fluctuations and, when appropriate, may use financial hedging techniques in the future to minimize the effect of these fluctuations, we cannot assure you that the exchange rate fluctuations will not harm our financial results in the future.

INTEREST RATE EXPOSURE

     We have an investment portfolio of money market funds and fixed income certificates of deposit. The fixed income certificates of deposit, like all fixed income securities, are subject to interest rate risk and will fall in value if market interest rates increase. We attempt to limit this exposure by investing primarily in short-term securities. In view of the nature and mix of our total portfolio, a 10% movement in market interest rates would not have a significant impact on the total value of our portfolio as of December 31, 1999.

     As of December 31, 1999, we had short-term debt of $127,000 which carries an interest rate tied to the prime rate. Therefore, we are subject to exposure to interest rate risk for this borrowing based on fluctuations in the prime rate. Based upon the outstanding indebtedness under this arrangement, an increase in the prime rate of 0.5% would cause a corresponding increase in our annual interest expense of approximately $1,000.

                                    BUSINESS

OVERVIEW

     We are a leading provider of application services and software that support PCs over the Internet and corporate intranets. With our eSupport solution, users can solve their PC problems themselves online, virtually anywhere, 24 hours a day. Our solution automates diagnosis and self-repair, supports upgrades, and restores data and applications lost due to such problems as virus damage, lost or stolen PCs, and hard drive crashes. We believe that our solution is applicable worldwide to companies of all sizes in all industries. We deliver our eSupport solution as an application service, in which we or our partners provide the operational infrastructure, and as a licensed software application to enterprises seeking to deploy their own internal eSupport system. We have developed critical technologies that enable our solution to efficiently support the demands of the largest enterprises as well as millions of small companies and individual users.

     Along with our strategic partners, we currently provide eSupport application service to approximately 12,000 PCs, and our eSupport solution is currently licensed by over 50 customers to manage over 85,000 PCs. Our customers range from small companies and individuals to large multi-national enterprises, including Amgen Inc., Ariba, Inc., Cisco Systems, Inc., General Electric Company, Koch Industries, Inc., Lucent Technologies Inc., and Unisys Corporation.

INDUSTRY BACKGROUND

     PCs are essential to the information infrastructure of most businesses and organizations today. International Data Corporation estimates that over 112 million PCs were purchased in 1998, and expects that number to grow to 190 million by 2003. This represents a compound annual growth rate of 14%. Advances in both hardware and software development have driven business-critical applications and data to PCs. According to IDC, 60% of corporate data is now stored on PCs. As computing becomes more mobile, and the autonomy of users grows, corporate IT departments face greater challenges controlling and supporting these computing assets and the critical data that they hold. This presents a significant and growing problem for senior management.

     As the corporate computing infrastructure becomes more decentralized and dependent on PCs, it becomes more difficult to monitor and maintain. IT departments must support a growing number of users with varying levels of sophistication and demands, each with a PC unique in its configurations, applications, files and settings. Controlling important information spread across vast numbers of PC hard drives is becoming increasingly important and expensive.

     Many factors are contributing to the rising costs of supporting PC users including:

     - Increased complexity of PCs. The number, size, and functionality of software applications installed on the typical PC have grown substantially over the last several years. These advances, coupled with the complications presented by the interactions between these installed programs, have led to more complex and fragile PCs.

     - Initial customization. The customization of a PC for a particular user begins with deployment. Variations in equipment, hardware and software configurations, personal settings, and individual user data make each PC system unique to its user.

     - Continuous changes to PCs. Users add and delete software and data, alter settings, and make modifications. Because these changes are generally made without the knowledge of the IT staff, they impact the IT staff's ability to effectively provide ongoing support and maintenance.

     - Frequent loss of data and application availability. Most PC users are familiar with hard drive crashes, system failures, and user mistakes, such as inadvertent deletions and overwrites. Computer viruses also damage data and applications. Because so much business-critical information is stored only on PCs, the loss of important data can cause costly delays and loss of revenue.

     According to International Data Corporation, laptop computers are the fastest growing segment of PC sales. Laptops exacerbate the difficulties of systems maintenance. According to the Gartner Group, an independent research firm, laptops typically have up to 53% higher total cost of ownership than desktop PCs. One of the significant factors contributing to this increased cost is the need to provide complex support while the user is mobile. We believe companies are generally willing to spend money to support them because they are important productivity tools for key employees, including salespeople and executives.

     As personal digital assistants, Internet appliances, and other devices become part of the networked computing environment, we believe they will require the same level of support demanded by today's PC users.

CURRENT APPROACHES ARE INADEQUATE

     Historically, senior management has demanded high levels of system stability, availability, and protection of company data assets. For example, acceptable availability for mainframe computers has been measured in minutes of total downtime per year. With the development of server-centric computing models, businesses began to demand the same level of availability from their servers as they had from their centralized systems. We believe spending on system management has followed this computer platform migration.

     With the IT focus increasingly on the PC, spending on system management is shifting again. While PC management spending has accelerated, we believe inadequate solutions have resulted. Even as the PC has become one of the most important IT assets, the primary management demands for IT support infrastructure remain consistent: availability, corporate data protection, and low total cost of ownership. Solution attempts fall generally into three categories:

     - More IT or help desk staffing. Businesses typically deliver PC support to users via a help desk or on-site visits. When a user reports a problem, the help desk response is usually manually intensive, involving reinstallation of applications, or attempts at file-by-file diagnosis of the problem. This approach generally is not scalable, does not effectively provide availability or data protection, and is complicated by the growing shortage and turnover of qualified technical personnel.

     - Policies for users to follow. In an attempt to push responsibility for the PC to the users, many IT departments outline policies for users to follow, such as PC lockdowns or central data storage mandates. Such procedures, which attempt to restrict user behavior or rely on regular user actions such as use of external disk drives, limit PC usefulness and are not typically successful.

     - Software Point Products. In general, we believe existing PC support products are each designed for single PCs or servers, address one limited issue, and are unable to scale to support the vast numbers of PCs in place. They are impersonal solutions which do not adequately address growing PC complexity, the distributed nature of user data, remoteness of users, or the unique and constantly changing nature of each PC.

THE ESUPPORT OPPORTUNITY

     eSupport combines automated data management applications with the connectivity of the Internet to solve the complex issues of the PC lifecycle. Using the Internet, eSupport provides the opportunity for a complete support infrastructure which can automatically deliver highly personalized services to PC users effectively and efficiently. A successful eSupport infrastructure must be able to intelligently diagnose and treat user problems without burdening IT staffs. eSupport must be simple to use and require limited interaction with the user. According to International Data Corporation, eSupport will represent a $14.1 billion opportunity in 2003, growing at a compound annual growth rate of 49% from $1.9 billion dollars in 1998.
     [Circular diagram illustrating the cyclical nature of PC support and management with descriptive captions enumerating different phases including:
Initial Deployment, Asset Discovery and Management, Software Upgrades, Software Distribution, Lost System Replace, Crash & Replace, Hardware Upgrades, Virus Repair, PC Retirement, PC Refresh, System and Application Failures, Help Desk Support and others.]

THE CONNECTED SOLUTION

     We are a leading provider of eSupport solutions and can deliver our solutions to customers as an application service or a licensed application. Our eSupport solution manages data, applications, configurations, and settings either over the Internet or an intranet and is designed to ensure PC availability. The basic components of our eSupport solution offer PC system self-repair, automated capture of data, applications, settings and configurations, data migration for PC upgrades, storage management, and other capabilities. These components comprise an application that addresses the different phases of a PC's lifecycle. With our solution, we believe users can solve most PC problems themselves online, virtually anywhere, 24 hours a day. Our eSupport solution acknowledges that each PC is unique and constantly changing, and provides IT staffs with a method to deal with that individuality.

     The key features of our eSupport solution include:

  Preservation of Business Critical Information

     Our eSupport solution captures on a central server all user data, software applications, configurations, and personal settings. Files, including any past versions, which are lost, overwritten, deleted, or damaged can be restored online in real time. The design helps preserve critical information from destructive influences.

  Improvement of Worker Productivity

     With our eSupport products and services, users can repair broken applications or retrieve lost data quickly, minimizing disruptions. For PCs that are lost or stolen, or damaged beyond repair, a replacement, identical down to the user's personal screen saver, can be generated quickly using the information stored on the server. This reduces user time and productivity lost waiting for repairs or preparation of new equipment.

  Reduction of IT Staff and Help Desk Burden

     With our eSupport solution, we believe users can repair the majority of problems encountered on PCs, without the need for help desk support. Our solution also automates the ongoing asset maintenance and storage functions of PCs, allowing the reallocation of IT staff resources. As PCs become obsolete and are replaced, our eSupport solution automates their upgrade by locating and transferring all user data from the old machines to the new machines. These capabilities allow IT departments to support a greater number of users with fewer personnel.

     We believe our eSupport solution is unique because it offers the following benefits over existing products:

  Scalability

     We have designed our eSupport architecture to be highly scalable. We can support many thousands of PCs on a single Windows NT system. Furthermore, our clustering software allows many servers to function in concert. High scalability has been achieved through a combination of data reduction techniques, hierarchical storage management methods, computationally efficient software, and refinements due to extensive field experience.

  Reliability, Performance and Efficiency

     Our eSupport service provides mirrored backup servers at different locations. If one server goes down, our eSupport solution will automatically switch to the other server. Our SendOnce, Delta Block(TM), and file compression technologies significantly reduce the amount of user data that must be sent to the server for storage. The user's backup transmission can typically be completed in the background during the time it takes that user to check e-mail, without a noticeable reduction in performance.

  Transparent, Effortless, and Certain(TM)

     Our eSupport solution allows for a system capture to proceed automatically and with minimal interference to the user. Our Hands-Free Backup(TM) runs automatically in the background according to a preset schedule or during any detected network connection without any effort on the part of the user. If the backup session is interrupted, the next session will begin where the previous left off. Our open file management technology captures files that the user has open during the backup session, such as Microsoft Word documents.

Flexible Delivery Options

     We have designed our eSupport solution to be delivered as an Internet-based application service or as a licensed application. For those customers who purchase our eSupport service directly from us, we are an application service provider, and store client data on our mirrored, secure servers. We also have strategic partnerships with Internet service providers, application service providers, and other channel partners that provide our eSupport service to their customers. For companies that prefer to support their users internally, we license our eSupport solution software for deployment and operation by the customer. Our solution is available for Windows operating platforms and can be installed quickly and easily across an enterprise without user intervention.

STRATEGY

     Our objective is to be the leading provider of eSupport technologies and services for PCs and other networked devices. We intend to achieve this objective through the following strategies:

     - EXPAND OUR MARKET PRESENCE. We believe the market for eSupport spans many geographic markets. We intend to access these markets by continuing to expand our direct sales presence and support infrastructure worldwide. During the next two years, we plan to establish a direct presence in Europe and Asia and add several additional regional sales offices in the U.S. We also plan to expand our ability to provide our eSupport application services more efficiently by establishing additional service facilities in Europe and Asia.

     - PENETRATE THE MID-MARKET THROUGH PARTNERS. We intend to seek additional partnerships with service providers that target small to medium size companies to further penetrate this market segment. We currently have over 35 partners, ranging from companies focusing on eSupport, such as Centerbeam and Everdream, to large, diversified services companies that are building eSupport practices, such as Compaq, GTE Internetworking, and Concentric.

     - INCREASED PENETRATION OF OUR EXISTING CUSTOMER BASE. Many of our large, corporate customers initially implement our eSupport solution in a particular division or geographic region of their PC population. Most of these customers have expanded their use of our solution after the initial deployment. Our strategy is to penetrate the entire PC population of this customer base and establish our technology as the corporate standard.

     - EXPAND THE BREADTH OF OUR SOLUTIONS. We currently offer what we believe is one of the broadest eSupport solutions for PCs. We plan to build additional capabilities onto our core eSupport solution to further address the essential PC management functions performed by PC users and their respective IT support staffs.

     - EXTEND OUR ESUPPORT CAPABILITIES TO OTHER NETWORKED DEVICES. We intend to further extend the application of our core technologies to support the availability requirements of other end user computing devices, such as personal digital assistants and other networked appliances.

OUR PRODUCTS AND SERVICES

     We sell our eSupport solution as both an application service and as a licensed application. As an application service provider, we operate the application from our data centers and charge our customers a monthly fee based on the number of PCs serviced. Our partners use our solution to provide eSupport services to their customers in return for royalty payments to us. For organizations that prefer to purchase the application and support their own users, we sell a perpetual product license. License pricing depends upon the number of PCs intended to be supported. No matter how our application is used or purchased, we believe our eSupport solution enables PC users and IT staffs to:

     - Perform convenient online, PC system and software self-repair;

     - Automatically recover lost files, or previous versions of a file, through self-service restore;

     - Protect a company's ownership of and access to its corporate data;

     - Replicate user data, applications, and settings for lost or stolen PCs or PCs that have experienced a hard drive crash or system failure;

     - Repair virus damaged PCs or corrupted files promptly; and

     - Migrate user data from the old to the new machine as part of a PC upgrade program.

     We also target smaller business and home users with data-only backup solutions. This Internet service is charged per PC, per month.

     Our eSupport solution regularly captures essential information on each PC's hard drive and transmits this information over Internet protocol, IP, connections to our server. With a few mouse clicks, a user can invoke any of our eSupport functions. The server automatically responds and reassembles the required files and delivers them online to the PC. Our software then automatically handles the final decoding and re-imaging for the user.

CAPABILITIES OF OUR ESUPPORT SOLUTIONS

     The following tables depict the capabilities of the various components of our software:

PC SOFTWARE AGENT

-------------------------------------------------------------------------------------------------------
FEATURE                                       DESCRIPTION                         BENEFITS
-------------------------------------------------------------------------------------------------------
 HANDS-FREE BACKUP(TM)             - PC HARD DRIVE CAPTURE OCCURS     - ENSURES THAT THE PC CAPTURE
                                     AUTOMATICALLY EITHER ON            OCCURS
                                     SCHEDULE OR WHEN A NETWORK
                                     CONNECTION IS DETECTED           - REQUIRES NO USER INTERVENTION
                                                                      - OCCURS TRANSPARENTLY IN THE
                                                                        BACKGROUND DURING E-MAIL OR
                                                                        OTHER INTERNET CONNECTION
-------------------------------------------------------------------------------------------------------
 DELTA BLOCK(TM)                   - AN ALGORITHM THAT REDUCES THE    - SUBSTANTIALLY REDUCES
                                     DATA TRANSFERRED BY SENDING        TRANSMISSION TIME AND STORAGE
                                     ONLY THOSE PORTIONS OF EACH        NEEDS
                                     FILE WHICH CONTAIN DIFFERENCES
                                     FROM THE LAST CAPTURE
-------------------------------------------------------------------------------------------------------
 ENCRYPTION                        - ALL DATA IS SENT, STORED, AND    - PROVIDES HIGH SECURITY FOR THE
                                     RETURNED TO THE PC FULLY           CUSTOMER
                                     ENCRYPTED
-------------------------------------------------------------------------------------------------------
 COMPRESSION                       - PRIOR TO TRANSMISSION, ALL DATA  - REDUCES TRANSMISSION TIME AND
                                     IS COMPRESSED                      STORAGE NEEDS
-------------------------------------------------------------------------------------------------------
 OPEN FILE MANAGEMENT              - FILES OPEN DURING DATA CAPTURE   - ELIMINATES THE NEED TO EXIT
                                     CAN BE PROCESSED                   APPLICATION IN ORDER TO CAPTURE
                                                                        DATA
-------------------------------------------------------------------------------------------------------
 USER INTERFACE                    - PROVIDES A SIMPLE USER           - USERS CAN TAKE CARE OF MOST PC
                                     INTERFACE FOR REPAIR OR            PROBLEMS WITH A FEW CLICKS OF
                                     RECOVERY OF FILES, OR THE PC       THEIR MOUSE
                                     SYSTEM
-------------------------------------------------------------------------------------------------------
 POINT-IN-TIME REPAIR(TM)          - AUTOMATICALLY ROLLS AN ENTIRE    - EASILY FIXES PC PROBLEMS WHILE
                                     PC SYSTEM, APPLICATION, OR FILE    KEEPING THE MOST RECENT USER
                                     BACK TO A PRIOR POINT WHEN IT      DATA FILES INTACT
                                     OPERATED CORRECTLY
-------------------------------------------------------------------------------------------------------
 HANDS-FREE INSTALL(TM)            - THE PC AGENT SELF-INSTALLS WITH  - AUTOMATES A ROLLOUT WITH
                                     NO USER INTERVENTION REQUIRED      MINIMAL IT STAFF OVERHEAD AND
                                                                        NO USER INTERVENTION
-------------------------------------------------------------------------------------------------------
 AUTOMATIC FILE SELECTION(TM)      - AUTOMATICALLY LOCATES, EXTRACTS  - QUICKLY MIGRATES DATA FILES TO
                                     AND REPLICATES USER DATA FILES     THE NEW PC WITH MINIMAL
                                     DURING PC UPGRADES                 PRODUCTIVITY LOSS
-------------------------------------------------------------------------------------------------------
 CONNECTION MANAGEMENT             - IF ONE SERVER IS UNREACHABLE OR  - HIGH ESUPPORT SYSTEM
                                     BUSY, THE AGENT ROUTES THE DATA    AVAILABILITY
                                     TO THE OTHER SERVER
-------------------------------------------------------------------------------------------------------
 AUTOMATIC RESTART                 - IF A TRANSMISSION SESSION IS     - SOLUTION EFFECTIVE EVEN WITH
                                     INTERRUPTED, THE AGENT RESTARTS    POOR QUALITY TRANSMISSION LINES
                                     WHERE THE TRANSMISSION WAS
                                     TERMINATED
-------------------------------------------------------------------------------------------------------

SERVER

-------------------------------------------------------------------------------------------------------
FEATURE                                       DESCRIPTION                         BENEFITS
-------------------------------------------------------------------------------------------------------
 SENDONCE                          - EACH FILE SENT TO THE SERVER IS  - REDUCED TRANSMISSION TIME AND
                                     GIVEN A UNIQUE DIGITAL             STORAGE SPACE
                                     SIGNATURE; FROM THEN ON, ANY
                                     FILE WITH THE SAME SIGNATURE IS  - MAKES THE FULL BACKUP OF A PC'S
                                     NOT SENT AGAIN; DUPLICATE          APPLICATIONS AND DATA PRACTICAL
                                     COPIES ARE MAINTAINED ON THE
                                     SERVER                           - SPEEDS BACKUPS AMONG USERS
                                                                        BECAUSE COMMON, SHARED FILES
                                                                        ARE ONLY TRANSMITTED ONCE
                                                                      - FAST RECOVERY OF COMMON FILES
                                                                        FROM AUTOMATED TAPE LIBRARIES
                                                                      - REDUNDANCY ENHANCES DATA
                                                                        PROTECTION
-------------------------------------------------------------------------------------------------------
 HSM & COMPACTION                  - PROPRIETARY HIERARCHICAL         - LOW COST STORAGE, INEXPENSIVE
                                     STORAGE MANAGEMENT SYSTEM          SCALABILITY
                                     DESIGNED TO TAKE DATA CAPTURED
                                     FROM A PC OVER AN ENTIRE YEAR    - FAST RECOVERY DUE TO MINIMAL
                                     AND CONCENTRATE DATA UNIQUE TO     TAPE HANDLING
                                     THAT PC ON A SMALL NUMBER OF
                                     TAPES
-------------------------------------------------------------------------------------------------------
 MIRROR TECHNOLOGY                 - ALL USER DATA IS DUPLICATED ON   - HIGH AVAILABILITY FOR ANY PC
                                     TWO SERVERS                        ESUPPORT FUNCTION
                                                                      - PREVENTS DATA LOSS
-------------------------------------------------------------------------------------------------------
 WINDOWS NT SERVER AND CLUSTERING  - WE USE WINDOWS NT SERVERS AND    - INEXPENSIVE, FAST DEPLOYMENTS
                                     CAN JOIN MULTIPLE SERVERS IN A
                                     SINGLE SYSTEM                    - EXTENSIVE SCALABILITY
-------------------------------------------------------------------------------------------------------
 CD MAKER                          - CAN AUTOMATICALLY GATHER USER    - FACILITATES LARGE SCALE FILE
                                     FILES ON A SET OF CDS FOR ANY      RECOVERY FOR USERS WITH LOW
                                     USER                               SPEED NETWORK CONNECTIONS
                                                                      - ENABLES USER TO HAVE ON-SITE
                                                                        ARCHIVAL COPIES OF FILES
-------------------------------------------------------------------------------------------------------

REPORTS, MANAGEMENT, AND PROVISIONING

-------------------------------------------------------------------------------------------------------
FEATURE                                       DESCRIPTION                         BENEFITS
-------------------------------------------------------------------------------------------------------
 CUSTOMER DEPLOYMENT KIT           - ALLOWS IT STAFF TO DEFINE        - CUSTOM DEPLOYMENT OF AGENTS TO
                                     OPTIONS AND SETTINGS FOR THE PC    USER COMMUNITIES
                                     AGENT
-------------------------------------------------------------------------------------------------------
 SYSTEM MANAGEMENT WITH AOK        - WEB-BASED MANAGEMENT CONSOLE     - ENTERPRISE CUSTOMERS CAN MANAGE
                                                                        THEIR EMPLOYEES' USE OF THE
                                                                        APPLICATION SERVICE
-------------------------------------------------------------------------------------------------------

     Our current development initiatives include the following enhancements to our eSupport solution which we expect to deliver in 2000:

     - iRoam. Our universal web access module, iRoam, is being designed to allow customers to access directly any file on their system from any machine which runs a web browser that can access the server, including public Internet kiosks and personal digital assistants.

     - Expanded asset management. Currently, our eSupport solution conducts regular inspections of our customers' PCs and maintains a database of all software files on each PC managed across the enterprise. We are working to expand this technology to generate comprehensive reports on demand to allow IT organizations to analyze their inventory data and better meet their software and hardware asset management demands.

     - Extended configuration repair. We intend to expand our solution to allow remote controlled system repair combined with the capability to make changes in individual system settings and configurations.

     - Product localization. We are currently translating our product line into French and German versions as part of our planned expansion to the larger European markets.

CUSTOMERS

     Our eSupport solution is flexible and scalable. Our customers span many industries and range from individual users to some of the world's largest corporations.

                         APPLICATION SERVICE CUSTOMERS

Andataco                                            Hitachi Data Systems Corporation
Hewlett-Packard Company                             Koch Industries, Inc.

                           SOFTWARE LICENSE CUSTOMERS

Agilent Technologies, Inc.                          General Electric Investment Corporation
Amgen, Inc.                                         Grant Thornton
Ariba, Inc.                                         GTE Internetworking
Babson College                                      Honeywell, Inc.
The Boston Consulting Group                         Interstate National Corporation
Candle Corporation                                  Kemper Insurance Companies
Cerner Corporation                                  Micromuse Inc.
Compuware Corporation                               RSA Security Inc.
East Kentucky Power Cooperative, Inc.               Symantec Corporation
The Gap, Inc.                                       The Presidio Corporation/Red River Army   Depot
General Dynamics                                    University of Michigan
                                                    Visa International Service Association

     Sales to a small number of customers generate a disproportionate amount of our subscription revenue. In 1999, five customers accounted for 41% of subscription revenue, which constituted 18% of total revenue. Hewlett-Packard Company accounted for 13% of our total revenues in 1999. Revenues from any of these or other customers could decline at any time due to competition, alternative technologies, or other factors discussed under the caption "Risk Factors." A reduction of revenues from these or other significant customers would harm our business.

     The following case studies illustrate how our eSupport solution provides benefits across many industries. In addition, because the application solves problems at many points of the PC lifecycle, customers may initially purchase it in order to solve particular issues, with later realization of the benefits of its full features. We continue to provide services to all of these customers, none of whom represents more than 2% of our revenues.

     GTE INTERNETWORKING, a division of GTE Corporation that includes the acquired operations of BBN Corporation, offers business customers a full range of integrated Internet services. Historically, GTE International's IT staff gave employees removable disks to backup data on over 1,400 PCs, 70% of which were laptops. The company decided that this approach was not working because users were not using the devices and regularly lost significant data and productivity when PC hard drives failed. Because a large amount of business-critical information is kept on user laptops, GTE needed a secure and convenient method to capture data. After a pilot study, GTE deployed our eSupport solution. We believe that the ease of use and scalability of our solution was critical to GTE's decision to deploy our solution. GTE currently supports approximately 4,500 PCs with our eSupport solution.

     GE INVESTMENTS, a division of General Electric Corporation which manages over $70 billion in stock and retirement fund investments, has hundreds of desktop and laptop PCs. Unless GE can restore a failed PC to its full working state in a few hours, its users may lose productivity at a significant cost. Because of these concerns, the IT department replaced its tape technology with our solution. Our eSupport solution was deployed to protect a wide variety of desktop and laptop PCs across the organization.

     PEOPLESOFT is a leader in eBusiness and analytic applications for human resource management. Laptop users are critical to PeopleSoft. PeopleSoft's LAN-based backup solution did not address data loss problems faced by traveling employees. After the initial deployment to laptops was completed, PeopleSoft realized our eSupport solution provided many benefits not provided by its previous approach and decided to replace its existing LAN-based solution. As a result, our solution is used on over 5,000 PCs across the company.

     BABSON COLLEGE in Wellesley, Massachusetts supports approximately 800 faculty and staff PCs. To help lower support costs, the college decided to replace them all in 1999. Due to the value of the data scattered over these PCs, it was imperative to ensure that all the users' data was migrated to their new PCs. Using traditional methods of copying data to a server drive and then downloading to the new PC was labor intensive and provided no assurance that all user data would be transferred to the new machines. By leveraging our Automatic File Selection(TM) technology, Babson was able to migrate the data files automatically from one PC to another. Automatic File Selection(TM) uses powerful algorithms to automatically identify data files versus other files such as drivers that are unwanted on a new PC. Once deployed as the method for PC upgrade programs, our solution became the college-wide eSupport solution.

TECHNOLOGY

     Our solution's use of IP allows IT administrators and end users to ensure data and PC system availability. Our technology-based solution has been recognized in the industry with numerous awards, including the following:

     - PC Magazine's Editors' Choice Award and Best of 1999;

     - InfoWorld Magazine's "Hot Product;" and

     - PC Computing Magazine's "4 Star Award."

     We overcame significant technical challenges to provide our capabilities, including:

     - Reduction in the amount of data that needs to be transferred to and stored on the server;

     - Management of large amounts of data on low cost servers;

     - Provision of highly reliable and fast PC/server synchronization and recovery over low speed, unreliable connections; and

     - Provision of effective and consistent operation.

     Our solution supports remote users who can establish an IP connection. We install a software agent on every PC we support. The agent communicates with our highly specialized server using IP. This allows our solution to be easily configured for operation as an application service by us or our partners, or as a network application by corporations to support their own users. The following diagram illustrates how the solution can be configured for either delivery method.

                              [IP Network GRAPHIC]
[Diagram showing delivery of eSupport services to different types of users by ASP operation centers and enterprise operation centers via internet and corporate IP networks. Diagram shows arrows leading from the two types of operation centers into a central circle representing networks with additional arrows leading to the different types of users, including local desktop PCs, mobile users, consumers, home offices, field offices and small to medium enterprises.]Our proprietary server software runs on the Windows NT operating system. Data sent over the Internet from PCs is initially stored on high availability disk systems. As the data ages, our hierarchical storage management software transfers the data to cost-effective, automated tape libraries. Currently, our software agents support PCs running Windows 95, 98, NT, and Windows 2000 operating systems.

PARTNERS AND STRATEGIC RELATIONSHIPS

     We have and intend to seek additional partnerships with service providers and other resellers that target small to medium size companies. We believe these channels can reach targeted businesses and generate subscription revenues more effectively than our direct sales force. Many companies with a significant portion of their business based on Internet revenue, or a strategy to grow their online presence, are adding services to their overall web offerings.

     We offer our eSupport application and services through a growing variety of strategic partnerships that include:

     - Internet service providers, who sell the service to their customers as a value-added offering to their Internet access service;

     - Application service providers, who often bundle our service as part of their overall solution sale, or offer it as part of a suite of services;

     - PC manufacturers, who are interested in expanding their customer service capability and recurring revenues;

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

     - IT service and support companies who can use our solution to cut costs and provide better customer service; and

     - Other companies such as PC service vendors, telecommunications companies, and Internet portals that offer our service as a value-added offering.

     Although to date, revenues from our partners have not been significant, we believe that these alliances significantly enhance our sales efforts and represent a valuable opportunity to increase our presence in the small to medium size business market. We intend to aggressively pursue additional relationships in the future.

     Described below are some of our current strategic partnerships:

     Compaq Computer Corporation. Compaq has selected us as a technology and service provider in order to provide online backup, restore and repair capabilities to its customers. Compaq plans to offer these capabilities on a web site associated with the sale of Compaq PCs.

     In March 2000, Compaq signed a binding commitment to purchase 74,101 shares of our series E preferred stock for an aggregate purchase price of $2.0 million. The Company's obligation to close the transaction is subject to certain conditions, including a vote of the Company's stockholders and the filing of our amended and restated certificate of incorporation. These shares will be converted into an aggregate of 222,303 shares of our common stock upon the closing of this offering. As a holder of our series E preferred stock, Compaq will be entitled to a liquidation preference senior to all of our other stockholders, and will vote with the holders of our common stock on all matters submitted to our stockholders. Under the terms of the commitment, Compaq will also receive a warrant to purchase 40,002 shares of our common stock at the initial public offering price. This warrant may be exercised at any time beginning upon the close of this offering and expiring on the earlier of five years from the date of its grant or one year following the close of this offering. Compaq will also receive the right to request that its shares be included in registrations of shares of our common stock following this offering. These registration rights will expire one year after the close of this offering. Compaq has agreed that it will not sell or otherwise dispose of any of our securities until 180 days after the date of this prospectus without the prior written consent of Deutsche Bank Securities Inc.

     GTE Internetworking. GTE partnered with us as a means to increase value-added revenue from their base of Internet service customers. GTE plans to offer data-only file backup and restore to their corporate customer base as part of a range of hosted solutions beginning in the first quarter of 2000.

     Concentric. Concentric, a nationwide Internet service provider, has been selling our eSupport service to its digital subscriber line-based small to medium size customers since the fourth quarter of 1999. Concentric's goal is to increase revenues by offering additional Internet-based services to their customers.

     Everdream. Everdream offers a bundled package of PCs, Internet service, and full system support to small and medium size companies. Everdream bundles our eSupport solution with every computer they ship to their small business customers.

     Centerbeam. Centerbeam is an application service provider for small business customers providing a full set of IT services as well as PCs. Every Centerbeam PC is equipped with our eSupport solution. Our solution is strategic to Centerbeam's ability to support its customers' PC systems without expensive on-site visits.

     Ontrack. Ontrack is the market leader in post-crash data recovery from damaged disks and file systems. In July 1999, Ontrack became one of our original equipment manufacturer partners. Ontrack sells our eSupport technologies under its brand name, Rapid Recall.

     US West. US West markets our eSupport service to its Internet service subscribers under the brand name E-backup. Also, starting in the second quarter of 2000, it intends to sell our eSupport solution to its largest customers through its direct sales force.

     PeoplePC. PeoplePC provides a PC and Internet access service for one low price. They sell our eSupport solution to their customers as a value-added service.

     Netstore. Netstore is a UK-based application service provider which uses our technology to provide eSupport services throughout Europe.

SALES AND MARKETING

     Sales. We sell our eSupport products and services to our medium size and large customers primarily through a direct sales force. As of March 1, 2000, we had 26 sales employees working across the United States. Typically, a sales team includes a senior account executive and a field systems engineer. Our telesales force initiates, contacts, and qualifies sales leads. Our telesales force refers larger leads to our direct sales force and handles smaller leads themselves. It also provides assistance and support to our strategic partners. We intend to expand our sales force by adding several more regional sales offices in the U.S., increasing the telesales force, and establishing a direct presence in Europe and Asia.

     Marketing. We focus our marketing efforts on increasing market awareness and generating high quality leads for our sales force. We promote our eSupport solutions through a variety of advertising media, public relations, direct marketing, technical seminars, and trade shows. We also meet regularly with many industry analysts and maintain relationships with a number of market research firms. In addition, we engage in cooperative marketing programs with our strategic partners to reach prospective customers of all sizes.

OPERATIONS AND SUPPORT

     We consider our systems operations and customer service and support departments to be critical to our success. We conduct our eSupport operations from two independent facilities. Currently, our staff is responsible for the operation, maintenance, and monitoring of our mirrored operations centers. In 1999, our Internet application had a 99.99% availability.

     Our support staff provides assistance to our application service and licensed application customers. Support agreements generally have terms of at least 12 months and are priced according to the level of service required. We provide telephone, facsimile, e-mail, and Internet assistance during extended business hours, and 24 hour telephone support to those customers who request it. We also offer our customers support in a wide range of areas including:

     - Implementation. We assist our customers with the implementation, configuration, and integration of our eSupport solution.

     - Education. We offer our customers training in the design and operation of our eSupport solution.

     Our customer support department is located at our headquarters, although our sales force also delivers local support as needed. We plan to expand our service operations to Europe and Asia in the future.

PRODUCT DEVELOPMENT

     To keep pace with the rapidly changing eSupport market, we have historically devoted significant resources to research and development. Our research and development expenditures were approximately $2.0 million in 1999, $1.4 million in 1998, and $0.9 million in 1997. We believe that our future success will depend in large part on our ability to quickly identify and respond to the needs of our customers and to ensure that our products and services remain on the leading edge of the marketplace. We intend to continue to devote substantial resources to development for the next several years.

     We employ a decentralized, small team approach to project execution. Our development group is responsible for producing new and enhanced versions of our eSupport solution, quality assurance testing, and integrating products into our existing service line. We believe that this approach has resulted in high quality and rapid product delivery.

COMPETITION

     The market for our eSupport solution is new, highly fragmented, and rapidly evolving. A number of private and public companies offer products that compete with specific aspects of our eSupport solution. Our competitors that license backup software include Veritas Software Corporation, Legato Systems, Inc., Stac Software Inc., and Computer Associates International, Inc. Competitors that provide backup service include SkyDesk, Inc. We also may face competition from resellers of these products and services.

     We believe the primary factors upon which we compete are the functionality of our solution, including performance and scalability, customer references, and flexibility of solution delivery.

     We expect to face increased competition in the future from our current competitors. In addition, new competitors, or alliances among existing and future competitors, may emerge and rapidly gain significant market share. We may also face increased competition in the future from major software vendors such as Microsoft or IBM to the extent that they enhance their product offerings with competitive applications. To the extent these vendors are able to offer systems that are functionally comparable or superior to our products, their significant installed customer bases, ability to offer a broad solution, and ability to price their products as incremental add-ons to existing systems can provide them with a significant competitive advantage.

     Many of our current and potential competitors have longer operating histories, significantly greater financial, technical, marketing, and other resources, significantly greater name recognition, and a larger installed base of customers than us. Many of our competitors also have well-established relationships with our current and potential customers. As a result, they may begin to undertake extensive marketing efforts, offer more attractive pricing and purchase terms, or bundle their products in a manner that would put us at a competitive disadvantage.

INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS

     Our success and ability to compete effectively in our industry are substantially dependent on our proprietary technology and systems designs. We use a combination of patent, copyright, trademark, and trade secret laws to protect our intellectual property. We also enter into confidentiality or license agreements with our employees, consultants, customers and potential partners, and strive to control access to and distribution of our documentation and other proprietary information. Although we believe that these measures are adequate to protect our intellectual property, we can give no assurances that third parties will not be able to misappropriate or use it.

     We have been awarded two patents, one in the area of backup data reduction and another in the area of secure file archiving. We expect a third patent related to file comparison for data backup will be issued soon. Currently we have three patent applications pending in the United States and may seek additional patents in the future as we deem necessary. We cannot guarantee that any pending or future applications will result in the issuance of valid patents for our technology. We have filed trademark applications on the service marks "Delta Block," "eWARE," "Connected TLM," "eCONNECT," "SendOnce," and other marks. We claim common law rights in certain additional marks as well. We rely on our marks to protect our domain and brand names.

     There has been substantial litigation regarding patent and other intellectual property rights in the software and Internet industries. We have received notice from Stac Software, Inc. alleging that our eSupport solution infringes one of its patents. Our intellectual property counsel, Weingarten, Schurgin, Gagnebin & Hayes LLP, has investigated the allegations made by Stac and, based upon their advice, we do not believe that our solutions have ever infringed the Stac patent. In addition, we received a notice dated March 23, 2000 from John P. Shannon alleging that our eSupport solution infringes two of his patents. Based on our preliminary investigation of Mr. Shannon's allegations, we do not believe we are infringing any claims of his patents. We have asked our intellectual property counsel to investigate further Mr. Shannon's allegations. In the event of litigation with respect to either of these notices, we are prepared to defend vigorously our position. However, because patent litigation can be extremely expensive, time-consuming, and its outcome uncertain, we may seek to obtain licenses to the disputed patents. We cannot guarantee that licenses will be available to us on reasonable terms, if at all. If a license from either Stac or Mr. Shannon is not available we could be forced to incur substantial costs to reengineer our eSupport solution which could diminish its value. In any case, we may face litigation with Stac and Mr. Shannon. Such litigation could be costly and would divert our management's attention and resources. In addition, if we do not prevail in such litigation, we could be forced to pay significant damages or amounts in settlement.

     In addition to alleging patent infringement, Stac's notice alleged that we have been advertising and marketing our eSupport solution feature previously known as SaveOnce in a misleading manner. Stac's allegations stem from the fact that our solution stores applications and files unique to a particular user only once, but stores applications and files common to multiple users twice, once when the application or file is first encountered and then, when next encountered, a second time to a common application and file pool. After consulting with our intellectual property counsel, we do not believe that our past advertising and marketing have been misleading or have diluted or tarnished any rights of Stac. Nonetheless, we have modified our advertising and marketing materials to clarify the operation of this feature and have renamed the feature SendOnce. Despite these clarifications, we cannot guarantee that we will not become involved in litigation involving our past advertising and marketing of the SaveOnce feature. If we do become involved in such litigation we would incur substantial costs and our management's attention and resources would be diverted.

LAW AND GOVERNMENTAL REGULATION

     We are subject to various laws and regulations affecting our business. Congress has recently passed Internet legislation concerning children's privacy, copyrights, taxation, and the transmission of sexually explicit material. In addition, there are recommended uniform state laws relating to technology that are currently under consideration in a number of state legislatures. We manage and store sensitive customer information that may be subject to privacy laws and regulations. As a result, in the future we may be subject to claims associated with invasion of privacy, or inappropriate disclosure, use or loss of this information. The European Union has recently enacted regulations relating to online privacy protections. These laws and regulations are very recent and their impact on us and our industry has yet to be determined. This impact could include litigation which, whether successful or not, would likely be time-consuming and costly and require substantial management attention and resources. Also, while there are relatively few laws today that specifically regulate Internet-related companies and e-commerce in general, the sizeable growth in Internet usage and e-commerce transactions has prompted many governmental bodies to consider legislation in such areas as pricing, content, data protection, privacy protection, intellectual property protection, taxation, and consumer protec-

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

tion. Enactment of laws or regulations in these areas could place burdens on us, either directly or as a burden to e-commerce in general.

FACILITIES

     As of March 27, 2000, we had 85 full-time employees, including 26 in sales, 29 in development and 15 in support and operations. None of our employees is subject to a collective bargaining agreement. We consider our relationship with our employees to be good.

PROPERTIES

     Our headquarters are located at 24 Prime Parkway in Natick, Massachusetts, a suburb west of Boston. We lease approximately 22,350 square feet of office space for our development, support and operations, administration and marketing departments. The lease expires October 31, 2001. We have an option to renew the lease for a five year period ending October 31, 2006.

     We maintain sales offices in metropolitan areas of Atlanta, Boston, Chicago, Dallas, and San Francisco, and recently opened a development office in San Mateo, California. We believe that our existing facilities are adequate to meet our current needs.

LEGAL PROCEEDINGS

     Although, we are not currently subject to any pending legal proceedings, we may from time to time become involved in litigation relating to claims arising from our course of business. These claims, even if without merit, could result in the expenditure of significant financial and managerial resources. See "Business -- Intellectual Property and Proprietary Rights" and "Risk Factors" for a discussion of claims alleging infringement of, or damage to, third party intellectual property.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The names, ages and positions of our current executive officers and directors are set forth below:

NAME                                   AGE                         POSITION(S)
----                                   ---                         -----------
David A. Cane........................  51     President, Chief Executive Officer and Chairman of the
                                                Board
Wayne A. Babich......................  47     Vice President, Engineering
Glenn D. Bolduc......................  47     Vice President, Finance
Carl Lazarus.........................  51     Vice President, Operations
Norman Meisner.......................  53     Vice President, Business Development
James Priest.........................  41     Vice President, Sales
Craig Randall........................  39     Vice President, Marketing
Frederick Bamber.....................  57     Director
Lawrence Bettino.....................  39     Director
Harry A. George......................  51     Director
Robert Ketterson.....................  36     Director
Ronald D. Lachman....................  43     Director
Ashley Leeds.........................  41     Director

-------------------------

EXECUTIVE OFFICERS

     DAVID A. CANE has served as our President, Chief Executive Officer, and director since he founded Connected in 1995. Mr. Cane became our chairman of the board in March 2000. Prior to founding our company, Mr. Cane served as Vice President and General Manager for Phoenix Technologies Ltd., a systems enabling software company, from 1991 through 1994. While with Phoenix, Mr. Cane was responsible for product development, custom engineering, and marketing for BIOS products. From 1989 through 1991, he worked at Kendall Square Research, a manufacturer of supercomputers, where he served as Vice President of Hardware Engineering. Mr. Cane was the Executive Vice President for Visual Technology from 1988 to 1989, where he was responsible for all aspects of business operations. In 1981, Mr. Cane co-founded MASSCOMP, a UNIX system supplier. Mr. Cane received both an SB and an SM in Electrical Engineering from the Massachusetts Institute of Technology.

     WAYNE A. BABICH has served as our Vice President, Engineering since joining us in 1996. Before joining us, from 1994 through 1996, he served as Engineering Manager for Atria Software, Inc., a company that creates software that manages complex software development, enhancement, and maintenance. Prior to that, Mr. Babich was the Senior Engineering Manager for Computervision, a vendor of computer-aided design software, from 1991 through 1994. Mr. Babich received a BS from Case Western Reserve University and a Ph.D. from the University of North Carolina.

     GLENN D. BOLDUC has served as our Vice President, Finance since joining us in March 2000. Previously, Mr. Bolduc served as President and Chief Executive Officer of Vialog Corporation, a teleconferencing service provider that he co-founded, from 1996 to 1999. Prior to that, from 1989 to 1996, Mr. Bolduc was the Vice President, Finance for Multilink, Incorporated, a teleconferencing technology company. Following the completion of this offering Mr. Bolduc will become our Chief Financial Officer.

     CARL LAZARUS has served as our Vice President, Operations since joining us in 1996. Before joining us, Mr. Lazarus served as the Vice President of Technology for IDX Systems Corporation, a software and application service provider to the healthcare industry, from 1974 through 1996. While with IDX, Mr. Lazarus directed technical and research and development efforts and was responsible for the configuration, installation and support of healthcare information systems. Mr. Lazarus earned a BA from Yale University and was a Special Graduate Student at the Massachusetts Institute of Technology.

     NORMAN MEISNER has served as our Vice President, Business Development since March 1999. Before joining us in 1998 as our Vice President, Sales, Mr. Meisner was the Vice President of Sales and Service at Net2Net Corporation, a company that creates enabling tools for the asynchronous transfer mode, or ATM, market, from 1996 through 1998. From 1994 to 1996, Mr. Meisner was the Eastern Regional Manager of 3Com Corp., a data communication systems company. Before joining 3Com, Mr. Meisner was the Vice President of U.S. Sales for Synernetics, an ethernet switch company, from 1990 through 1994. Mr. Meisner received a BS from the City College of New York and an MS from the Rensselaer Polytechnic Institute, followed by an MS in Engineering Management from Northeastern University.

     JAMES PRIEST has served as our Vice President, Sales since joining us in March 1999. Prior to joining us, from 1997 to 1998 Mr. Priest served as Vice President of Worldwide Sales and marketing for Stac Software, Inc., one of our competitors, where he was responsible for sales, marketing communications, product management, and strategic partners. From 1992 through 1996 he served as the Director of International Sales/Operations for Daimler Benz Interservices, a business continuity company. Before that, he was the Senior Customer Support and Sales Manager for Comdisco, Inc. from 1988 through 1992. Mr. Priest received a BS from Brigham Young University.

     CRAIG RANDALL has served as our Vice President, Marketing since joining us in March 1999. Before joining us, from 1995 to 1999 Mr. Randall served as the Senior Vice President of Marketing and Business Development for Omtool, an enterprise fax technology company. Prior to Omtool, from 1994 to 1995 Mr. Randall served as Vice President of Simplex, a hardware and software company in the security and communications industry. From 1988 to 1994, Mr. Randall served as Division Vice President of Racal Datacom, a network and communications equipment company. Mr. Randall received a BS from Carnegie Mellon University and an MBA from the Harvard Business School.

DIRECTORS

     FREDERICK BAMBER has been a director since 1995. He served as the chairman of our board of directors from 1995 until March 2000. Mr. Bamber is a general partner at Applied Technology, a high tech venture capital firm that he founded in 1981. Prior to founding Applied Technology, he spent nine years at Data Resources Inc., an economic forecasting and consulting company, where he was a Vice President of Data Resources' marketing/consulting organization and its industry market focus practices. Mr. Bamber serves as a director of Interleaf, Inc., a provider of enterprise-wide software tools for content management. Mr. Bamber also serves as a director of several private companies. Mr. Bamber holds a BA from Yale University and an MBA from the Wharton School of Finance.

     LAWRENCE BETTINO has been a director since 1999. Mr. Bettino was a founding manager of Baker Capital Partners, LLC, the general partner of Baker Communications Fund, L.P., and has served in that capacity since 1996. The Baker Communications Fund invests private equity in companies providing communications services, equipment and applications. From 1989 to April 1996, Mr. Bettino worked for Dillon Read Venture Capital, focusing on communications and technology investments. Mr. Bettino currently serves on the board of several private companies.

Mr. Bettino received his BS degree from Rensselaer Polytechnic Institute and his MBA from the Harvard Business School.

     HARRY A. GEORGE has been a director since 1999. Mr. George has served as the Managing General Partner of Solstice Capital, a venture capital fund investing in early-stage companies, since 1994. Prior to that, Mr. George was the cofounder, Vice President of Finance, and a Director of Interleaf, Inc. Mr. George currently serves on the board of directors of several private companies. He received a BA from Bowdoin College.

     ROBERT KETTERSON has been a director since 1999. Since 1993, Mr. Ketterson has served as a Vice President at Fidelity Ventures Telecommunications and Technology Group where he focuses on venture investments in the internet and data communications fields. Before joining Fidelity Ventures Telecommunications & Technology Group, Mr. Ketterson was a manager from 1990 to 1992 in the high-tech practice of The Boston Consulting Group, a management consulting firm. He was also a product marketing manager for personal computer products at VLSI Technology, Inc. He serves on the board of directors of InterNAP Network Services Corporation and several private companies. He received a BS from the University of Arizona and his MBA from the MIT Sloan School of Management.

     RONALD D. LACHMAN has been a director since 1997. Since 1994, Mr. Lachman has served as the President of Kinetech, Inc. Mr. Lachman is the cofounder of Lachman Goldman Ventures, LLC, and has been its general partner since 1995. Lachman Goldman Ventures funds and builds management teams for networking and software-related companies, and is actively involved in creating new technology companies. Prior to that, Mr. Lachman served as Vice President for Open Systems Strategy of Legent Corporation from 1994 until 1995. Mr. Lachman currently serves on the board of directors of The Santa Cruz Operation, Inc. and Divine Interventures, Inc.

     ASHLEY LEEDS has been a director since 1999. Ms. Leeds was a founding manager of Baker Capital Partners, LLC, the general partner of Baker Communications Fund, L.P., and has served in that capacity since 1996. The Baker Communications Fund invests private equity in companies providing communications services, equipment, and applications. From 1984 through 1995 Ms. Leeds was a senior investment banker at Lehman Brothers. Ms. Leeds currently serves on the board of directors of several private companies. Ms. Leeds holds a BA from Harvard University and an MBA from Stanford University's Graduate School of Business.

BOARD OF DIRECTORS

     The board of directors is currently fixed at seven members. Our fifth amended and restated certificate of incorporation, as in effect immediately following this offering, divides the board of directors into three classes. We expect to classify our directors as follows:

CLASS                                             NAME
-----                                             ----
I.....................  David A. Cane, Lawrence Bettino and Robert Ketterson
II....................  Frederick Bamber and Ashley Leeds
III...................  Harry A. George and Ronald D. Lachman

     The members of each class of directors serve for staggered three-year terms. Class I directors will be elected to hold office until the annual stockholders' meeting to be held in 2001; Class II directors will be elected to hold office until the annual stockholders' meeting to be held in 2002; and Class III directors will be elected to hold office until the annual stockholders' meeting to be held in 2003. Directors will serve until the annual meeting of stockholders when their class is next elected and until their respective successors are duly elected and qualified, or until their earlier death, resignation or removal. Our certificate of incorporation provides that directors may be removed only for cause by the holders of at least 75% of our common stock. There are no family relationships among any of our directors or executive officers.

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

COMMITTEES OF THE BOARD OF DIRECTORS

     The board of directors designated a Compensation Committee in 1999 and an Audit Committee in March 2000. Prior to the appointment of the Compensation Committee, decisions regarding the compensation of executive officers were made by the board of directors as a whole. The Compensation Committee, which consists of Messrs. Bamber and Lachman and Ms. Leeds, makes recommendations to the board concerning the compensation of our officers and directors and the administration of our 1996 Equity Incentive Plan, 2000 Combination Stock Option Plan, 2000 Nonemployee Director Stock Option Plan and 2000 Employee Stock Purchase Plan. The Audit Committee, which consists of Messrs. Bamber, George, and Lachman, reviews our financial controls, evaluates the scope of the annual audit, reviews audit results, consults with management and our independent auditors prior to the presentation of financial statements to stockholders and, as appropriate, initiates inquiries into aspects of our internal accounting controls and financial affairs.

DIRECTOR COMPENSATION

     Our directors currently do not receive any cash compensation from us for their services as members of the board of directors, although members are reimbursed for expenses incurred in connection with their attendance at meetings of the board of directors and the committees on which they serve.

     Nonemployee directors are eligible to participate in our 2000 Nonemployee Director Stock Option Plan. Under the plan, each present nonemployee director has received and each future nonemployee director will receive upon joining the board an initial option to purchase 90,000 shares of our common stock. Three years after the initial grant to a director, such director will be granted a stock option to acquire an additional 90,000 shares. All of these stock options will vest in equal monthly installments over the three years following the date of grant. For additional information about the 2000 Nonemployee Director Stock Option Plan see "Management -- Stock Plans -- 2000 Nonemployee Director Stock Option Plan."

     Prior to the adoption of the 2000 Nonemployee Director Stock Option Plan, we granted options to our directors at our discretion. On August 29, 1999, Mr. George was granted an option to purchase 129,000 shares of common stock at an exercise price of $0.22 per share, pursuant to the 1996 Equity Incentive Plan. This option vests in equal monthly installments over the three years following August 29, 1999.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Compensation Committee currently consists of Messrs. Bamber and Lachman and Ms. Leeds. Prior to the formation of the Compensation Committee in 1999, the board of directors performed the functions typically assigned to a compensation committee and our President, Mr. Cane, participated in the board's deliberations concerning compensation of officers other than himself. No member of the Compensation Committee and none of our executive officers has a relationship that would constitute an interlocking relationship with executive officers and directors of another entity.

     Funds affiliated with Applied Technology collectively have purchased from us shares of preferred stock for an aggregate of $2,811,744, which shares of preferred stock are convertible into 2,825,661 shares of common stock. We also issued a warrant to a fund affiliated with Applied Technology to purchase 107,838 shares of common stock at an exercise price of $0.22. One of our directors, Frederick Bamber, is a general partner of Applied Technology.

     Baker Communications Fund, L.P. has purchased shares of preferred stock for an aggregate of $13,000,001, which shares of preferred stock are convertible into 5,051,814 shares of common stock. Two of our directors, Lawrence Bettino and Ashley Leeds, are founding managers of Baker Capital Partners LLC, the general partner of Baker Communications Fund, L.P.

     Solstice Capital L.P. has purchased shares of preferred stock for an aggregate of $1,007,031, which shares of preferred stock are convertible into 648,990 shares of common stock. We also issued a warrant to Solstice Capital L.P. to purchase 48,576 shares of common stock at an exercise price of $0.22. One of our directors, Harry A. George, is the Managing General Partner of Solstice Capital L.P.

     Entities affiliated with Fidelity Ventures have purchased shares of preferred stock for an aggregate of $7,000,001, which shares of preferred stock are convertible into 2,720,208 shares of common stock. One of our directors, Robert Ketterson, is a Vice President at Fidelity Ventures Telecommunications and Technology Group, an affiliate of Fidelity Ventures.

     For more information on these investments, see "Certain
Transactions -- Sales of Securities."

     The holders of our series D convertible preferred stock also have the right to purchase up to an aggregate of 10% of the shares sold in this offering as described in "Certain Transactions -- Preemptive Rights."

EXECUTIVE COMPENSATION

     The following table summarizes information concerning the compensation we paid during the year ended December 31, 1999 to our Chief Executive Officer and our four other most highly compensated executive officers. These individuals are referred to as the named executive officers in this prospectus.

                           SUMMARY COMPENSATION TABLE

                                                                                 LONG TERM
                                                                                COMPENSATION
                                                                                   AWARDS
                                                   ANNUAL COMPENSATION          ------------
                                            ---------------------------------    SECURITIES
NAME AND                                                         OTHER ANNUAL    UNDERLYING
PRINCIPAL POSITION                   YEAR    SALARY     BONUS    COMPENSATION     OPTIONS
------------------                   ----   --------   -------   ------------   ------------
David A. Cane......................  1999   $125,000   $65,004          --             --
  President, Chief Executive
  Officer
Wayne A. Babich....................  1999    116,058    31,637          --         45,000
  Vice President, Engineering
Carl Lazarus.......................  1999    100,000    48,700          --             --
  Vice President, Operations
Norman B. Meisner..................  1999    125,000    90,006      $2,954             --
  Vice President, Business
  Development
James Priest.......................  1999     96,154    63,065       3,692        300,000
  Vice President, Sales

     Mr. Priest joined us in March 1999 and the compensation set forth in the table represents compensation paid to Mr. Priest for the period from March 1999 through December 31, 1999. Other annual compensation consists of lease and insurance payments made for automobiles. The options we granted to our named executive officers in 1999 were issued pursuant to our 1996 Equity Incentive Plan.

OPTION GRANTS IN LAST FISCAL YEAR

     The following table sets forth, as to the named executive officers, information concerning stock options we granted during the year ended December 31, 1999.

     The information regarding stock options granted to named executive officers as a percentage of total options granted to employees in the fiscal year, as disclosed in the table, is based upon options to purchase an aggregate of 1,919,250 shares of common stock that were granted to all employees and directors as a group, including the named executive officers, in the fiscal year ended December 31, 1999.

                                                                                               POTENTIAL
                                                                                            REALIZABLE VALUE
                                                INDIVIDUAL GRANTS                              AT ASSUMED
                          --------------------------------------------------------------    ANNUAL RATES OF
                                               PERCENT OF TOTAL                               STOCK PRICE
                              NUMBER OF            OPTIONS                                  APPRECIATION FOR
                              SECURITIES           GRANTED        EXERCISE                    OPTION TERM
                          UNDERLYING OPTIONS   TO EMPLOYEES IN      PRICE     EXPIRATION   ------------------
NAME                           GRANTED           FISCAL YEAR      PER SHARE      DATE       0%     5%    10%
----                      ------------------   ----------------   ---------   ----------   ----   ----   ----
David A Cane............            --                 --              --           --     --     --     --
Wayne A. Babich.........        45,000                2.3%          $0.22       3/7/09
Carl Lazarus............            --                 --              --           --     --     --     --
Norman B. Meisner.......            --                 --              --           --     --     --     --
James Priest............       300,000               15.6            0.22      3/15/09

     The potential realizable value of the options at assumed 0%, 5% and 10% annual rates of stock appreciation are based upon the assumed initial public
offering price of $     per share over the ten year term, compounded annually
and subtracting from that result the total option exercise price. These rates of appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent our estimate or projection of our future stock prices. Actual gains, if any, on stock option exercises will be dependent on the future performance of our common stock.

     Twenty-five percent of each of these stock options becomes exercisable one year from the date of grant. The remaining portion of the stock options becomes exercisable in equal monthly installments over the following 36 months commencing 13 months from the date of grant.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
VALUES

     The following table sets forth information concerning option exercises and unexercised options for the fiscal year ended December 31, 1999 with respect to each of our named executive officers.

     The value realized represents the difference between the deemed value of the common stock on the date of exercise used by us for accounting purposes and the exercise price of the option. However, because the named executive officers may keep the shares they acquired upon the exercise of the options (or sell them at a different price), these amounts do not necessarily reflect cash realized upon the sale of those shares.

     The value of unexercised in-the-money options was calculated by determining
the difference between $          (the assumed initial public offering price)
and the exercise price of the option.

                                                    NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                                   UNDERLYING UNEXERCISED         IN-THE-MONEY OPTIONS
                          SHARES                 OPTIONS AT FISCAL YEAR END        AT FISCAL YEAR END
                         ACQUIRED      VALUE     ---------------------------   ---------------------------
NAME                    ON EXERCISE   REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                    -----------   --------   -----------   -------------   -----------   -------------
David A. Cane.........        --           --           --             --          $--            $--
Wayne A. Babich.......    30,000      $97,500      181,250        133,750
Carl Lazarus..........        --           --           --             --          --             --
Norman A. Meisner.....        --           --       87,534        212,466
James Priest..........        --           --           --        300,000          --

EMPLOYMENT CONTRACTS

     Norman B. Meisner. We entered into an offer letter with Mr. Meisner, our Vice President, Sales, on October 1, 1998. Under the terms of his offer letter, in 1999 Mr. Meisner was entitled to an annual base salary of $125,000. Mr. Meisner was also entitled in 1999 to a quarterly bonus based on a percentage of our sales department bookings for each quarter, according to a mutually agreed upon sales plan, and a $25,000 bonus based on whether we achieved planned revenue goals.

     Pursuant to Mr. Meisner's offer letter, he was granted an incentive stock option to purchase 300,000 shares of common stock at an exercise price of $0.15 per share. This option vests over a four year period. As a condition of his employment, Mr. Meisner was required to sign a proprietary information agreement with respect to all information and technology developed during his period of employment. Mr. Meisner is an "employee at will."

     James M. Priest. We entered into an offer letter with Mr. Priest, our Vice President, Sales, on March 9, 1999. Pursuant to this offer letter, in 1999 Mr. Priest was entitled to an annual base salary of $125,000. Mr. Priest was also entitled in 1999 to a $400 per month flat rate car plan, a quarterly bonus based on a percentage of our revenues each quarter, and a $20,000 yearly bonus based on whether we met our stated revenue goal.

     Pursuant to the offer letter, Mr. Priest was also granted an incentive stock option to purchase 300,000 shares of common stock, at an exercise price of $0.22 per share. This option vests over a four year period. Mr. Priest was required to sign a proprietary information agreement with respect to all information and technology developed during his period of employment. Mr. Priest is an "employee at will."

CHANGE IN CONTROL PROTECTION AGREEMENTS

     We have entered into agreements with our officers to help assure continuity of management in the event of a change in control of our company. If an officer is terminated without cause within one year following a change in control, the officer is entitled to severance payments of salary and bonus and to continuation of benefits for the period from the date of termination until the one year anniversary of the change in control. A change in control includes: (1) any person, entity or group acquiring beneficial ownership of 30% or more of our outstanding shares of common stock; (2) the current directors of our company, or their successors who are approved by our current directors, ceasing for any reason to constitute at least a majority of our board of directors; and (3) our stockholders approving a reorganization, merger, or consolidation.

STOCK PLANS

1996 EQUITY INCENTIVE PLAN

     Our 1996 Equity Incentive Plan was adopted by our board of directors and approved by our stockholders in March 1996. The purpose of the plan is to enhance our ability to retain officers and key employees and to align the interests of such individuals with those of our stockholders. The 1996 Equity Incentive Plan provided for the issuance of up to 5,250,000 shares of common stock. We have fully allocated the shares issuable under this plan. We granted these securities to employees, directors, and consultants. Our board of directors has broad discretion in determining the terms of the grant of these securities. Options granted under the 1996 Equity Incentive Plan have a maximum term of 10 years from the date of grant. Our outstanding options to acquire common stock under this plan typically vest as to 25% of the underlying shares 12 months from the date of grant and as to the remaining 75% in equal monthly installments until the fourth anniversary of the date of grant.

2000 COMBINATION STOCK OPTION PLAN

     Under our 2000 Combination Stock Option Plan we may grant incentive stock options to our employees and nonqualified stock options to our employees and consultants. Incentive stock options meet the requirements of Section 422 of the Internal Revenue Code of 1986, as amended, referred to as the Code, and nonqualified stock options do not qualify under the requirements of Section 422. The purpose of the plan is to enhance our ability to attract and retain officers and key employees and to align the interests of such individuals with those of our stockholders.

     A total of 6,000,000 shares of our common stock are reserved for issuance pursuant to the 2000 Combination Stock Option Plan. However, the 2000 Combination Stock Option Plan also provides for automatic annual increases in the number of shares reserved for issuance on December 31 of each year in an amount equal to the lesser of: (1) 1.5% of the outstanding shares of our common stock on such date; (2) 450,000 shares; and (3) an amount determined by our board of directors. The number of shares of common stock available for issuance under the 2000 Combination Stock Option Plan is subject to adjustment for stock dividends, recapitalizations, stock splits, stock combinations and certain other corporate reorganizations.

     The 2000 Combination Stock Option Plan may be administered by the board of directors or, if the board of directors so determines, by a committee of two or more nonemployee directors (as applicable, the Committee). The Committee currently consists of our Compensation Committee. The Committee has the power to determine the terms of stock options, including the exercise price, number of shares subject to each stock option, conditions of exercise, and the form of consideration payable upon exercise.

     Stock options granted under the 2000 Combination Stock Option Plan generally are not transferable, and are exercisable only by the holder during his or her lifetime. Stock options granted under the 2000 Combination Stock Option Plan generally must be exercised within three months following termination of employment or within twelve months if termination is by reason of death or disability, but in no event later than ten years after the date of grant. The exercise price of nonqualified stock options granted under the 2000 Combination Stock Option Plan is determined by the Committee. The exercise price of incentive stock options granted under the 2000 Combination Stock Option Plan must be at least equal to the fair market value of our common stock on the date of grant. The exercise price of any incentive stock option granted to any employee who holds 10% or more of our outstanding capital stock must equal at least 110% of the fair market value of our common stock on the date of the grant and the term of the incentive stock option must not exceed five years. The term of all other stock options granted under the 2000 Combination Stock Option Plan may not exceed ten years.

     The 2000 Combination Stock Option Plan provides that in the event that we merge with or into another corporation or sell substantially all of our assets, each stock option will be assumed by the successor corporation or exchanged for a stock option of the successor corporation.

     The Committee or our board of directors may amend, suspend or terminate the 2000 Combination Stock Option Plan in whole or in part at any time. However, neither the Committee or our board of directors may modify the 2000 Combination Stock Option Plan without our stockholders' approval if such approval is required by any law, rule, or regulation. Unless terminated sooner, the 2000 Combination Stock Option Plan will terminate automatically in 2010.

2000 NONEMPLOYEE DIRECTOR STOCK OPTION PLAN

     Under the 2000 Nonemployee Director Stock Option Plan, we will grant nonqualified stock options to our nonemployee directors. The 2000 Nonemployee Director Stock Option Plan is intended to attract and retain the services of experienced and knowledgeable nonemployee directors and to provide additional incentives for nonemployee directors to continue to work for our best interests through continuing ownership of our common stock.

     An aggregate of 1,000,000 shares of our common stock has been reserved for issuance under the 2000 Nonemployee Director Stock Option Plan. The number of shares available for issuance is subject to adjustment for stock dividends, recapitalizations, stock splits, stock combinations, and certain other corporate reorganizations.

     The 2000 Nonemployee Director Stock Option Plan provided that a stock option to purchase 90,000 shares of our common stock was granted to each current nonemployee director in March 2000. In addition, a stock option to acquire 90,000 shares of our common stock will be granted to each new nonemployee director at the time they are first elected or appointed to our board of directors. The 2000 Nonemployee Director Stock Option Plan also provides that a stock option to acquire an additional 90,000 shares of our common stock will be granted to each nonemployee director three years following the date of grant of the last stock option to such nonemployee director. All stock options will vest in equal monthly installments over a period of three years. However, in the event of a change in control, all outstanding stock options under the 2000 Nonemployee Director Stock Option Plan will vest in full immediately.

     The 2000 Nonemployee Director Stock Option Plan is administered by our board of directors. Under the plan our board of directors will have discretion to increase the number of shares of common stock subject to the stock options granted to newly appointed nonemployee directors.

     The exercise price of stock options granted under the 2000 Nonemployee Director Stock Option Plan will be the fair market value of our shares of common stock at the time the stock option is granted. Stock options granted under the 2000 Nonemployee Director Stock Option Plan generally are not transferable and each stock option is exercisable only by the holder during his or her lifetime. Stock options granted under the 2000 Nonemployee Director Stock Option Plan may not be exercised after ten years from the date of grant.

     If we are a party to any merger, consolidation, purchase, or acquisition of property or stock, or any separation, reorganization, or liquidation, our board of directors may make arrangements for the substitution of new stock options for, or the assumption by the successor corporation of, any unexpired stock options.

     The 2000 Nonemployee Director Stock Option Plan may be amended, suspended, or terminated at any time by our board of directors. Unless terminated sooner, the 2000 Nonemployee Director Stock Option Plan will terminate automatically in 2010.

2000 EMPLOYEE STOCK PURCHASE PLAN.

     The purpose of our 2000 Employee Stock Purchase Plan is to provide our employees with additional incentives by permitting them to acquire shares of our common stock. Employees are eligible to participate in our 2000 Employee Stock Purchase Plan if they are customarily employed by us (or any participating subsidiary of ours) for at least 20 hours per week and for more than five months in any calendar year. Eligible employees may elect to participate in our 2000 Employee Stock Purchase Plan by giving us notice and instructing us to withhold a specified dollar amount from their pay during the offering periods. Our 2000 Employee Stock Purchase Plan is intended to qualify under Section 423 of the Code.

     We have reserved a total of 500,000 shares of our common stock for issuance under our 2000 Employee Stock Purchase Plan. The number of shares reserved for issuance is subject to adjustment for stock dividends, recapitalizations, stock splits, stock combinations and certain other corporate reorganization actions.

     The 2000 Employee Stock Purchase Plan provides for consecutive offering periods during which we will withhold a dollar amount specified by participating employees from their pay. Our employees may authorize payroll deductions in an amount not to exceed 10% of their base pay and in an amount not less than the lesser of $5 per payroll period or 1% of their base pay. The first offering period will commence on the first trading day on or after the effective date of this public offering and will end September 30, 2000. Thereafter, the offering periods will start on October 1 and end on March 31 and will start on April 1 and end on September 30. On the last business day of each offering period, the amount withheld from an employee's pay will be used to purchase shares of our common stock at a price equal to the lesser of 85% of the fair market value of our common stock on either the first day of the offering period or on the last day of the offering period.

     The number of shares to be purchased at the end of any offering period may not be more than 2,000 shares per employee. Employees may not participate to the extent that their right to purchase shares of our common stock accrues at a rate which exceeds $25,000 of fair market value of our common stock per year.

     If we merge or consolidate with another corporation, our board of directors may either terminate the 2000 Employee Stock Purchase Plan and refund without interest the entire balance of each participating employee's payroll deductions, or entitle each participating employee to receive for each share of our common stock to which they would otherwise be entitled the securities or property which they would have received at the time of such merger or consolidation if their payroll deductions had already been used to purchase shares of our common stock.

     Our 2000 Employee Stock Purchase Plan may be amended by our board of directors from time to time in any respect. Unless sooner terminated, the 2000 Employee Stock Purchase Plan will terminate when all of the shares of our common stock reserved for issuance pursuant to the plan have been purchased.

401(K) PLAN

     We have established a savings plan for our employees which is designed to be qualified under Section 401(k) of the Code. Eligible employees are permitted to contribute to the 401(k) plan through payroll deductions within statutory and plan limits.

BONUS PLAN

     We maintain an informal bonus program for certain employees, including executive officers, under which those employees may be awarded discretionary cash bonuses based upon an evaluation of individual performance and our performance during the year.

LIMITATION ON LIABILITY AND INDEMNIFICATION MATTERS

     Our certificate of incorporation limits the liability of our directors to the maximum extent permitted by Delaware law. Delaware law provides that a corporation may specify in its certificate of incorporation that directors will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for any liability arising with respect to:

     - any breach of their duty of loyalty to the corporation or its stockholders;

     - acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; or

     - any transaction from which the director derived an improper personal benefit.

     Our certificate of incorporation further provides that we are authorized to indemnify our directors, officers, and employees and agents to the fullest extent permitted by Delaware law. We believe the indemnification under our certificate of incorporation covers negligence and gross negligence on the part of indemnified parties.

     Our bylaws provide that directors and officers shall be, and at the discretion of our board of directors, non-officer employees and agents may be, indemnified by us to the fullest extent authorized by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with service for or on behalf of our company. The bylaws also provide for the advancement of expenses to directors and officers, and, at the discretion of our board of directors, non-officer employees and agents. In addition, our bylaws provide that the right of directors and officers to indemnification is a contract right and is not exclusive of any other right now possessed or hereafter acquired under any bylaw, agreement, vote of stockholders, or otherwise. We also have directors' and officers' insurance covering certain liabilities.

     In addition to and consistent with the indemnification provided for in our certificate of incorporation and bylaws, we have entered into agreements to indemnify our directors and officers. These agreements, among other things, require us to indemnify our directors and officers for certain expenses (including attorneys' fees), judgments, fines, and settlement amounts incurred by any such person in any action or proceeding, including any action by us or in our right arising out of that person's services as our director or officer, any subsidiary of ours or any other company or enterprise to which the person provides services at our request. Under the indemnification agreements, a director or officer will not receive indemnification if he is found to have received any improper personal benefit or if he has not acted in good faith or in a manner he reasonably believed to be in our best interests.

     We believe that the indemnification agreements, together with the limitation of liability and indemnification provisions of our certificate of incorporation and bylaws and directors' and officers' insurance will assist us in attracting and retaining qualified individuals to serve as our directors and officers.

     At present, there is no pending litigation or proceeding involving any of our directors, officers, employees, or agents where indemnification would be required or permitted. We are not aware of any pending or threatened litigation or proceeding that might result in a claim for such indemnification.

     Insofar as indemnification for liabilities arising under the Securities Act may be provided to directors, officers, or persons controlling our company as described above, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                              CERTAIN TRANSACTIONS

SALES OF SECURITIES

     Series A Preferred Stock. In November 1995, we sold shares of our series A preferred stock at a price of $1.00 per share to raise capital to finance our operations. These shares are convertible into an aggregate of 3,150,000 shares of common stock.

     Series B Preferred Stock. In June 1996, we sold shares of our series B preferred stock at a price of $4.00 per share to raise capital to finance our operations. These shares are convertible into an aggregate of 3,128,250 shares of common stock.

     Series C Preferred Stock. In May 1997, we sold shares of our series C preferred stock at a price of $4.20 per share to raise capital to finance our operations. These shares are convertible into an aggregate of 4,145,880 shares of common stock.

     Unsecured Subordinated Convertible Promissory Notes and Warrants. In June 1999, we sold unsecured subordinated convertible promissory notes to raise capital to finance our operations. These notes converted into shares of our series D preferred stock in connection with the series D financing. In connection with the sale of unsecured subordinated convertible promissory notes, we also sold warrants to purchase the shares of our common stock at an exercise price of $0.22. In connection with the series D financing, the warrants were amended to reduce the number of shares of common stock issuable upon the exercise of the warrants to an aggregate of 582,933 shares of common stock. The warrants are described in "Description of Capital Stock -- Warrants."

     Series D Preferred Stock. In November 1999, we sold shares of our series D preferred stock at a price of $7.72 per share to raise capital to finance our operations. These shares are convertible into an aggregate of 7,966,323 shares of common stock. In addition, the principal and outstanding interest due on the unsecured subordinated convertible promissory notes mentioned above were converted into shares of our series D preferred stock at the time of our series D financing. The shares of series D preferred stock issued upon such conversion are convertible into an aggregate of 1,197,753 shares of our common stock.

     The following table summarizes our financing transactions involving our officers, directors and 5% stockholders. The preferred stock numbers reflect the number of shares of common stock into which the preferred stock will automatically convert immediately prior to the closing of this offering. The number of shares of series D preferred stock includes the shares acquired upon the conversion of the notes. The exercise price of the warrants identified below is $0.22 per share.

                                                                                                  NO. OF
                                    NO. OF      NO. OF      NO. OF      NO. OF                   SHARES OF
                                   SHARES OF   SHARES OF   SHARES OF   SHARES OF                  COMMON
                                   SERIES A    SERIES B    SERIES C    SERIES D                    STOCK
                                   PREFERRED   PREFERRED   PREFERRED   PREFERRED     TOTAL      COVERED BY       AGGREGATE
                                     STOCK       STOCK       STOCK       STOCK      SHARES       WARRANTS      CONSIDERATION
                                   ---------   ---------   ---------   ---------   ---------   -------------   -------------
Funds affiliated with Applied
  Technology
  Technologies for Information
    and Entertainment III,
    L.P..........................  1,500,000     431,250     481,428     338,319   2,750,997      107,838       $2,619,607
  The TIE Mezzanine Fund, L.P....         --          --          --      74,664      74,664           --          192,135
Baker Communications Fund,
  L.P............................         --          --          --   5,051,814   5,051,814           --       13,000,001
Entities affiliated with Fidelity
  Ventures
  Fidelity Ventures Telecom and
    Technology II Limited
    Partnership..................         --          --          --   1,360,104   1,360,104           --        3,500,001
  Fidelity Investors II Limited
    Partnership..................         --          --          --     680,052     680,052           --        1,750,000
  FTT Ventures Limited...........         --          --          --     680,052     680,052           --        1,750,000
H&Q Connected Investors, L.P.....  1,500,000     431,250     481,428     200,790   2,613,468       97,980        2,265,698
Intel Corporation................         --          --   2,142,858     199,764   2,342,622       97,149        3,514,060
Entities affiliated with Softbank
  Softbank America, Inc..........         --          --          --     139,836     139,836       68,004          359,845
  Softbank Ventures, Inc.........         --   1,508,250          --          --   1,508,250           --        2,011,000
Solstice Capital, L.P............         --     281,250     267,858      99,882     648,990       48,576        1,007,031
Our officers and directors
  David A. Cane..................         --          --          --      19,974      19,974        9,714           51,400
  Carl Lazarus...................         --          --          --      19,974      19,974        9,714           51,400
  Norman Meisner.................         --          --          --       9,987       9,987        4,857           25,700
  James Priest...................         --          --          --       9,987       9,987        4,857           25,700
  Craig Randall..................         --          --          --       9,987       9,987        4,857           25,700
  Ronald Lachman.................         --     225,000          --     119,859     344,859       58,290          608,437

ELECTION OF DIRECTORS

     The holders of our series A, B, and C preferred stock collectively have the right to appoint two members, currently Frederick Bamber and Harry A. George, to our board of directors in connection with their investment. This right expires upon closing of this offering.

     The holders of our series D preferred stock have the right to appoint three members to our board of directors. Currently these directors are Lawrence Bettino, Robert Ketterson, and Ashley Leeds. This right expires upon closing of this offering.

     Frederick Bamber is a general partner of Applied Technology Associates III, L.P., the general partner of Technologies for Information and Entertainment III, L.P., and The TIE Mezzanine Fund, L.P. Harry George is the managing general partner of Solstice Capital, L.P. Lawrence Bettino and Ashley Leeds are managers of Baker Capital Partners, LLC, the general partner of Baker Communications Fund, L.P. Another of our directors, Robert Ketterson, is a vice president of FTT Ventures Limited. Ronald Lachman is also a director.

REGISTRATION RIGHTS

     In connection with the transactions described above, we entered into agreements with the investors that provided for registration rights with respect to these shares. The most recent such agreement is the Third Amended and Restated Rights Agreement, dated November 3, 1999, which restates and incorporates the registration rights of all investors. For more information regarding this agreement, see "Description of Capital Stock -- Registration Rights."

PREEMPTIVE RIGHTS

     In connection with the series D preferred stock transaction we granted a preemptive right to the series D investors to purchase collectively up to an aggregate of 10% of the shares of common stock to be sold in this offering.

     Assuming full exercise of the preemptive rights by all persons possessing such rights, the following persons have the right to purchase the portion indicated in the table below of 10% of our shares of common stock to be sold in the offering:

                                                                 NO. OF SHARES
                                           PERCENTAGE RIGHT       PURCHASABLE
                                             TO PURCHASE          PURSUANT TO
NAME                                         IN OFFERING       PREEMPTIVE RIGHTS
----                                       ----------------    -----------------
Technologies for Information and
  Entertainment III, L.P. ...............         3.8
The TIE Mezzanine Fund L.P. .............         0.8
Baker Communications Fund, L.P. .........        55.2
Fidelity Ventures Telecom and Technology
  II Limited Partnership.................        14.9
Fidelity Investors II Limited
  Partnership............................         7.4
FTT Ventures Limited.....................         7.4
H&Q Connected Investors, L.P. ...........         2.2
Hambrecht & Quist Employee Venture Fund,
  L.P. II................................         0.2
Intel Corporation........................         2.2
Softbank America, Inc. ..................         1.5
Solstice Capital, L.P. ..................         1.1
David A. Cane............................         0.2
David Hirschman..........................           *
J3D......................................         0.2
William Keating..........................         0.3
Charles Kline............................         0.3
Ronald Lachman...........................         1.3
Carl Lazarus.............................         0.2
Norman Meisner...........................         0.1
David Arthur Norman......................         0.4
James Priest.............................         0.1
Craig Randall............................         0.1
Charles Robbins..........................         0.1

---------------
*Less than 0.05%.

     To the extent that one or more persons possessing the preemptive rights described above do not exercise such rights in this offering, the persons exercising such rights may purchase the untaken shares on a pro rata basis.

INTEL CORPORATION SOFTWARE DEVELOPMENT AND LICENSE AGREEMENT

     In 1997, we entered into a software development and license agreement with Intel Corporation which presently holds approximately 9.8% of our outstanding common stock. Pursuant to this agreement we licensed our backup software to Intel. During 1997, 1998, and 1999 we recognized approximately $225,000, $695,000, and $134,000 in revenues from this arrangement.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information with respect to the beneficial ownership of our common stock as of March 27, 2000, and as adjusted to reflect the sale of common stock offered in this offering, for: (1) each person whom we know to beneficially own more than 5% of our common stock; (2) each of our directors; (3) each of the named executive officers; and (4) all directors and executive officers as a group. Except as indicated in the table below or the related footnotes, and pursuant to applicable community property laws, the stockholders named in the table have sole voting and investment power with respect to the shares set forth opposite each stockholder's name.

                                                                                 PERCENTAGE OF
                                                                                    SHARES
                                                                                  OUTSTANDING
                                                        NUMBER OF SHARES    -----------------------
                                                          BENEFICIALLY       BEFORE        AFTER
NAME AND ADDRESS**                                          OWNED(1)        OFFERING    OFFERING(2)
------------------                                      ----------------    --------    -----------
Baker Communications Fund, L.P.(3)....................      5,051,814         19.7%
  c/o Baker Capital Partners, LLC
  540 Madison Avenue
  New York, NY 10022
Funds affiliated with Applied Technology(4)...........      3,163,335         12.3
  One Cranberry Hill
  Lexington, MA 02421
Entities affiliated with Fidelity Ventures(5).........      2,720,208         10.6
  82 Devonshire Street
  Boston, MA 02109
H&Q Connected Investors, L.P.(6)......................      2,711,451         10.6
  1 Bush Street, 15th Floor
  San Francisco, CA 94104
Intel Corporation(7)..................................      2,507,781          9.8
  2200 Mission College Blvd
  Mail Stop RN 6-46
  Santa Clara, CA 95052
Entities affiliated with Softbank(8)..................      1,614,756          6.3
  10 Langley Road
  Suite 403
  Newton Center, MA 02159
David A. Cane(9)......................................      1,462,689          5.7
Wayne Babich(10)......................................        222,420            *            *
Carl Lazarus(11)......................................        487,191          1.9
Norman Meisner(12)....................................        133,626            *            *
James Priest(13)......................................        102,381            *            *
Frederick Bamber(4)(14)...............................      3,163,335         12.4
Lawrence Bettino(3)(15)...............................      5,051,814         19.8
Harry A. George(16)...................................        733,434          2.9
Robert Ketterson(5)(17)...............................      2,720,208         10.6
Ronald D. Lachman(18).................................        970,260          3.8
Ashley Leeds(19)......................................      5,051,814         19.7
All directors and executive officers as a group (14
  persons)(9)(10)(11)(12)(13).........................     15,149,739         59.1

-------------------------
 (1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of our common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of March 27, 2000 are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of each other person. Percentage ownership is based on 25,694,865 shares of common stock outstanding at March 27, 2000, assuming the conversion of all outstanding shares of preferred stock and certain warrants into common stock immediately prior to the closing of this offering.

 (2) Assumes that the underwriters do not exercise their over-allotment option and that the current holders of our series D preferred stock fully exercise their preemptive right, described in "Certain Transactions -- Preemptive Rights."

 (3) Lawrence Bettino and Ashley Leeds are members of our board of directors and managers of Baker Capital Partners LLC, the general partner of Baker Communications Fund, L.P. The following natural persons exercise voting and/or dispositive power for the shares held by Baker Communications Fund,
     L.P.: John C. Baker, Edward W. Scott, Lawrence Bettino, Henry Baker, and Ashley Leeds.

 (4) Consists of 2,969,037 shares held by Technologies for Information and Entertainment III, L.P., including up to 107,838 issuable shares upon the exercise of immediately exercisable warrants, and 90,000 shares issuable pursuant to vested options, and 194,298 shares of common stock held by The TIE Mezzanine Fund, L.P. An aggregate of 46,612 shares were purchased by these funds from Softbank America, Inc. Frederick Bamber is a member of our board of directors and the general partner of Applied Technology Associates III, L.P., the general partner of these funds. The following natural persons exercise voting and/or dispositive power for the shares held by these funds: Frederick Bamber, David A. Boucher and Thomas H. Grant.

 (5) Consists of 1,360,104 shares held by Fidelity Ventures Telecom and Technology II Limited Partnership, and 680,052 shares held by Fidelity Investors II Limited Partnership, each affiliates of Fidelity Ventures, and 680,052 held by FTT Ventures Limited, a unit of Fidelity Ventures. Robert Ketterson is a member of our board of directors and a vice president at FTT Ventures Limited. John J. Remondi and Donald Heaton, managers of Fidelity Investors Management, LLC, the general partner of Fidelity Ventures Telecom and Technology II, Limited Partnership and the general partner Fidelity Investors II Limited Partnership exercise voting and/or dispositive power for the shares held by these funds. Donald Heaton and Robert Ketterson exercise voting and/or dispositive power for the shares held by FTT Ventures Limited.

 (6) Includes up to 97,983 shares of common stock issuable upon the exercise of immediately exercisable warrants. Standish H. O'Grady exercises voting and/or dispositive power for the shares held by H&Q Connected Investors, L.P.

 (7) Includes 97,152 shares issuable upon the exercise of an immediately exercisable warrant.

 (8) Consists of 1,508,250 shares held by Softbank Ventures, Inc., 38,499 shares of common stock issuable upon the exercise of an immediately exercisable warrant held by Softbank Holdings, Inc. and 68,007 shares held by Softbank America, Inc. pursuant to an immediately exercisable warrant. The following natural persons exercise voting and/or dispositive power over the shares
     and warrants held by (a) Softbank Ventures:           , (b) Softbank
     Holdings:           , and (c) Softbank America: Ronald Fisher, Francis
     Jacobs, Masayoshi Son, and Yoshitaka Kitao.

 (9) Includes 9,717 shares issuable pursuant to an immediately exercisable warrant. Excludes 600,000 shares held in trusts for the benefit of Mr. Cane's children. Mr. Cane does not have voting and/or dispositive power for the shares held in these trusts and disclaims beneficial ownership of these shares.

(10) Includes a total of 189,294 shares issuable upon the exercise of options that are currently vested or vest within 60 days of March 27, 2000.

(11) Includes 66,876 shares issuable upon the exercise of options and warrants that are currently vested or vest within 60 days of March 27, 2000.

(12) Includes a total of 23,607 shares issuable upon the exercise of options and warrants that are currently vested or vest within 60 days of March 27, 2000.

(13) Includes a total of 92,394 shares issuable upon the exercise of options that are currently vested or vest within 60 days of March 27, 2000.

(14) Mr. Bamber disclaims beneficial ownership of the shares held by the fund affiliated with Applied Technology, except to the extent of his proportionate pecuniary interest in the funds.

(15) Mr. Bettino disclaims beneficial ownership of the shares held by Baker Communications Fund, L.P., except to the extent of his proportionate pecuniary interest therein.

(16) Includes 733,434 shares held by Solstice Capital L.P., including up to 48,576 shares issuable upon the exercise of immediately exercisable warrants and 35,868 shares issuable upon the exercise options that currently are vested or vest within 60 days of March 27, 2000. Mr. George is the managing general partner of Solstice Capital. Mr. George disclaims beneficial ownership of the shares held by Solstice Capital, except to the extent of his pecuniary interest in Solstice Capital. The following natural persons exercise voting and/or dispositive power for the shares held by Solstice Capital: Harry George and Henry Newman.

(17) Mr. Ketterson disclaims beneficial ownership of the shares held by the entities comprising Fidelity Ventures, except to the extent of his pecuniary interest in the funds.

(18) Includes 325,005 shares held by Kinetech, Inc. and 645,255 shares held Lachman Goldman Ventures, LLC. Mr. Lachman is the president of Kinetech and general partner of Lachman Goldman Ventures.

(19) Ms. Leeds disclaims beneficial ownership of the shares held by Baker Communications Fund, L.P., except to the extent of her proportionate pecuniary interest therein.

   * Less than 1% of the outstanding common stock.

  ** Unless otherwise indicated, the address of each 5% stockholder is c/o
     Connected Corporation, 24 Prime Parkway, Natick, Massachusetts 01760.

                          DESCRIPTION OF CAPITAL STOCK

AUTHORIZED AND OUTSTANDING CAPITAL STOCK

     Our authorized capital stock as of March 27, 2000 consisted of 12,000,000 shares of common stock, and 13,387,086 shares of preferred stock. As of March 27, 2000, there were outstanding 5,482,203 shares of common stock and 6,529,402 shares of preferred stock. Such shares were held of record by a total of 63 stockholders.

     Upon the closing of this offering:

     - our certificate of incorporation will be amended and restated to provide for total authorized capital consisting of 100,000,000 shares of common stock and 5,000,000 shares of preferred stock;

     - all shares of preferred stock and certain warrants will convert into common stock, and a total of 25,694,865 shares of common stock and no shares of preferred stock will be outstanding, based on the number of shares outstanding as of March 27, 2000 and assuming no exercise of the underwriters' over-allotment option, after giving effect to the sale of common stock we are offering; and

     - there will be outstanding warrants to purchase 147,849 shares of common stock, all of which will be then currently exercisable.

     Except as otherwise indicated, the following information reflects the filing, as of the closing of the offering, of our fifth amended and restated certificate of incorporation and the adoption of our third amended and restated bylaws.

COMMON STOCK

     Voting Rights. The holders of our common stock have one vote per share on all matters voted upon by our stockholders. Holders of our common stock are not entitled to vote cumulatively for the election of directors. Generally, all matters to be voted on by stockholders must be approved by a majority, or, in the case of the election of directors, by a plurality, of the votes cast at meeting at which a quorum is present, voting together as a single class, subject to any voting rights granted to holders of any then outstanding preferred stock.

     Dividends. Holders of common stock will share ratably in any dividends declared by our board of directors, subject to the preferential rights of any preferred stock then outstanding. Dividends consisting of shares of common stock may be paid to holders of shares of common stock.

     Other Rights. Upon the liquidation, dissolution or winding up of Connected, all holders of common stock are entitled to share ratably in any assets available for distribution to holders of shares of common stock. No shares of common stock are subject to redemption and none of our stockholders have preemptive rights to purchase additional shares of common stock.

PREFERRED STOCK

     As of the closing date of this offering, each outstanding share of our existing preferred stock will automatically convert into one share of common stock. Pursuant to our amended and restated certificate of incorporation, a total of 5,000,000 shares of preferred stock will be authorized for future issuance by our board of directors in one or more series. Our board of directors may fix the voting rights, if any, designations, powers, preferences, qualifications, limitations and restrictions thereof, applicable to the shares of each series of preferred stock, including the dividend rights, dividend rates, conversion rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series. Our board of directors may, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the common stock and could have anti-takeover effects, including preferred stock or rights to acquire preferred stock in connection with implementing a shareholder rights plan. Thus, our board of directors has the ability to quickly issue preferred stock with terms calculated to delay, defer or prevent a change of control of our company or to make the removal of existing management more difficult. We have no present plans to issue any additional shares of preferred stock.

WARRANTS

     As of March 27, 2000, we had outstanding warrants to purchase an aggregate of 730,782 shares of our common stock. The weighted average exercise price of these warrants is $0.36 per share. These warrants consist of:

     - a warrant, expiring on June 12, 2001, issued to Softbank Holdings, Inc. to purchase up to 301,650 shares of common stock at an exercise price of $1.33 per share, the right to purchase 38,499 shares is currently exercisable and the right to purchase the remaining shares has expired pursuant to the terms of the warrant;

     - a warrant, expiring on June 12, 2001, issued to Carl Lazarus to purchase up to 56,250 shares of common stock at an exercise price of $1.33 per share, the right to purchase 52,734 shares is currently exercisable;

     - a warrant, expiring on June 12, 2001, issued to Sandpiper Software Consulting to purchase up to 53,100 shares of common stock at an exercise price of $0.13 per share; and

     - warrants, expiring on June 11, 2004, to purchase up to 582,933 shares of common stock at an exercise price of $0.22 per share issued in connection with the sale of the unsecured subordinated convertible promissory notes described under "Certain Transactions." Upon the closing of this offering, these warrants will be converted into shares of our common stock as described below.

     In connection with certain credit arrangements, we issued warrants, expiring on June 11, 2004, to Silicon Valley Bank to purchase an aggregate of 13,842 shares of series D preferred stock. These warrants, upon conversion of the series D preferred stock, will be exercisable for up to 41,526 shares of common stock at an exercise price of $1.99 per share. Immediately prior to this
offering these warrants will automatically convert into      shares of our
common stock.

     Upon the closing of this offering, the warrants issued in connection with the sale of the unsecured subordinated convertible promissory notes and the warrant issued to Silicon Valley Bank will be automatically converted. The number of shares of common stock issued upon conversion will be equal to the number of shares issuable upon full exercise of the warrant multiplied by the difference between the offering price and the exercise price and divided by the
offering price. Assuming an offering price of $     per share, an aggregate of
       shares of common stock will be issued to holders of warrants issued in
connection with the sale of the notes and        shares of common stock will be
issued to Silicon Valley Bank.

REGISTRATION RIGHTS

     Set forth below is a summary of the common stock registration rights of the holders of our existing preferred stock and warrants, which will convert automatically into common stock immediately prior to the consummation of this offering. The rights described currently apply to the shares held by our preferred stockholders and the shares underlying the warrants issued in connection with the notes and the Silicon Valley Bank warrant. Upon the closing of this offering these rights will apply to an aggregate of 22,711,122 shares of our common stock.

     Demand Registrations. At any time, the holders of a majority of the common stock issued upon conversion of series D preferred stock or the holders of at least 40% of the shares of common stock issued upon conversion of the series A, series B, series C and series D preferred stock (referred to as registrable securities) may request that we register shares of common stock, subject to certain minimum offering criteria and other limitations, including our right, upon advice of our underwriters, to reduce the number of shares proposed to be registered ratably among the demanding holders. We are obligated to effect two registrations pursuant to such requests by holders of shares of common stock issued upon conversion of series D preferred stock and two registrations pursuant to such requests by all other holders of registration rights. We are not obligated to effect a registration for 180 days following effectiveness of the most recent registration.

     Piggyback Registration Rights. Prior to the fifth anniversary of this offering, the holders who have registration rights have the right to request that shares be included in any and all company-initiated registration of common stock other than registrations relating to employee benefit plans, business combinations subject to Rule 145 under the Securities Act, convertible debt or certain other registrations. In our initial registration and subsequent registrations, the underwriters may, for marketing reasons, exclude all or part of the shares requested to be registered on behalf of all stockholders having the right to request inclusion in such registration. In addition, we have the right to terminate any registration we initiated prior to its effectiveness regardless of any request for inclusion by any stockholders.

     Form S-3 Registrations. After we have qualified for registration on Form S-3, which will not be until at least 12 months after the closing of this offering, holders of 10% or more of the registrable securities or a majority of the then outstanding shares of common stock issued upon conversion of the series D preferred stock may request in writing that we effect a registration of these shares on Form S-3, provided that the gross offering price of the shares to be so registered in each such registration exceeds $500,000. The holders may request an unlimited number of registrations on Form S-3.

     Future Grants of Registration Rights. Without the consent of the holders of at least a majority of the shares of common stock issued upon conversion of the series D preferred stock and a majority of the then outstanding registrable securities, we may not grant further registration rights which would be on equal or more favorable terms than the existing registration rights.

     Transferability. The registration rights are transferable upon transfer of registrable securities and notice by the holder to us of the transfer, provided that the transferee or assignee (1) assumes the rights and obligations of the transferor for such shares and (2) transferee either acquires at least 100,000 shares of registrable securities or is an affiliate or beneficial owner of the transferor.

PREEMPTIVE RIGHTS

     The holders of our series D preferred stock have the right to purchase collectively up to 10% of our common stock to be sold in this offering. Following the offering, none of the holders of our capital stock will have preemptive rights. For a list of holders of these preemptive rights, see "Certain Transactions -- Preemptive Rights."

ANTITAKEOVER EFFECTS OF PROVISIONS OF OUR CERTIFICATE OF INCORPORATION, BYLAWS AND DELAWARE LAW

     The provisions of our certificate of incorporation and bylaws described below, as well as the ability of our board of directors to issue shares of preferred stock and to set the voting rights, preferences and other terms thereof, are designed to reduce our vulnerability to an unsolicited proposal for the restructuring or sale of all or substantially all of our assets or an unsolicited takeover attempt which is unfair to our stockholders. These provisions may discourage takeover attempts not first approved by our board of directors, including takeovers that particular stockholders may deem to be in their best interests. These provisions also could have the effect of discouraging open market purchases of our common stock because they may be considered disadvantageous by stockholders seeking to participate in a business combination transaction with us or to elect a new director to our board. The following description is general, and you should read it with our certificate of incorporation and bylaws.

     Classified Board of Directors. Our board of directors is divided into three classes serving staggered three-year terms, with approximately one-third of the board being elected each year. Our classified board, together with certain other provisions of our certificate of incorporation authorizing the board of directors to fill vacant directorships or increase the size of the board, may prevent or delay a stockholder from removing incumbent directors and simultaneously gaining control of the board of directors by filling vacancies created by this removal with its own nominees.

     Director Vacancies and Removal. Our certificate of incorporation provides that vacancies in our board of directors shall be filled only by the affirmative vote of a majority of the remaining directors. Our certificate of incorporation provides that directors may be removed from office only with cause with the affirmative vote of holders of at least 75% of our outstanding shares of common stock. Our bylaws provide that the size of our board of directors may be increased by our directors or by the affirmative vote of the holders of at least 75% of our outstanding shares of common stock.

     No Stockholder Action by Written Consent. Our certificate of incorporation and bylaws provide that any action required or permitted to be taken by our stockholders at an annual or special meeting of stockholders must be effected at a duly called meeting and may not be taken or effected by a written consent of stockholders.

     Special Meetings of Stockholders. Our certificate of incorporation and bylaws provide that a special meeting of stockholders may be called only by our president or our board of directors. Our bylaws provide that only those matters included in the notice of the special meeting may be considered or acted upon at that special meeting.

     Advance Notice of Director Nominations and Stockholder Proposals. Our bylaws include advance notice, informational requirements and time limitations on any director nomination or any proposal which a stockholder wishes to make at an annual meeting of stockholders. For the first annual meeting following the completion of this public offering, a stockholder's notice of a director nomination or proposal will be timely if delivered to our corporate secretary at our principal executive offices not later than the close of business on the later of the 75th day prior to the scheduled date of the annual meeting or the 10th day following the day on which publicly announce the date of our annual meeting. For subsequent annual meetings, a stockholders' notice of a director nomination or proposal must be generally delivered not later than 75 days and not earlier than 105 days prior to the first anniversary of the preceding year's annual meeting.

     Prohibition Against Greenmail. Our certificate of incorporation prohibits the payment of so-called "greenmail" without the approval of the holders of 75% of our outstanding shares of common stock other than the shares of common stock held by the person to whom such greenmail payment is to be made. Greenmail is the practice of purchasing shares of capital stock from a person at a price in excess of fair market value. Our certificate of incorporation prohibits this practice of purchasing shares from any person who holds 5% or more of our outstanding shares of common stock and who has held such shares for less than two years prior to the date of such proposed greenmail payment.

     Stockholder Action and Amendment of our Certificate of Incorporation. Any vote required of our stockholders under Delaware law, other than the election of directors which requires a plurality vote, shall be effective if recommended by a majority of our Continuing Directors, as defined in our certificate of incorporation, and approved by the vote of the holders of a majority of our outstanding shares of common stock. If any vote is not recommended by a majority of our Continuing Directors, to be approved it must be voted by the holders of at least 75% of our outstanding shares of common stock. Continuing Directors include those individuals who are directors prior to the time that any person becomes a holder of 5% or more of our outstanding shares of common stock after this public offering.

     As required by Delaware law, any amendment to our certificate of incorporation must first be approved by a majority of our Continuing Directors and, if required by law, thereafter approved by a majority of the outstanding shares entitled to vote with respect to the amendment; and if not recommended by a majority of Continuing Directors, then by vote of 75% of our outstanding shares of common stock. Any amendment to the provisions relating to stockholder action by written consent, special meetings of stockholders, directors, greenmail, stockholder action, limitation of liability and the amendment of our certificate of incorporation must be approved by not less than 75% of our outstanding shares of common stock.

     Amendment of Bylaws. Our certificate of incorporation and bylaws provide that our bylaws may be amended or repealed by our board of directors or by our stockholders. Such action by the board of directors requires the affirmative vote of a majority of the directors then in office. Such action by the stockholders requires the affirmative vote of at least 75% of our outstanding shares of common stock at an annual meeting of stockholders or a special meeting called for this purpose unless a majority of our Continuing Directors recommends that the stockholders approve the amendment or repeal at such meeting, in which case the amendment or repeal only requires the affirmative vote of a majority of our outstanding shares of common stock.

STATUTORY BUSINESS COMBINATION PROVISION

     Following this public offering, we will be subject to Section 203 of the Delaware General Corporation Law, which prohibits a publicly-held Delaware corporation from consummating, except under certain circumstances, a "business combination" with an interested stockholder for a period of three years after the date the stockholder became an "interested stockholder" unless:

     - the transaction was approved by the board of directors prior to the date on which the interested stockholder became an interested stockholder;

     - upon the closing of the transaction that resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares held by directors who are also officers of the corporation and shares held by employee stock plans; or

     - following the transaction in which the stockholder became an interested stockholder, the business combination is approved by the board of directors and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

     The term "business combination" includes mergers, consolidations, asset sales involving 10% or more of a corporation's assets and other similar transactions resulting in a financial benefit to an interested stockholder. The term "interested stockholder" generally is defined as a person who, together with affiliates and associates, owns, or, within the prior three years, owned, 15% or more of a corporation's outstanding voting stock. Under certain circumstances, Section 203 makes it more difficult for an interested stockholder to effect various business combinations with a corporation for a three-year period. A Delaware corporation may opt out of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from an amendment approved by holders of at least a majority of the outstanding voting stock. Neither our certificate of incorporation nor our bylaws contain any such exclusion. The provisions of Section 203 may encourage persons interested in acquiring us to negotiate in advance with our board of directors, since the stockholder approval requirement would be avoided if a majority of the directors then in office approves either the business combination or the transaction which results in any stockholder becoming an interested stockholder. These provisions may also have the effect of preventing changes in our management. It is possible that such provisions could make it more difficult to accomplish transactions which our stockholders may otherwise deem to be in their bests interests.

LISTING ON THE NASDAQ NATIONAL MARKET

     We have applied to have our common stock approved for quotation on The Nasdaq National Market under the symbol "CNTD."

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is ChaseMellon Shareholder Services, L.L.C.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this offering, we will have                shares of
common stock outstanding. Of these shares, the                shares sold in
this offering, excluding the shares purchased by our existing stockholders pursuant to preemptive rights described under "Certain
Transactions -- Preemptive Rights," will be freely tradable without restriction under the Securities Act, unless purchased by our "affiliates," as that term is defined in Rule 144 under the Securities Act. Substantially all of our remaining securities outstanding prior to this offering are subject to 180-day lock-up agreements, and may not be sold in the public market prior to the expiration of the lock-up agreements. Deutsche Bank Securities Inc. may release the securities subject to the lock-up agreements in whole or in part at any time without prior public notice. Upon the expiration of the lock-up agreements, approximately 27,088,976 additional shares will be available for sale in the public market, subject in some cases to compliance with the volume and other limitations of Rule 144.

DAYS AFTER DATE                                SHARES ELIGIBLE
OF THIS PROSPECTUS                                FOR SALE                       COMMENT
------------------                             ---------------                   -------
Upon effectiveness...........................                     Freely tradable shares sold in this
                                                                  offering and certain other shares
                                                                  eligible for sale under Rule 144(k)
                                                                  which are not subject to lock-up
                                                                  agreements
90 days......................................       889,460       Holders of all securities whose
                                                                  holdings exceed 0.5% of our fully
                                                                  diluted capital stock prior to the
                                                                  offering are bound by lock-up
                                                                  agreements; certain other shares are
                                                                  eligible for sale under Rule 144,
                                                                  144(k), or 701; includes 212,043
                                                                  shares issuable pursuant to options
                                                                  and warrants
180 days.....................................    23,877,873       Lock-ups released; shares eligible for
                                                                  sale under Rule 144, 144(k) or 701;
                                                                  includes 1,330,740 shares issuable
                                                                  pursuant to options and warrants
Various dates thereafter.....................       165,999       Restricted securities held for one
                                                                  year or less as of 180 days following
                                                                  effectiveness

RULE 144

     In general, under Rule 144 a person (or persons whose shares are aggregated) who has beneficially owned shares for at least one year is entitled to sell within any three-month period commencing 90 days after the date of this prospectus a number of shares that does not exceed the greater of the following:

     - 1% of the then outstanding shares of our common stock (approximately shares immediately after this offering) or

     - the average weekly trading volume during the four calendar weeks preceding such sale, subject to the filing of a Form 144 with respect to the sale.

     A person (or persons whose shares are aggregated) who is not deemed to have been our affiliate at any time during the 90 days immediately preceding the sale and who has beneficially owned his or her shares for at least two years is entitled to sell these shares pursuant to Rule 144(k) without regard to the limitations described above. Affiliates must always sell pursuant to Rule 144, even after the applicable holding periods have been satisfied.

     We cannot estimate the number of shares that will be sold under Rule 144, as this will depend on the market price for our common stock, the personal circumstances of the sellers and other factors. Prior to this offering, there has been no public market for our common stock, and there can be no assurance that a significant public market for our common stock will develop or be sustained after this offering. Any future sale of substantial amounts of our common stock in the open market may depress the market price of our common stock.

LOCK-UP AGREEMENTS

     We and our directors, executive officers and substantially all of our stockholders and holders of options and warrants to purchase our capital stock whose holdings exceed 0.5% of our fully diluted capital stock have agreed pursuant to the underwriting agreement and other agreements not to sell or otherwise dispose of any of our securities without the prior consent of Deutsche Bank Securities Inc. until 180 days from the date of this prospectus, except that we may, without such consent, grant options and sell shares pursuant to our 1996 Equity Incentive Plan, our 2000 Combination Stock Option Plan, our 2000 Employee Stock Purchase Plan and our 2000 Nonemployee Director Stock Option Plan.

STOCK OPTIONS

     We intend to file a registration statement on Form S-8 under the Securities Act to register shares of our common stock that are subject to outstanding options or warrants or are reserved for issuance under our 1996 Equity Incentive Plan, our 2000 Combination Stock Option Plan, our 2000 Employee Stock Purchase Plan and our 2000 Nonemployee Director Stock Option Plan within 180 days after the date of this prospectus, thus permitting the resale of these shares by nonaffiliates in the public market without restriction under the Securities Act.

RULE 701

     Any of our employees or consultants who received his or her shares pursuant to a written compensatory plan or contract is entitled to rely on the resale provisions of Rule 701 of the Securities Act. Under Rule 701, nonaffiliates may resell their covered shares without compliance with the public information, holding period, volume limitation or notice provisions of Rule 144, and affiliates may resell their Rule 701 shares without having to comply with the Rule 144 holding period restrictions, in each case commencing 90 days after the date of this prospectus. As of December 6, 2000, the holders of approximately 960,036 shares of our common stock will be eligible to sell their shares in reliance upon Rule 701 on the expiration of the 180-day lock-up period described above.

REGISTRATION RIGHTS

     Set forth in "Description of Capital Stock -- Registration Rights" is a summary of the common stock registration rights of the holders of our outstanding preferred stock, which will convert automatically into common stock immediately prior to the consummation of this offering. The rights described apply to an aggregate of 22,086,663 shares of our common stock plus up to 624,459 shares of our common stock issued upon the conversion of certain warrants as described in "Description of Capital Stock -- Warrants."

     The holders of our outstanding preferred stock have each waived their right to have shares registered in this offering.

                                  UNDERWRITING

     Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives Deutsche Bank Securities Inc., Bear, Stearns & Co. Inc. and Wit SoundView Corporation, have severally agreed to purchase from us the following respective number of shares of common stock at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

                                                              NUMBER OF
UNDERWRITER                                                    SHARES
-----------                                                   ---------
Deutsche Bank Securities Inc. ..............................
Bear, Stearns & Co. Inc. ...................................
Wit SoundView Corporation ..................................
          Total Underwriters (          )...................

     The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of common stock offered hereby are subject to certain conditions precedent and that the underwriters will purchase all shares of the common stock offered hereby, other than those covered by the over-allotment option described below, if any of these shares are purchased.

     The underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus and to
dealers at a price that represents a concession not in excess of $     per share
under the public offering price. The underwriters may allow, and these dealers
may reallow, a concession of not more than $     per share to other dealers.
After the initial public offering, representatives of the underwriters may change the offering price and other selling terms.

     We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to additional shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the common stock offered hereby. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of additional shares of commons stock as the number of shares of common stock to be purchased by it in the above table bears to the total number of shares of common stock offered hereby. We will be obligated, pursuant to the option, to sell these additional shares of common stock to the underwriters to the extent the option is exercised. If any additional shares of common stock are purchased, the underwriters will offer the
additional shares on the same terms as those on which the           shares are
being offered.

     The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common
stock. The underwriting fee is        of the initial public offering price. We
have agreed to pay the underwriters the following fees, assuming either no exercise or full exercise by the underwriters of the underwriters' over-allotment option:

                                                               TOTAL FEES
                                             ----------------------------------------------
                                              WITHOUT EXERCISE OF     WITH FULL EXERCISE OF
                            FEE PER SHARE    OVER-ALLOTMENT OPTION    OVER-ALLOTMENT OPTION
                            -------------    ---------------------    ---------------------
Fees we pay...............

     In addition, we estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be
approximately $          .

     We have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

     Each of our officers and directors, and substantially all of our stockholders and holders of options and warrants to purchase our stock, have agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock or derivatives of our common stock owned by these persons prior to this offering or common stock issuable upon exercise of options or warrants held by these persons for a period of 180 days after the date of this prospectus without the prior written consent of Deutsche Bank Securities Inc. This consent may be given at any time without public notice. We have entered into a similar agreement with the representatives of the underwriters, except that we may grant options and sell shares pursuant to our 1996 Equity Incentive Plan, our 2000 Combination Stock Option Plan, our 2000 Employee Stock Purchase Plan and our 2000 Nonemployee Director Stock Option Plan without such consent. There are no agreements between the representatives and any of our stockholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 180-day period.

     The representatives of the underwriters have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

     A prospectus in electronic format is being made available on Internet web sites maintained by one or more of the lead underwriters of this offering, including Wit SoundView Corporation's affiliate, Wit Capital Corporation, and may be made available on web sites maintained by other underwriters. In addition, other dealers purchasing shares from Wit SoundView Corporation in this offering have agreed to make a prospectus in electronic format available on web sites maintained by each of these dealers. Other than the prospectus in electronic format, the information on any underwriter's web site and any information contained in any other web site maintained by an underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors.

     In order to facilitate the offering of our common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of our common stock. Specifically, the underwriters may over-allot shares of our common stock in connection with this offering, thus creating a short position in our common stock for their own account. A short position results when an underwriter sells more shares of common stock than that underwriter is committed to purchase. Additionally, to cover these over-allotments or to stabilize the market price of our common stock, the underwriters may bid for, and purchase, shares of our common stock in the open market. Finally, the representatives, on behalf of the underwriters, may also reclaim selling concessions allowed to an underwriter or dealer if the underwriting syndicate repurchases shares distributed by that underwriter or dealer. Any of these activities may maintain the market price of our common stock at a level above that which might otherwise prevail in the open market. These transactions may be effected on The Nasdaq National Market or otherwise. The underwriters are not required to engage in these activities and, if commenced, may end any of these activities at any time.

     At our request, the underwriters have reserved for sale, at the initial
public offering price, up to           shares for our vendors, employees, family
members of employees, customers and other third parties. The number of shares of our common stock available for sale to the general public will be reduced to the extent these reserved shares are purchased. Any reserved shares that are not purchased by these persons will be offered by the underwriters to the general public on the same basis as the other shares in this offering.

     Pursuant to exercise of the preemptive right described in "Certain Transactions -- Preemptive Rights" the holders of our series D preferred stock have the right to purchase up to an aggregate of 10% of the shares offered hereby at the public offering price and otherwise on the same terms as the shares sold to the public.

     In November 1999, we sold 3,054,692 shares of our series D preferred stock in a private placement at a price of $7.72 per share. Each share of our series D preferred stock will be automatically converted upon the closing of this offering into three shares of our common stock. Baker Communications Fund, L.P. purchased 1,683,938 shares of our series D preferred stock in this private placement on the same terms as the other investors in the private placement. BT Investment Partners, Inc. has a 2.46% limited partnership interest in Baker Communications Fund, L.P. BT Investment Partners, Inc. is under common control with one of our underwriters, Deutsche Bank Securities Inc. Its limited partnership interest in Baker Communications Fund, L.P. gives BT Investment Partners, Inc. a pecuniary interest in approximately 41,424 shares of our series D preferred stock. Upon the automatic conversion of these shares into 124,272 shares of our common stock, the value of these shares of common stock, based
upon an initial public offering price of $     per share, will be $          ,
representing an increase from the price paid for the corresponding series D
preferred stock of $          . Similarly, BSC Employee Fund, L.P. has a 1.23%
limited partnership interest in Baker Communications Fund, L.P. BSC Employee Fund, L.P. is under common control with one of our underwriters, Bear, Stearns & Co. Inc. This limited partnership interest in Baker Communications Fund, L.P. gives BSC Employee Fund, L.P. a pecuniary interest in approximately 20,712 shares of our series D preferred stock. Upon the automatic conversion of these shares into 62,136 shares of our common stock, the value of these shares of
common stock, based upon an initial public offering price of $     per share,
will be $          , representing an increase for the price paid for the
corresponding series D preferred stock of $          .

     Pursuant to the rules and regulations of the National Association of Securities Dealers, Inc., if any of the shares currently held by Baker Communications Fund, L.P. are deemed underwriting compensation, such shares may not be sold, transferred, assigned, pledged or hypothecated by any person for a period of one year after the effective date of this offering, except, in each case, to officers or partners of the underwriters and members of the selling group and their officers and partners.

PRICING OF THIS OFFERING

     Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for our common stock has been determined by negotiation among us and the representatives of the underwriters. Among the primary factors considered in determining the public offering price were:

     - prevailing market conditions;

     - our results of operations in recent periods;

     - the present stage of our development;

     - the market capitalization and stage of development of other companies that we and the representatives of the underwriters believe to be comparable to our business; and

     - estimates of our business potential.

                                 LEGAL MATTERS

     The validity of the common stock offered under this prospectus will be passed upon for us by Brown, Rudnick, Freed & Gesmer, Boston, Massachusetts. Certain legal matters with respect to our patents and proprietary rights described in this prospectus will be passed upon by Weingarten, Schurgin, Gagnebin & Hayes LLP, Boston, Massachusetts. Certain legal matters in connection with this offering will be passed upon for the underwriters by Palmer & Dodge LLP, Boston, Massachusetts.

                                    EXPERTS

     The financial statements included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the common stock. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules filed as part of the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. You can inspect and copy the registration statement and the exhibits and schedules thereto at the public reference facility maintained by the SEC at Room 1024, 450 Fifth Street, NW, Washington, DC 20549, and at the SEC's regional offices at Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may call the SEC at 1-800-732-0330 for further information about the operation of the public reference rooms. Copies of all or any portion of the registration statement can be obtained from the Public Reference Section of the SEC, 450 Fifth Street, NW., Washington, DC 20549, at prescribed rates. The Securities and Exchange Commission maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission at http://www.sec.gov.

     Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC's public reference rooms and the website of the SEC referred to above.

     We intend to provide our stockholders with annual reports containing financial statements audited by an independent public accounting firm and to make available to our stockholders quarterly reports containing unaudited financial data for the first three quarters of each year.

                                     INDEX

                      TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Public Accountants....................  F-2
Consolidated Balance Sheets as of December 31, 1998 and
  1999......................................................  F-3
Consolidated Statements of Operations for the Years Ended
  December 31, 1997, 1998 and 1999..........................  F-4
Consolidated Statements of Redeemable Convertible Preferred
  Stock and Stockholders' Equity (Deficit) for the Years
  Ended December 31, 1997, 1998 and 1999....................  F-5
Consolidated Statements of Cash Flows for the Years Ended
  December 31, 1997, 1998 and 1999..........................  F-6
Notes to Consolidated Financial Statements..................  F-7

     After the recapitalization discussed in Note 9(a) to Connected Corporation's consolidated financial statements is effected, we expect to be in a position to render the following audit report.

/s/ ARTHUR ANDERSEN LLP
--------------------------------

Boston, Massachusetts
March 28, 2000

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Connected Corporation:

     We have audited the accompanying consolidated balance sheets of Connected Corporation (a Delaware corporation) as of December 31, 1998 and 1999, and the related consolidated statements of operations, redeemable convertible preferred stock and stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Connected Corporation as of December 31, 1998 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                             CONNECTED CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                                                                     DECEMBER 31,            PRO FORMA
                                                              ---------------------------   DECEMBER 31,
                                                                  1998           1999           1999
                                                              ------------   ------------   ------------
                                                                                            (UNAUDITED)
                                                 ASSETS
Current Assets:
  Cash and cash equivalents.................................  $  1,822,662   $ 20,356,564   $ 20,356,564
  Accounts receivable, net of allowance for doubtful
    accounts of $10,000 and $85,000 in 1998 and 1999,
    respectively............................................       520,883      2,004,822      2,004,822
  Prepaid expenses and other current assets.................        78,587        168,212        168,212
                                                              ------------   ------------   ------------
    Total current assets....................................     2,422,132     22,529,598     22,529,598
                                                              ------------   ------------   ------------
Property and Equipment, net.................................       375,051      1,003,206      1,003,206
                                                              ------------   ------------   ------------
Other Assets................................................        16,498        106,210        106,210
                                                              ------------   ------------   ------------
                                                              $  2,813,681   $ 23,639,014   $ 23,639,014
                                                              ============   ============   ============
                          LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK
                                   AND STOCKHOLDERS' EQUITY (DEFICIT)
Current Liabilities:
  Current portion of equipment note with bank...............  $    210,121   $    127,080   $    127,080
  Accounts payable..........................................       116,901        800,962        800,962
  Accrued expenses..........................................       838,718      1,243,482      1,243,482
  Deferred revenue..........................................       442,916      1,342,331      1,342,331
  Line of credit borrowings.................................       550,000             --             --
                                                              ------------   ------------   ------------
    Total current liabilities...............................     2,158,656      3,513,855      3,513,855
                                                              ------------   ------------   ------------
Equipment Note with Bank, net of current portion............       109,832             --             --
                                                              ------------   ------------   ------------
Commitments and Contingencies (Note 10)
Series D Redeemable Convertible Preferred Stock, at
  redemption value (Note 8).................................            --     23,582,222             --
Stockholders' Equity (Deficit):
  Preferred stock, $.001 par value -- no shares authorized,
    issued or outstanding at December 31, 1999, 5,000,000
    shares authorized, no shares issued or outstanding, pro
    forma...................................................            --             --             --
  Convertible preferred stock, $.001 par value --
    Authorized -- 13,387,086 shares; no shares pro forma
    Issued and outstanding -- 3,474,710 shares; no shares
      pro forma (preference in liquidation of
      $11,025,232)..........................................         3,475          3,475             --
  Common stock, $.001 par value --
    Authorized -- 12,000,000 shares; 100,000,000 shares pro
      forma
    Issued -- 6,226,893 and 6,638,544 shares at December 31,
      1998 and 1999, respectively and 26,851,209 shares pro
      forma.................................................         6,227          6,639         26,852
  Additional paid-in capital................................    11,119,256     14,800,956     38,366,440
  Accumulated deficit.......................................   (10,531,401)   (16,671,462)   (16,671,462)
  Deferred compensation.....................................            --     (1,544,307)    (1,544,307)
  Treasury stock -- 1,370,448 shares........................       (52,364)       (52,364)       (52,364)
                                                              ------------   ------------   ------------
    Total stockholders' equity (deficit)....................       545,193     (3,457,063)    20,125,159
                                                              ------------   ------------   ------------
                                                              $  2,813,681   $ 23,639,014   $ 23,639,014
                                                              ============   ============   ============

The accompanying notes are an integral part of these consolidated financial statements.

                             CONNECTED CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                     DECEMBER 31,
                                                      ------------------------------------------
                                                         1997           1998            1999
                                                      -----------    -----------    ------------
REVENUES:
  License...........................................  $   111,526    $ 1,166,012    $  3,157,080
  Subscription......................................      210,030        975,109       2,586,015
  Other.............................................      230,002        899,012         196,075
                                                      -----------    -----------    ------------
     Total revenues.................................      551,558      3,040,133       5,939,170
Cost of revenues....................................      551,370        602,008         928,407
                                                      -----------    -----------    ------------
Gross profit........................................          188      2,438,125       5,010,763
                                                      -----------    -----------    ------------
OPERATING EXPENSES:
  Sales and marketing...............................    2,504,281      2,838,386       5,164,568
  Research and development..........................      942,603      1,418,267       1,979,022
  General and administrative........................    1,103,063      1,059,028       1,731,176
  Stock-based compensation (Note 9(d))..............           --             --         594,454
                                                      -----------    -----------    ------------
     Total operating expenses.......................    4,549,947      5,315,681       9,469,220
                                                      -----------    -----------    ------------
Operating loss......................................   (4,549,759)    (2,877,556)     (4,458,457)
                                                      -----------    -----------    ------------
INTEREST INCOME (EXPENSE):
  Interest income...................................      169,186        118,215         222,658
  Interest expense..................................           --        (34,225)       (674,651)
                                                      -----------    -----------    ------------
     Total interest income (expense)................      169,186         83,990        (451,993)
                                                      -----------    -----------    ------------
Net loss............................................   (4,380,573)    (2,793,566)     (4,910,450)
Accretion of preferred stock........................           --             --      (1,229,611)
                                                      -----------    -----------    ------------
Net loss available to common stockholders...........  $(4,380,573)   $(2,793,566)   $ (6,140,061)
                                                      ===========    ===========    ============
Net loss per share -- basic and diluted.............  $     (1.51)   $     (0.77)   $      (1.31)
                                                      ===========    ===========    ============
Weighted average common shares outstanding -- basic
  and diluted.......................................    2,909,144      3,634,081       4,679,388
                                                      ===========    ===========    ============
Pro forma net loss per share -- basic and diluted
  (unaudited).......................................                                $      (0.37)
                                                                                    ============
Pro forma weighted average common shares
  outstanding -- basic and diluted (unaudited)......                                  16,572,758
                                                                                    ============

The accompanying notes are an integral part of these consolidated financial statements.

                             CONNECTED CORPORATION

     CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND
                         STOCKHOLDERS' EQUITY (DEFICIT)

                                                                                                                        SERIES C
                                                 SERIES D                                                              CONVERTIBLE
                                          REDEEMABLE CONVERTIBLE      SERIES A CONVERTIBLE     SERIES B CONVERTIBLE    PREFERRED
                                              PREFERRED STOCK           PREFERRED STOCK          PREFERRED STOCK         STOCK
                                         -------------------------   ----------------------   ----------------------   ----------
                                           NUMBER      REDEMPTION      NUMBER      $.001        NUMBER      $.001        NUMBER
                                         OF SHARES       VALUE       OF SHARES    PAR VALUE   OF SHARES    PAR VALUE   OF SHARES
                                         ----------   ------------   ----------   ---------   ----------   ---------   ----------
Balance, December 31, 1996.............          --   $         --    1,050,000    $ 1,050     1,042,750    $ 1,043            --
 Sale of Series C convertible preferred
  stock, net of issuance costs of
  $39,441..............................          --             --           --         --            --         --     1,381,960
 Exercise of stock options.............          --             --           --         --            --         --            --
 Cash received for restricted stock....          --             --           --         --            --         --            --
 Net loss..............................          --             --           --         --            --         --            --
                                         ----------   ------------   ----------    -------    ----------    -------    ----------

Balance, December 31, 1997.............          --             --    1,050,000      1,050     1,042,750      1,043     1,381,960
 Exercise of stock options.............          --             --           --         --            --         --            --
 Repurchase of restricted shares.......          --             --           --         --            --         --            --
 Exercise of warrants..................          --             --           --         --            --         --            --
 Sale of common stock..................          --             --           --         --            --         --            --
 Net loss..............................          --             --           --         --            --         --            --
                                         ----------   ------------   ----------    -------    ----------    -------    ----------

Balance, December 31, 1998.............          --             --    1,050,000      1,050     1,042,750      1,043     1,381,960
 Issuance of warrants in connection
  with bridge financing................          --             --           --         --            --         --            --
 Sale of Series D redeemable
  convertible preferred stock, net of
  issuance costs of $259,593...........   3,054,692     22,612,204           --         --            --         --            --
 Accretion of Series D redeemable
  convertible preferred stock..........          --        970,018           --         --            --         --            --
 Deferred compensation related to stock
  option grants to employees...........          --             --           --         --            --         --            --
 Amortization of deferred
  compensation.........................          --             --           --         --            --         --            --
 Exercise of stock options.............          --             --           --         --            --         --            --
 Net loss..............................          --             --           --         --            --         --            --
                                         ----------   ------------   ----------    -------    ----------    -------    ----------

Balance, December 31, 1999.............   3,054,692     23,582,222    1,050,000      1,050     1,042,750      1,043     1,381,960
 Pro forma conversion of preferred
  stock to common stock and conversion
  of warrants into common stock........  (3,054,692)   (23,582,222)  (1,050,000)    (1,050)   (1,042,750)    (1,043)   (1,381,960)
                                         ----------   ------------   ----------    -------    ----------    -------    ----------

Pro Forma Balance, December 31, 1999
 (unaudited)...........................          --   $         --           --    $    --            --    $    --            --
                                         ==========   ============   ==========    =======    ==========    =======    ==========

                                                          COMMON STOCK
                                                     ----------------------
                                         ---------   ----------------------   ADDITIONAL
                                          $.001        NUMBER      $.001        PAID-IN     ACCUMULATED    SUBSCRIPTION
                                         PAR VALUE   OF SHARES    PAR VALUE     CAPITAL       DEFICIT      RECEIVABLES
                                         ---------   ----------   ---------   -----------   ------------   ------------
Balance, December 31, 1996.............   $    --     6,179,274    $ 6,180    $ 5,327,680   $ (3,357,262)   $(121,420)
 Sale of Series C convertible preferred
  stock, net of issuance costs of
  $39,441..............................     1,382            --         --      5,763,409             --           --
 Exercise of stock options.............        --         8,823          8          1,169             --           --
 Cash received for restricted stock....        --            --         --             --             --      121,420
 Net loss..............................        --            --         --             --     (4,380,573)          --
                                          -------    ----------    -------    -----------   ------------    ---------
Balance, December 31, 1997.............     1,382     6,188,097      6,188     11,092,258     (7,737,835)          --
 Exercise of stock options.............        --         2,826          3            374             --           --
 Repurchase of restricted shares.......        --            --         --             --             --           --
 Exercise of warrants..................        --        17,970         18         23,942             --           --
 Sale of common stock..................        --        18,000         18          2,682             --           --
 Net loss..............................        --            --         --             --     (2,793,566)          --
                                          -------    ----------    -------    -----------   ------------    ---------
Balance, December 31, 1998.............     1,382     6,226,893      6,227     11,119,256    (10,531,401)          --
 Issuance of warrants in connection
  with bridge financing................        --            --         --      1,486,186             --           --
 Sale of Series D redeemable
  convertible preferred stock, net of
  issuance costs of $259,593...........        --            --         --             --       (259,593)          --
 Accretion of Series D redeemable
  convertible preferred stock..........        --            --         --             --       (970,018)          --
 Deferred compensation related to stock
  option grants to employees...........        --            --         --      2,138,761             --           --
 Amortization of deferred
  compensation.........................        --            --         --             --             --           --
 Exercise of stock options.............        --       411,651        412         56,753             --           --
 Net loss..............................        --            --         --             --     (4,910,450)          --
                                          -------    ----------    -------    -----------   ------------    ---------
Balance, December 31, 1999.............     1,382     6,638,544      6,639     14,800,956    (16,671,462)          --
 Pro forma conversion of preferred
  stock to common stock and conversion
  of warrants into common stock........    (1,382)   20,212,665     20,213     23,565,484             --           --
                                          -------    ----------    -------    -----------   ------------    ---------
Pro Forma Balance, December 31, 1999
 (unaudited)...........................   $    --    26,851,209    $26,852    $38,366,440   $(16,671,462)   $      --
                                          =======    ==========    =======    ===========   ============    =========

                                                           TREASURY STOCK
                                                        --------------------      TOTAL
                                                        --------------------   STOCKHOLDERS'
                                          DEFERRED       NUMBER                   EQUITY
                                         COMPENSATION   OF SHARES     COST      (DEFICIT)
                                         ------------   ---------   --------   -------------
Balance, December 31, 1996.............  $        --           --   $     --    $ 1,857,271
 Sale of Series C convertible preferred
  stock, net of issuance costs of
  $39,441..............................           --           --         --      5,764,791
 Exercise of stock options.............           --           --         --          1,177
 Cash received for restricted stock....           --           --         --        121,420
 Net loss..............................           --           --         --     (4,380,573)
                                         -----------    ---------   --------    -----------
Balance, December 31, 1997.............           --           --         --      3,364,086
 Exercise of stock options.............           --           --         --            377
 Repurchase of restricted shares.......           --    1,370,448    (52,364)       (52,364)
 Exercise of warrants..................           --           --         --         23,960
 Sale of common stock..................           --           --         --          2,700
 Net loss..............................           --           --         --     (2,793,566)
                                         -----------    ---------   --------    -----------
Balance, December 31, 1998.............           --    1,370,448    (52,364)       545,193
 Issuance of warrants in connection
  with bridge financing................           --           --         --      1,486,186
 Sale of Series D redeemable
  convertible preferred stock, net of
  issuance costs of $259,593...........           --           --         --       (259,593)
 Accretion of Series D redeemable
  convertible preferred stock..........           --           --         --       (970,018)
 Deferred compensation related to stock
  option grants to employees...........   (2,138,761)          --         --             --
 Amortization of deferred
  compensation.........................      594,454           --         --        594,454
 Exercise of stock options.............           --           --         --         57,165
 Net loss..............................           --           --         --     (4,910,450)
                                         -----------    ---------   --------    -----------
Balance, December 31, 1999.............   (1,544,307)   1,370,448    (52,364)    (3,457,063)
 Pro forma conversion of preferred
  stock to common stock and conversion
  of warrants into common stock........           --           --         --     23,582,222
                                         -----------    ---------   --------    -----------
Pro Forma Balance, December 31, 1999
 (unaudited)...........................  $(1,544,307)   1,370,448   $(52,364)   $20,125,159
                                         ===========    =========   ========    ===========

The accompanying notes are an integral part of these consolidated financial statements.

                             CONNECTED CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                      DECEMBER 31,
                                                         ---------------------------------------
                                                            1997          1998          1999
                                                         -----------   -----------   -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss.............................................  $(4,380,573)  $(2,793,566)  $(4,910,450)
  Adjustments to reconcile net loss to net cash used in
    operating activities:
    Depreciation and amortization......................      163,007       231,484       264,643
    Amortization of original issuance discount and
      deferred financing costs.........................           --            --       537,489
    Amortization of stock-based compensation...........           --            --       594,454
    Change in assets and liabilities:
      Accounts receivable..............................     (151,230)     (345,771)   (1,483,939)
      Prepaid expenses and other current assets........      (22,776)      (48,240)      (89,625)
      Accounts payable.................................      (52,810)       11,182       684,061
      Accrued expenses.................................      173,495       382,868       487,041
      Deferred revenue.................................      173,446       267,468       899,415
                                                         -----------   -----------   -----------
         Net cash used in operating activities.........   (4,097,441)   (2,294,575)   (3,016,911)
                                                         -----------   -----------   -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property and equipment..................     (109,188)     (312,722)     (892,798)
  Decrease (increase) in other assets..................       15,559         4,491       (89,712)
                                                         -----------   -----------   -----------
         Net cash used in investing activities.........      (93,629)     (308,231)     (982,510)
                                                         -----------   -----------   -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from sale of preferred stock, net of
    issuance costs.....................................    5,764,791            --    20,275,890
  Proceeds from issuance of bridge notes and
    warrants...........................................           --            --     3,000,000
  Deferred financing costs.............................           --            --       (56,859)
  Proceeds from sale of restricted stock...............      121,420         2,700            --
  Proceeds from (payments on) equipment note...........      250,724       230,537      (192,873)
  Payments on long term debt...........................      (50,146)     (111,164)           --
  Payments on capital lease obligation.................       (9,641)      (11,752)           --
  Proceeds from exercise of warrants and stock
    options............................................        1,177        24,337        57,165
  Repurchase of restricted stock.......................           --       (52,364)           --
  Borrowings (repayments) under working capital line of
    credit.............................................           --       550,000      (550,000)
                                                         -----------   -----------   -----------
         Net cash provided by financing activities.....    6,078,325       632,294    22,533,323
                                                         -----------   -----------   -----------
Net Increase (Decrease) in Cash and Cash Equivalents...    1,887,255    (1,970,512)   18,533,902
Cash and Cash Equivalents, beginning of period.........    1,905,919     3,793,174     1,822,662
                                                         -----------   -----------   -----------
Cash and Cash Equivalents, end of period...............  $ 3,793,174   $ 1,822,662   $20,356,564
                                                         ===========   ===========   ===========
Supplemental Disclosure of Cash Flow Information:
  Cash paid for interest...............................  $    16,790   $    34,225   $   137,102
                                                         ===========   ===========   ===========
Supplemental Disclosure of Noncash Financing
  Activities:
  Accretion on Series D redeemable convertible
    preferred stock....................................  $        --   $        --   $ 1,229,611
                                                         ===========   ===========   ===========
  Conversion of subordinated convertible promissory
    notes to Series D redeemable convertible preferred
    stock..............................................  $        --   $        --   $ 2,076,721
                                                         ===========   ===========   ===========

The accompanying notes are an integral part of these consolidated financial statements.

                             CONNECTED CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1999

1. ORGANIZATION AND OPERATIONS

     Connected Corporation (the Company) (a Delaware corporation) is provider of application services and software that support personal computers over the Internet and corporate intranets. The Company's solution automates diagnosis and self-repair, supports upgrades, and restores data and applications lost due to such problems as virus damage, lost or stolen PCs, and hard drive crashes. The Company introduced its first service in 1996 and began licensing its software to end-users in 1997.

     The Company is subject to a number of risks common to companies in similar stages of development, including dependence on key individuals, competition from substitute services and larger companies, the need for successful ongoing development and marketing of products and the Company's need either to generate or otherwise obtain adequate financing to fund future operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The accompanying financial statements reflect the application of certain significant accounting policies as described in this note and elsewhere in the accompanying consolidated financial statements and notes.

     (A) USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results may differ from those estimates.

     (B) PRINCIPLES OF CONSOLIDATION

     The accompanying consolidated financial statements include the results of operations of Connected Corporation and its wholly owned subsidiary. All significant intercompany transactions and balances have been eliminated in consolidation.

     (C) PRO FORMA INFORMATION (UNAUDITED)

     Immediately prior to the closing of the Company's proposed initial public offering of common stock, each outstanding share of convertible preferred stock and redeemable convertible preferred stock will be automatically converted into shares of common stock (see Notes 8 and 9(b)). In addition, holders of warrants to purchase 624,459 shares of common stock will convert their warrants into common stock upon the closing of the proposed initial public offering pursuant to the automatic cashless exercise provision in the related agreements (see Notes 5 and 6). The preferred stock and warrant conversions have been reflected on a pro forma basis in the consolidated balance sheet and consolidated statements of redeemable convertible preferred stock and stockholders' equity (deficit) as of December 31, 1999.

     (D) REVENUE RECOGNITION

     The Company generates revenue from software licenses, subscriptions and other services. The Company executes separate arrangements that govern the terms and conditions of each software license, subscription arrangement and support and maintenance arrangement. The

                             CONNECTED CORPORATION

Company applies Statement of Position (SOP) 97-2, Software Revenue Recognition and recognizes software license revenue upon execution of a signed license agreement, delivery of the software to a customer and determination that collection of a fixed license fee is probable . Revenues under multiple element arrangements, which typically include software products and maintenance and support services sold together, are allocated to each element based on the residual method in accordance with SOP 98-9, Software Revenue Recognition with Respect to Certain Arrangements. Under the residual method, the fair value of the undelivered elements is deferred and subsequently recognized. The Company has established sufficient vendor specific objective evidence for training and maintenance based on the price charged when these elements are sold separately.

     Subscription revenues consist of (1) revenue from customers who use the Company's eSupport application and (2) support and maintenance services fees related to licensed software applications and (3) royalty payments from reseller partners. The Company recognizes such revenues ratably as the services are provided from monthly, quarterly and annual arrangements. Support and maintenance sold to licencees of software include the right to unspecified upgrades on a when-and-if-available basis and on-going technical support. Maintenance and customer support fees are recognized ratably over the term of the maintenance and support contract on a straight-line basis.

     Costs of revenues consist primarily of personnel and operating costs associated with the Company's subscription business. Costs related to software licenses and other revenue are not significant for any period presented.

     (E) CONCENTRATIONS OF CREDIT RISK AND SIGNIFICANT CUSTOMERS

     Financial instruments that subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company's cash equivalents are invested in financial instruments with high credit ratings. To control credit risk, the Company performs regular credit evaluations of its customers' financial condition and maintains allowances for potential credit losses. The Company maintains an allowance for potential credit issues but historically has not experienced any significant losses related to individual customers or groups of customers in any particular industry or geographic area. Concentration of credit risk with respect to accounts receivable is limited to customers to whom the Company makes significant sales.

     Revenues from two customers represented 26% and 41% of the Company's total revenues for the year ended December 31, 1997.

     Revenues from two customers represented 11% and 23% of the Company's total revenues for the year ended December 31, 1998. Accounts receivable from two customers represented 18% and 35% of the Company's total accounts receivable as of December 31, 1998.

     Revenues from one customer represented 13% of the Company's total revenues for the year ended December 31, 1999. Accounts receivable from two customers represented 12% and 26% of the Company's total accounts receivable as of December 31, 1999.

     (F) EARNINGS PER SHARE

     Basic net loss per share is computed by dividing the net loss for the period by the weighted average number of unrestricted common shares outstanding during the period. Diluted net loss per share is computed by dividing the net loss for the period by the weighted average number of common shares and potential common stock outstanding during the period, if dilutive.

                             CONNECTED CORPORATION

Potential common stock consists of the incremental common shares issuable upon the exercise of stock options and warrants. Shares of common stock issuable upon the conversion of convertible preferred stock and redeemable convertible preferred stock have also been excluded from the date of issuance. In accordance with Securities and Exchange Commission (SEC) Staff Accounting Bulletin No. 98, Earnings Per Share in an Initial Public Offering, the Company has determined there were no nominal issuances of common stock prior to the Company's proposed initial public offering. The following potential common shares were excluded from the calculation of dilutive weighted average shares outstanding as their effect would be anti-dilutive.

                                                YEARS ENDED DECEMBER 31,
                                         --------------------------------------
                                            1997          1998          1999
                                         ----------    ----------    ----------
Convertible preferred stock............   8,738,443    10,424,130    11,893,370
Common stock options...................   1,356,000     2,183,757     2,976,456
Warrants...............................     448,500       147,849       772,308
                                         ----------    ----------    ----------
          Total........................  10,542,943    12,755,736    15,642,134
                                         ==========    ==========    ==========

     Unaudited pro forma basic and diluted net loss per share for the year ended December 31, 1999 is computed using the weighted average number of unrestricted common shares outstanding, including the pro forma effects of the automatic conversion of convertible preferred stock and redeemable convertible preferred stock into common stock on a three-for-one basis, which will automatically occur upon the closing of the Company's proposed initial public offering, as if such conversion occurred at the date of original issuance.

     The calculation of pro forma basic and diluted shares outstanding is as follows:

Shares used in computing basic and diluted net loss per
  share.....................................................   4,679,388
Adjustment to reflect the effect of the conversion of
  preferred stock...........................................  11,893,370
                                                              ----------
Shares used in computing pro forma basic and diluted net
  loss per share............................................  16,572,758
                                                              ==========

     (G) COMPREHENSIVE LOSS

     Statement of Financial Accounting Standards, (SFAS), No. 130, Reporting Comprehensive Income, requires disclosure of all components of comprehensive income on an annual and interim basis. Comprehensive income (loss) is defined as the change in stockholders' equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. The Company did not have any items of comprehensive loss, other than its net loss, for any of the periods presented in the accompanying consolidated financial statements; thus, the Company's comprehensive net loss is the same as its reported net loss for all periods presented.

     (H) CASH AND CASH EQUIVALENTS

     The Company accounts for investments under SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. Under SFAS No. 115, investments for which the Company has the positive intent and ability to hold to maturity, consisting of cash equivalents, are reported at amortized cost, which approximates fair market value. Cash equivalents are

                             CONNECTED CORPORATION
highly liquid investments with original maturities of three months or less. Cash and cash equivalents consist of the following:

                                                             DECEMBER 31,
                                                       -------------------------
                                                          1998          1999
                                                       ----------    -----------
Cash and cash equivalents --
  Cash...............................................  $   40,472    $   152,742
  Money market funds.................................      72,190         46,762
  Commercial paper...................................   1,710,000     20,157,060
                                                       ----------    -----------
          Total cash and cash equivalents............  $1,822,662    $20,356,564
                                                       ==========    ===========

     (I) DEPRECIATION AND AMORTIZATION

     The Company provides for depreciation and amortization using the straight-line method based on the estimated useful lives of the related assets. Substantially all of the Company's assets are depreciated over three years, except leasehold improvements, which are amortized over the shorter of the remaining lease term or three years.

     (J) FAIR VALUE OF FINANCIAL INSTRUMENTS

     SFAS No. 107, Disclosures About Fair Value of Financial Instruments, requires disclosure about fair value of financial instruments. Financial instruments consist of cash and cash equivalents, investments, accounts receivable, accounts payable and notes payable. The estimated fair value of these financial instruments approximates their carrying value.

     (K) LONG-LIVED ASSETS

     In accordance with the provisions of SFAS No. 121, Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of, the Company evaluates the realizability of its long-lived assets at each reporting period. As of December 31, 1998 and 1999, the Company has determined that no material adjustment to the carrying value of its long-lived assets was required.

     (L) SOFTWARE DEVELOPMENT COSTS

     The Company accounts for its software development costs in accordance with SFAS No. 86, Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed. Accordingly, the costs for the development of new software and substantial enhancements to existing software are expensed as incurred until technological feasibility has been established, at which time any additional costs would be capitalized. The Company has determined that technological feasibility is established at the time a working model of the software is completed. Because the Company believes its current process for developing software is essentially completed concurrently with the establishment of technological feasibility, no costs have been capitalized to date.

     (M) NEW ACCOUNTING STANDARD

     In June 1998, the Financial Accounting Standards Board, (FASB), issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for

                             CONNECTED CORPORATION
hedging activities. SFAS No. 133, as amended by SFAS No. 137, is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. The Company does not anticipate that the adoption of SFAS No. 133 will have a material impact on its financial position or results from operations.

3. PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost and consist of the following at December 31,

                                                             1998         1999
                                                           --------    ----------
Computer hardware and software...........................  $790,966    $1,563,908
Assets under capital lease...............................    31,260            --
Furniture and fixtures...................................     6,228        51,194
Leasehold improvements...................................    14,585       120,734
                                                           --------    ----------
                                                            843,039     1,735,836
Less -- Accumulated depreciation and amortization........   467,988       732,630
                                                           --------    ----------
                                                           $375,051    $1,003,206
                                                           ========    ==========

4. ACCRUED EXPENSES

     Accrued expenses consist of the following at December 31,

                                                             1998         1999
                                                           --------    ----------
Accrued payroll and benefits.............................  $380,427    $  595,240
Accrued other............................................   278,541       440,549
Accrued marketing........................................   177,548       207,693
                                                           --------    ----------
                                                           $836,516    $1,243,482
                                                           ========    ==========

5. EQUIPMENT NOTE AND LINE OF CREDIT

     On February 18, 1997, the Company entered into an equipment note with a bank, which was amended on May 15, 1998. Under the terms of the equipment note, the Company borrowed at total of $481,260, for the purchase of equipment. The amended equipment note also included a provision for working capital advances under a revolving line of credit (the line of credit). The maximum borrowings outstanding under the line of credit were $1,000,000. The equipment note is secured by substantially all assets of the Company and bears interest at the bank's prime rate (8.5% at December 31, 1999) plus 1%. The Company is required to make monthly principal and interest payments on the equipment note. In June 1999, the Company entered into a bridge loan that extended the Company's $1,000,000 line of credit and allowed the existing equipment term notes to amortize in accordance with the original agreement. During the bridge period, all borrowings under the working capital line of credit and equipment term notes bore interest at the prime rate plus 2%. All borrowings under the bridge loan were repaid in November 1999 and the Company has no borrowing capabilities at December 31, 1999.

     In connection with the bridge loan, the Company issued a warrant to the bank. Under the terms of the warrant, the bank may purchase 13,842 shares of Series D Redeemable Convertible Preferred Stock (Series D preferred stock) at an exercise price of $5.96 per share through the earlier of June 2004 or at the close of a qualifying public offering, as defined. The

                             CONNECTED CORPORATION

Company computed the fair value of the warrant using the Black-Scholes option pricing model and amortized the resulting original issue discount of $72,749 over the life of the bridge loan. Upon the closing of the proposed initial public offering, the warrant will be automatically converted into common stock pursuant to the cashless exercise provision in the related agreement.

6. SUBORDINATED CONVERTIBLE PROMISSORY NOTES

     On June 11, 1999 the Company entered into an unsecured subordinated convertible promissory note and warrant purchase agreement with investors totaling $3,000,000 (the Notes). The Notes accumulated interest at a rate of 7% per annum, and had a maturity date of the earlier of June 11, 2000 or upon the closing date of a qualified financing, as defined. Upon closing of the Series D preferred stock financing on November 3, 1999 (See Note 8) all principal and interest on the Notes automatically converted into 399,251 shares of Series D preferred stock at a conversion price equal to $7.72 per share.

     Pursuant to the terms of the warrant purchase agreement, the noteholders received warrants to purchase 582,933 shares of common stock at an exercise price of $0.22 per share. The warrants are exercisable through the earlier of
(i) the closing of an initial public offering, meeting certain criteria or (ii) June 11, 2004. Upon the closing of the proposed initial public offering, the warrants will be automatically converted into common stock pursuant to the cashless exercise provision in the related agreements. The Company computed the fair value of the warrants using the Black-Scholes option pricing model. The resulting original issuance discount of $1,413,437 will be amortized over the life of the Notes; $443,418 of such original issuance discount was amortized to interest expense through the date of conversion, with the remainder charged to stockholders' equity (deficit) upon the conversion of the Notes into Series D preferred stock.

7. INCOME TAXES

     The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. Under SFAS No. 109, deferred tax assets or liabilities are computed based on the differences between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate.

     No provision for federal or state income taxes has been recorded, as the Company has incurred losses for all periods presented. As of December 31, 1999, the Company has net operating loss and research credit carryforwards of approximately, $14,200,000 and $190,000, respectively, available to reduce future federal and state income taxes, if any. If not utilized, these carryforwards expire at various dates through 2019. If substantial changes in the Company's ownership should occur, as defined in section 382 of the Internal Revenue Code (the Code), there could be annual limitations on the amount of carryforwards which can be realized in future periods. The Company has completed several financings since its inception and believes that it has not incurred an ownership change as defined under the Code. The Company believes that the proposed initial public offering will result in an ownership change as defined under the Code. The Company does not believe that such change will place a significant limitation on its ability to utilize its net operating loss carryforward.

                             CONNECTED CORPORATION

     The approximate income tax effects of each type of temporary difference and carryforward are as follows:

                                                             DECEMBER 31,
                                                      --------------------------
                                                         1998           1999
                                                      -----------    -----------
Net operating loss and credit carryforwards.........  $ 4,100,000    $ 5,867,000
Other temporary differences.........................       84,000        526,000
Valuation allowance.................................   (4,184,000)    (6,393,000)
                                                      -----------    -----------
                                                      $        --    $        --
                                                      ===========    ===========

     The Company has recorded a full valuation allowance against the net deferred tax asset as of December 31, 1998 and 1999, because the future realizability of such asset is uncertain. The increase in the valuation allowance during these periods relates primarily to the Company's net losses recorded in each period.

8. REDEEMABLE CONVERTIBLE PREFERRED STOCK

     In November 1999, the Company sold 2,655,441 shares of Series D preferred stock for aggregate proceeds of $20,500,004. In addition, holders of the Notes described in Note 6 converted $3,082,217 of such Notes and accrued interest thereon, into 399,251 shares of Series D preferred stock. The rights, preferences and privileges of the Series D preferred stock are as follows:

VOTING

     The holders are entitled to the number of votes equal to the number of whole shares of common stock into which the preferred shares are convertible. The holders vote together with the holders of common stock as a single class.

DIVIDENDS

     The holders are entitled to receive dividends equal to 10% of their original investment, when and if declared by the Board of Directors. If the Board declares such dividends, they will be cumulative and payable in preference to any dividends payable on all other classes of stock. As of December 31, 1999, no dividends had been declared by the Board of Directors.

LIQUIDATION PREFERENCE

     In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders shall be entitled to receive, in preference to the holders of all other classes and series of stock, an amount equal to $7.72 per share plus all accrued and unpaid dividends. If the assets of the Company are insufficient to pay the full preferential amounts to the shareholders, the assets legally available for distribution shall be distributed first to the holders as described above in proportion to the preferential amount each holder is entitled to, and then ratably among the holders of other classes of preferred stock.

CONVERSION

     The Series D preferred stock is convertible, at the option of the holder, into three shares of common stock, adjustable for certain dilutive events. All shares shall automatically convert into common stock upon the closing of an underwritten initial public offering of the Company's common stock at per share offering price of at least $5.79 and yielding aggregate gross

                             CONNECTED CORPORATION
proceeds to the Company of at least $25,000,000. Automatic conversion shall also take place upon the consent of the holders of at least a majority of the then outstanding shares of preferred stock (voting on an as-converted basis).

REDEMPTION

     At any time on or after October 29, 2006, upon receipt of written request for redemption from holders of at least a majority of the shares then outstanding, the Company will redeem all of the outstanding shares. The price per share to be paid to redeem the shares shall be an amount equal to the sum of $7.72 plus all accrued and unpaid dividends, calculated at a rate of 10%, or the fair market value per share as determined by an independent appraiser.

9. STOCKHOLDERS' EQUITY

     As of December 31, 1999, the authorized capital stock of the Company was 12,000,000 shares of common stock, $.001 par value per share, and 13,387,086 shares of preferred stock, $.001 par value per share, of which 2,100,000 shares are designated Series A convertible preferred stock, 2,085,500 shares are designated Series B convertible preferred stock, 3,064,516 shares are designated Series C convertible preferred stock and 3,054,692 shares are designated Series D redeemable convertible preferred stock.

     (A) RECAPITALIZATION

     On March 23, 2000, the company's Board of Directors approved a three-for-one stock split of the Company's common stock which will be effective prior to the effective date of the proposed initial public offering of common stock. All share and per share amounts of common stock for all periods have been retroactively adjusted to reflect the stock split. Upon the closing of the Company's proposed initial public offering, the Company's certificate of incorporation will be amended and restated to, among other things, change its authorized capital stock to 100,000,000 shares of $0.001 par value common stock and 5,000,000 shares of $0.001 par value preferred stock.

     (B) CONVERTIBLE PREFERRED STOCK

     In 1995, the Company issued 1,050,000 shares of Series A convertible preferred stock, $.001 par value (Series A preferred stock), for $1.00 per share. In 1996, the Company also issued 1,042,750 shares of Series B convertible preferred stock, $.001 par value (Series B preferred stock), for $4.00 per share. In 1997, the Company issued 1,381,960 shares of Series C convertible preferred stock, $.001 par value (Series C preferred stock), for $4.20 per share. The rights, preferences and privileges of Series A, B and C preferred stock listed below are identical, except as noted.

     Conversion

     Series A, B and C preferred stock are convertible into common stock on a three-for-one basis, adjustable for certain dilutive events. Conversion is at the option of the Series A, B and C preferred stockholders, although conversion is mandatory upon the earlier of the consummation of an initial public offering resulting in gross proceeds to the Company of at least $10,000,000 at a price of at least $1.00, $2.67 and $2.67 per share, respectively, or the majority vote of outstanding shares of Series A, B and C preferred stock. In the event that less than 20% of issued Series A, B and C preferred stock is outstanding, all remaining outstanding shares shall be converted.

                             CONNECTED CORPORATION

     Liquidation Preference

     The Series A, B and C preferred stockholders have preference in the event of a liquidation or dissolution of the Company equal to $1.00, $4.00 and $4.20 per share, respectively, plus declared but unpaid dividends. If the assets of the Company are insufficient to pay the full preferential amounts to the preferred stockholders, the assets shall be distributed ratably among such holders in proportion to their aggregate liquidation preference amounts.

     Voting Rights and Dividends

     The Series A, B and C preferred stockholders shall be entitled to vote on all matters and are entitled to the number of votes equal to the number of shares of common stock into which each share is convertible. The holders of the Series A, B and C preferred stock are entitled to receive, when and as declared by the Board of Directors, any dividend declared or paid on any shares of common stock.

     Right of First Refusal

     The Series A, B and C preferred stockholders have the right of first refusal to purchase a pro rata share of any new securities offered by the Company, as defined. The right of first refusal terminates upon the closing of an initial public offering pursuant to a registration statement under the Securities Act of 1933.

     (C) COMMON STOCK

     At various times in 1995 and 1996, the Company issued an aggregate of 6,173,649 shares of restricted stock to founders, employees and consultants. Restricted shares issued to founders and employees vest ratably over 48 months. If the individuals leave the Company, the Company has the right to buy back the unvested shares at prices ranging from $0.003 to $0.13 per share. During 1998, the Company repurchased an aggregate of 1,370,448 shares for $52,364. At December 31, 1999, 37,854 shares remain unvested.

     (D) OPTIONS AND WARRANTS

     In 1996, the Company issued warrants to purchase an aggregate of 448,350 shares of common stock to employees and consultants, with exercise prices ranging from $0.13 to $1.33 per share. The fair value of the warrants issued to consultants did not result in any material charges to operations for any period presented. In June 1999, the Company issued warrants to purchase 582,933 shares of common stock in connection with the issuance of the Notes (Note 6). The warrants are exercisable immediately at a price of $ 0.22 per share through the earlier of (1) an initial public offering meeting certain criteria or (2) June 11, 2004. The Company also issued warrants to purchase 13,842 shares of Series D Preferred Stock to a bank for the extension of a bridge loan (Note 5). Upon the closing of the proposed initial public offering, the warrants issued to both the Noteholders and the bank will be automatically converted into common stock pursuant to the cashless exercise provision in the related agreements.

     In March of 1996, the Company adopted the Connected Corporation 1996 Equity Incentive Plan (the Plan) under which it may grant incentive stock options
(ISOs), nonqualified stock options (NSOs), stock appreciation rights, performance shares, restricted stock, and stock units to purchase up to 5,250,000 shares of common stock. Under the Plan, ISOs may not be granted at less than fair market value on the date of the grant, and all options generally vest

                             CONNECTED CORPORATION
over a four-year period and are subject to immediate vesting based on certain future events. As of December 31, 1999, options available for future grants under the Plan are 1,850,241. Through March 27, 2000, the Company granted options to purchase 1,850,241 shares of common stock with exercise prices per share ranging from $0.32-$3.33 under the Plan.

     In March 2000, the Company adopted, subject to shareholder approval, the 2000 Combination Stock Option Plan (the 2000 Plan) under which it may grant ISOs to employees and NSOs to employees and consultants. A total of 6,000,000 shares of common stock is currently reserved for issuance pursuant to the 2000 Plan, subject to annual increases, as defined. In March 2000, options to purchase 2,906,859 shares of common stock at $3.33 per share were granted under the 2000 Plan, subject to shareholder approval.

     In March 2000, the Company adopted, subject to shareholder approval, the 2000 Employee Stock Purchase Plan (2000 ESPP). A total of 500,000 shares of common stock are reserved for issuance under the 2000 ESPP, subject to annual increases, as defined. Eligible employees may purchase common stock at 85% of the lesser of the average market price of the Company's common stock on the first or last day of the applicable six-month payment period.

     In March 2000, the Company adopted, subject to shareholder approval, the 2000 Nonemployee Director Option Plan (the 2000 Directors Plan) under which the Company will grant options to purchase common stock to its nonemployee directors. Under the terms of the 2000 Directors Plan, the Company will grant an option to purchase 90,000 shares of common stock to all current nonemployee directors when approved by the Company's shareholders; new directors will receive an option to purchase 90,000 shares when first elected or appointed to the Board. All nonemployee directors will receive an option to acquire an additional 90,000 shares of common stock three years following the last grant. All options will vest monthly; upon a change in control, all unvested options will automatically vest. A total of 1,000,000 shares are reserved for issuance pursuant to the 2000 Directors Plan. As of March 27, 2000, the Company granted 540,000 options to purchase common stock at an exercise price per share of $3.33.

                             CONNECTED CORPORATION

     Employee warrant and stock option activity for the three years in the period ended December 31, 1999 is as follows:

                                                                         WEIGHTED
                                                                         AVERAGE
                                       NUMBER OF    EXERCISE PRICE    EXERCISE PRICE
                                        SHARES        PER SHARE         PER SHARE
                                       ---------    --------------    --------------
Outstanding, December 31, 1996.......    903,750    $0.03 - $1.33         $0.19
  Granted............................    637,500      0.13 - 0.15          0.15
  Canceled...........................   (120,174)     0.03 - 0.13          0.08
  Exercised..........................     (8,826)            0.13          0.13
                                       ---------    -------------         -----
Outstanding, December 31, 1997.......  1,412,250      0.03 - 1.33          0.18
  Granted............................  1,022,064      0.15 - 0.22          0.15
  Canceled...........................   (191,481)     0.03 - 0.15          0.13
  Exercised..........................     (2,826)            0.13          0.13
                                       ---------    -------------         -----
Outstanding, December 31, 1998.......  2,240,007      0.03 - 1.33          0.17
  Granted............................  1,919,250      0.22 - 0.32          0.23
  Canceled...........................   (714,900)     0.03 - 0.22          0.16
  Exercised..........................   (411,651)     0.13 - 0.15          0.14
                                       ---------    -------------         -----
Outstanding, December 31, 1999.......  3,032,706    $0.03 - $1.33         $0.22
                                       =========    =============         =====
Exercisable, December 31, 1999.......    741,202    $0.03 - $1.33         $0.22
                                       =========    =============         =====
Exercisable, December 31, 1998.......  1,046,102    $0.03 - $1.33         $0.20
                                       =========    =============         =====
Exercisable, December 31, 1997.......    520,828    $0.03 - $1.33         $0.26
                                       =========    =============         =====

     Information regarding warrants and stock options as of December 31, 1999 is as follows:

                                      OUTSTANDING                      EXERCISABLE
                         -------------------------------------   -----------------------
                                        WEIGHTED
                                         AVERAGE     WEIGHTED                  WEIGHTED
                                        REMAINING     AVERAGE                   AVERAGE
       RANGE OF            NUMBER      CONTRACTUAL   EXERCISE      NUMBER      EXERCISE
    EXERCISE PRICES      OUTSTANDING      LIFE         PRICE     EXERCISABLE     PRICE
    ---------------      -----------   -----------   ---------   -----------   ---------
$0.03..................      69,372       6.26         $0.03        66,559       $0.03
 0.13 - $0.15..........   1,050,834       7.73          0.15       567,528        0.14
 0.22 - $0.32..........   1,856,250       9.48          0.23        50,865        0.22
 1.33..................      56,250       6.46          1.33        56,250        1.33
                          ---------                    -----       -------       -----
                          3,032,706                    $0.22       741,202       $0.22
                          =========                    =====       =======       =====

     In connection with certain stock option grants during the year ended December 31,1999, the Company recorded deferred compensation of $2,138,761. In connection with expected additional stock option grants in the first half of 2000, the Company will record additional deferred compensation of approximately, $21,038,000. The deferred compensation represents the aggregate difference between the option exercise price and the deemed fair value of the common stock on the date of grant for accounting purposes. The deferred compensation will be recognized as an expense over the vesting period of the underlying stock options. The Company recorded compensation expense of $594,454 in the year ended December 31, 1999,

                             CONNECTED CORPORATION
related to these options. The Company expects to record approximately $10,380,000, $6,822,000, $3,615,000, $1,598,000, and 172,000 in compensation expense in the years ended December 31, 2000, 2001, 2002, 2003, and 2004, respectively.

     The amortization of deferred compensation in the consolidated statement of operations for the year ended December 31, 1999 by expense classification is as follows:

Cost of sales...............................................  $ 31,495
Sales and marketing.........................................   261,929
Research and development....................................   174,686
General and administrative..................................   126,344
                                                              --------
                                                              $594,454
                                                              ========

     SFAS No. 123, Accounting for Stock-Based Compensation, requires the measurement of the fair value of stock options or warrants to be included in the statement of operations or disclosed in the notes to financial statements. The Company accounts for stock-based compensation for employees under Accounting Principles Board Opinion No. 25 and follows the disclosure-only alternative available under SFAS No. 123. The Company has computed the pro forma disclosures under SFAS No. 123 for options granted in 1997, 1998 and 1999 using the Black-Scholes option-pricing model.

     The weighted average assumptions used for 1997, 1998 and 1999 are as follows:

                                            1997           1998           1999
                                         -----------    -----------    -----------
Risk-free interest rate................  5.83 - 6.66%   4.46 - 5.72%    4.6 - 6.03%
Expected lives.........................      7 years        7 years        5 years
Expected volatility....................           --             --             --
Expected dividends.....................           --             --             --
Weighted average remaining contractual
  life of options outstanding..........   9.02 years     9.06 years     8.82 years

     Had compensation cost for the Company's 1996 Equity Incentive Plan been determined consistent with SFAS No. 123, the Company's net loss would have been as follows:

                                                    DECEMBER 31,
                                       ---------------------------------------
                                          1997          1998          1999
                                       -----------   -----------   -----------
Net loss available to common
  stockholders --
  As reported........................  $(4,380,573)  $(2,793,566)  $(6,140,061)
                                       ===========   ===========   ===========
  Pro forma..........................   (4,393,973)   (2,816,780)   (6,241,340)
                                       ===========   ===========   ===========
Basic and diluted net loss per
  share --
  As reported........................  $     (1.51)  $     (0.77)  $     (1.31)
  Pro forma..........................        (1.51)        (0.78)        (1.33)

10. COMMITMENTS AND CONTINGENCIES

     (A) LEASE COMMITMENTS

     The Company leases its facilities and certain equipment under operating leases that expire on various dates through October 2001. Rent expense charged to operations in 1997, 1998 and 1999 was approximately $99,000, $144,000, and $285,000 respectively.

                             CONNECTED CORPORATION

     As of December 31, 1999, the minimum future rent payments under the lease agreements are as follows:

Years ending December 31,
  2000......................................................  $  915,000
  2001......................................................     543,000
                                                              ----------
                                                              $1,458,000
                                                              ==========

     (B) PATENT LITIGATION CONTINGENCY

     The Company has received notice from Stac Software, Inc. (Stac) alleging that the Company's primary product infringes one of Stac's patents. The Company does not believe that such an infringement exists and, in the event of litigation, intends to vigorously defend its position. The Company cannot yet predict whether the outcome of negotiations or litigation (if any) with Stac will have a material impact on its financial position or results from operations; however, the outcome could involve substantial costs to license Stac's technology or if such a license was not available, reengineer the Company's product. In addition, the Company could be forced to pay significant legal fees, damages, or amounts in settlement in connection with any such litigation or negotiations.

     Stac also alleges that certain of the Company's advertising and marketing of a certain product feature are misleading. The Company has modified its advertising and marketing, and has renamed a product feature, to clarify the operation of this feature. Despite these clarifications, the Company may still be subject to litigation on this matter; the results of such litigation could include significant legal fees, damages or amounts in settlement.

     In addition, the Company received a notice dated March 23, 2000 from John
P. Shannon alleging that the Company's primary product infringes two of his patents. Based on the Company's preliminary investigation of Mr. Shannon's allegation, the Company does not believe that they are infringing any claims of his patents.

     The Company cannot yet predict whether the outcome of negotiations or litigation (if any) with Mr. Shannon will have a material impact on its financial position or results from operations; however, the outcome could involve substantial costs to license Mr. Shannon's technology or if such a license was not available, to reengineer the Company's product. In addition, the Company could be forced to pay significant legal fees, damages, or amounts in settlement in connection with any such litigation or negotiations.

11. 401(K) PLAN

     The Company maintains the Connected Corporation 401(k) Pension and Profit Sharing Plan (the Plan) under Section 401(k) of the IRC covering all employees. Employees of the Company may participate in the Plan after reaching the age of
21. To be eligible for profit sharing contributions made for the Plan year, employees must earn at least 1,000 hours of service. The Company may make discretionary matching contributions and profit sharing contributions, as determined annually by the Board of Directors. Employee contributions vest immediately, while Company matching contributions vest ratably over three years. To date, there have been no discretionary contributions made to the Plan.

12. RELATED PARTY TRANSACTIONS

     In 1997, the Company entered into a software development and license agreement with a stockholder of the Company for its back-up software. During the years ended December 31,

                             CONNECTED CORPORATION

1997, 1998 and 1999, the Company recognized approximately $225,000, $695,000 and $134,000, respectively, in revenues from this related party. The Company believes the license fees payable under the agreement are reasonable and comparable to those which would have been negotiated on an arm's-length basis with an unaffiliated third party.

13. SEGMENT DISCLOSURE

     SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, establishes standards for reporting financial information about operating segments in annual and interim financial statements. Operating segments are defined as units of a business for which financial information is available that is evaluated by the primary decision-makers in determining the manner in which resources are allocated and in assessing performance of the business. The Company's chief operating decision-makers are its chief executive officer and other members of senior management.

     To date, the Company has viewed its operations and manages its business in three primary segments: license, subscription and other revenues. The chief operating decision-makers consider segment revenue as the primary measure of segment performance. Revenues for these segments are reported as reported on the accompanying consolidated statements of operations. The Company does not allocate any expenses or any other source of income to its segments. Similarly, property and equipment are not allocated to the segments for management or segment reporting purposes. Substantially all of the Company's operations and assets are in the United States.

14. VALUATION AND QUALIFYING ACCOUNTS

     The following is a rollforward of the Company's allowance for doubtful accounts:

                                         BALANCE AT                             BALANCE
                                         BEGINNING                              AT END
                                         OF PERIOD    ADDITIONS   DEDUCTIONS   OF PERIOD
       YEARS ENDED DECEMBER 31,          ----------   ---------   ----------   ---------
1997...................................   $    --      $10,000      $   --      $10,000
1998...................................    10,000           --          --       10,000
1999...................................    10,000       77,000       2,000       85,000

15. SUBSEQUENT FINANCING

     On March 28, 2000, the Company entered into a binding commitment with a third party. Pursuant to the terms of the commitment, the Company will sell 74,101 shares of a newly designated class of convertible preferred stock (Series E preferred stock) and a warrant to purchase 40,002 shares of common stock for aggregate proceeds of $2,000,000. The Company's obligation to close the transaction is subject to certain conditions, including a vote of the Company's shareholders and the filing of an amended and restated certificate of incorporation. The rights and privileges associated with the Series E preferred stock are identical to those associated with the Series A, B and C convertible preferred stock described in Note 9(b), except as follows: (1) the minimum initial public offering price required to trigger the automatic conversion into three shares of common stock is $8.00 (2) the liquidation preference is $26.99 per share plus accrued and unpaid dividends (3) dividends are payable only to the extent that the Company's Board declares dividends on the common stock; and
(4) the series E holders do not have a right of first refusal.

                             CONNECTED CORPORATION

     This warrant may be exercised at any time during a one year period beginning upon the close of the Company's initial public offering. The warrant expires on the earlier of five years from the date of its grant or one year after the closing of an initial public offering meeting certain criteria. The warrant agreement also provides for an automatic cashless exercise immediately prior to expiration. The exercise price will be equal to the issuance price of the Company's initial public offering.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF OUR COMMON STOCK.

                               TABLE OF CONTENTS

                                         PAGE
                                         ----
Prospectus Summary.....................     1
Risk Factors...........................     5
Special Note Regarding Forward-Looking
  Statements And Industry Data.........    17
Use Of Proceeds........................    18
Dividend Policy........................    18
Capitalization.........................    19
Dilution...............................    20
Selected Historical Consolidated
  Financial Data.......................    21
Management's Discussion And Analysis Of
  Financial Condition And Results Of
  Operations...........................    23
Business...............................    32
Management.............................    48
Certain Transactions...................    59
Principal Stockholders.................    62
Description Of Capital Stock...........    65
Shares Eligible For Future Sale........    71
Underwriting...........................    73
Legal Matters..........................    76
Experts................................    76
Where You Can Find More Information....    76
Index to Consolidated Financial
  Statements...........................   F-1

UNTIL           (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS THAT
BUY, SELL OR TRADE IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. DEALERS ARE ALSO OBLIGATED TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
---------------------------------------------------------

                                      LOGO
                                                 SHARES

 COMMON STOCK

 DEUTSCHE BANC ALEX. BROWN

 BEAR, STEARNS & CO. INC.

 WIT SOUNDVIEW
 PROSPECTUS

             , 2000

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the sale of common stock being registered. All amounts are estimates except the registration fee and the NASD filing fee.

     The costs of issuance and distribution will be borne by the Registrant as follows:

                                                                AMOUNT
                                                              TO BE PAID
                                                              ----------
Registration Fee............................................   $15,180
NASD Fee....................................................   $ 6,250
Nasdaq National Market Listing Fee..........................   $
Blue Sky Fees and Expenses..................................   $ 7,000
Transfer Agent and Registrar Fees...........................   $ 3,500
Accounting Fees and Expenses................................   $
Legal Fees and Expenses.....................................   $
Printing and Engraving......................................   $
Miscellaneous...............................................   $
                                                               -------
          Total.............................................   $

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Our certificate of incorporation limits the liability of our directors to the maximum extent permitted by Delaware law. Delaware law provides that a corporation may specify in its certificate of incorporation that directors will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for any liability arising with respect to

     - any breach of their duty of loyalty to the corporation or its stockholders;

     - acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; or

     - any transaction from which the director derived an improper personal benefit.

     Our certificate of incorporation further provides that we are authorized to indemnify our directors, officers and employees and agents to the fullest extent permitted by Delaware law. We believe the indemnification under our certificate of incorporation covers negligence and gross negligence on the part of indemnified parties.

     Our bylaws provide that directors and officers shall be, and at the discretion of our board of directors, non-officer employees and agents may be, indemnified by us to the fullest extent authorized by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with service for or on behalf of our company. The bylaws also provide for the advancement of expenses to directors and officers, and, at the discretion of our board of directors, non-officer employees and agents. In addition, our bylaws provide that the right of directors and officers to indemnification is a contract right and is not exclusive of any other right now possessed or hereafter acquired under any bylaw, agreement, vote of stockholders or otherwise. We also have directors' and officers' insurance against certain liabilities.

     In addition to and consistent with the indemnification provided for in our certificate of incorporation and bylaws, we have entered into agreements to indemnify our directors and officers. These agreements, among other things, require us to indemnify our directors and officers for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by us or in our right arising out of that person's services as our director or officer, any subsidiary of ours or any other company or enterprise to which the person provides services at our request. Under the indemnification agreements, a director or officer will not receive indemnification if he is found to have received any improper personal benefit or if he has not acted in good faith or in a manner he reasonably believed to be in our best interests.

     We believe that the indemnification agreements, together with the limitation of liability and indemnification provisions of our certificate of incorporation and bylaws and directors' and officers' insurance will assist us in attracting and retaining qualified individuals to serve as our directors and officers.

     At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents where indemnification would be required or permitted. We are not aware of any pending or threatened litigation or proceeding that might result in a claim for such indemnification.

     Insofar as indemnification for liabilities arising under the Securities Act may be provided to directors, officers or persons controlling our company as described above, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     The following information is furnished with regard to all securities issued by us since March 1, 1997 which were not registered under the Securities Act. The registrant plans to effect a three-for-one split of the registrant's capital stock prior to the effective date of this registration statement, subject to stockholder approval. All references to numbers of shares and prices of capital stock give effect to this stock split.

     The issuances of securities pursuant to the exercise of stock options were deemed to be exempt from registration under the Securities Act in reliance on Rule 701 under the Securities Act as transactions pursuant to compensatory benefit plans and contracts relating to compensation or as private placements under Section 4(2) of the Securities Act. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to, or for sale in connection with, any distribution thereof and appropriate legends were affixed to the share certificates and other instruments used in such transactions. All recipients either received adequate information about us or had access, through employment or other relationships, to such information.

     All other securities issued in the following transactions were sold in reliance upon the exemptions from registration set forth in Section 3(b) and 4(2) of the Securities Act relating to sales by an issuer not involving any public offering.

     There were no underwriters employed in connection with any of the transactions set forth in this Item 15.

      (1) On June 12, 1996, we entered into an agreement to sell 245,325 shares of common stock to Ezra Goldman, for aggregate consideration of $32,710. On June 26, 1997, Mr. Goldman paid for and we issued these shares.

      (2) On June 12, 1996, we entered into an agreement to sell 245,325 shares of common stock to Ronald Lachman, for aggregate consideration of $32,710. On June 26, 1997, Mr. Lachman paid for and we issued these shares.

      (3) On June 12, 1996, we entered into an agreement to sell 420,000 shares of common stock to Kinetech, Inc., for aggregate consideration of $56,000. On June 26, 1997, Kinetech paid for and we issued these shares.

      (4) On May 28, 1997, we issued a total of 1,381,960 shares of series C convertible preferred stock convertible into a total of 4,145,880 shares of common stock for aggregate consideration of $5,804,232 to the following persons: Intel Corporation, Technologies for Information & Entertainment III, L.P., H&Q Connected Investors, L.P., Solstice Capital L.P., David Hirschman, Morris Ventures, East River Ventures, L.P., United Acquisition Company, Michael T. Lash, and Robert Hartman.

      (5) On November 21, 1997, we issued 5,040 shares of common stock to Robert Hartman for aggregate consideration of $672 upon his option exercise.

      (6) On November 21, 1997, we issued 3,456 shares of common stock to Thomas
          C. Tormey for aggregate consideration of $460.80 upon his option exercise.

      (7) On November 21, 1997, we issued 330 shares of common stock to Sonja M. Schluchter for aggregate consideration of $44 upon her option exercise.

      (8) On April 8, 1998, we issued 2,196 shares of common stock to Andrew Broadstone for aggregate consideration of $292.80 pursuant to his option exercise.

      (9) On May 20, 1998, we issued 18,000 shares of common stock to Charles Robbins for aggregate consideration of $2,400.

     (10) On November 2, 1998, we issued 630 shares of common stock to Kathleen
          J. Bruce for aggregate consideration of $84 upon her option exercise.

     (11) On January 18, 1999, we issued 146,193 shares of common stock to Matthew Westover for aggregate consideration of $19,762.65 upon his option exercise.

     (12) In January 1999 we agreed to issue 18,000 shares of common stock to Charles Robbins for aggregate consideration of $3,900. In January 2000, Mr. Robbins paid for and was issued these shares.

     (13) On April 28, 1999, we issued 6,912 shares of common stock to Michael Carusi for aggregate consideration of $1,036.80 upon his option exercise.

     (14) On May 11, 1999, we issued 510 shares of common stock to Jennifer Bassett-Glynn for aggregate consideration of $76.50 upon her option exercise.

     (15) On May 18, 1999, we issued 1,572 shares of common stock to Lawrence Jones for aggregate consideration of $235.80 upon his option exercise.

     (16) On June 11, 1999, we issued 1,440 shares of common stock to Arun Mukherjee for aggregate consideration of $216 upon his option exercise.

     (17) On June 11, 1999, in connection with obtaining a credit facility we issued a warrant to purchase shares of series C preferred stock to Silicon Valley Bank at an exercise price of $4.20 per share if a subsequent financing was not completed or series D preferred stock if a subsequent financing was completed. Upon the closing of the series D financing, the warrant became exercisable to purchase 13,842 shares of series D preferred stock at an exercise price of $5.96 per share. These shares of series D preferred stock are convertible into 41,526 shares of common stock.

     (18) On June 11, 1999, we issued an unsecured subordinated convertible note and a warrant to purchase 107,838 shares of common stock to Technologies Information & Entertainment III, L.P. at an exercise price of $0.22 per share. The principal and accrued interest on the note converted into shares of series D preferred stock upon the closing of the series D financing. See Items
          (36) and (41).

     (19) On June 11, 1999 we issued an unsecured subordinated convertible note and a warrant to purchase 97,152 shares of common stock to Middlefield Ventures, Inc. at an exercise price of $0.22 per share. The principal and accrued interest on the note converted into shares of series D preferred stock upon the closing of the series D financing. See Items
          (36) and (41).

     (20) On June 11, 1999, we issued an unsecured subordinated convertible note and a warrant to purchase 58,293 shares of common stock to Ronald D. Lachman at an exercise price of $0.22 per share. The principal and accrued interest on the note converted into shares of series D preferred stock upon the closing of the series D financing. See Items
          (36) and (41).

     (21) On June 11, 1999, we issued an unsecured subordinated convertible note and a warrant to purchase 48,576 shares of common stock to Solstice Capital at an exercise price of $0.22 per share. The principal and accrued interest on the note converted into shares of series D preferred stock upon the closing of the series D financing. See Items
          (36) and (41).

     (22) On June 11, 1999, we issued an unsecured subordinated convertible note and a warrant to purchase 68,007 shares of common stock to Softbank America, Inc. at an exercise price of $0.22 per share. The principal and accrued interest on the note converted into shares of series D preferred stock upon the closing of the series D financing. See Items
          (36) and (41).

     (23) On June 11, 1999, we issued an unsecured subordinated convertible note and a warrant to purchase 4,860 shares of common stock to Craig Randall at an exercise price of $0.22 per share. The principal and accrued interest on the note converted into shares of series D preferred stock upon the closing of the series D financing. See Items
          (36) and (41).

     (24) On June 11, 1999, we issued an unsecured subordinated convertible note and a warrant to purchase 4,860 shares of common stock to Norman Meisner at an exercise price of $0.22 per share. The principal and accrued interest on the note converted into shares of series D preferred stock upon the closing of the series D financing. See Items
          (36) and (41).

     (25) On June 11, 1999, we issued an unsecured subordinated convertible note and a warrant to purchase 9,717 shares of common stock to Carl Lazarus at an exercise price of $0.22 per share. The principal and accrued interest on the note converted into shares of series D preferred stock upon the closing of the series D financing. See Items (36) and (41).

     (26) On June 11, 1999, we issued an unsecured subordinated convertible note and a warrant to purchase 4,860 shares of common stock to James Priest at an exercise price of $0.22 per share. The principal and accrued interest on the note converted into shares of series D preferred stock upon the closing of the series D financing. See Items (36) and (41).

     (27) On June 11, 1999, we issued an unsecured subordinated convertible note and a warrant to purchase 9,717 shares of common stock to David Cane at an exercise price of $0.22 per share. The principal and accrued interest on the note converted into shares of series D preferred stock upon the closing of the series D financing. See Items (36) and (41).

     (28) On June 11, 1999, we issued an unsecured subordinated convertible note and a warrant to purchase 4,860 shares of common stock to Charles Robbins at an exercise price of $0.22 per share. The principal and accrued interest on the note converted into shares of series D preferred stock upon the closing of the series D financing. See Items
          (36) and (41).

     (29) On June 11, 1999, we issued an unsecured subordinated convertible note and a warrant to purchase 13,602 shares of common stock to Charles Kline at an exercise price of $0.22 per share. The principal and accrued interest on the note converted into shares of series D preferred stock upon the closing of the series D financing. See Items
          (36) and (41).

     (30) On June 11, 1999, we issued an unsecured subordinated convertible note and a warrant to purchase 13,602 shares of common stock to William Keating at an exercise price of $0.22 per share. The principal and accrued interest on the note converted into shares of series D preferred stock upon the closing of the series D financing. See Items
          (36) and (41).

     (31) On June 11, 1999, we issued an unsecured subordinated convertible note and a warrant to purchase 19,431 shares of common stock to David Arthur Norman and Mamie Ruth Norman as Trustees of the Norman Family Revocable Trust at an exercise price of $0.22 per share. The principal and accrued interest on the note converted into shares of series D preferred stock upon the closing of the series D financing. See Items
          (36) and (41).

     (32) On July 20, 1999, we issued 6,945 shares of common stock to Bryan Dolan for aggregate consideration of $1,041.75 upon his option exercise.

     (33) On August 26, 1999, we issued 40,917 shares of common stock to Michael Lash for aggregate consideration of $5,814.35 upon his option exercise.

     (34) On August 31, 1999, we issued 7,512 shares of common stock to Joel Arbeitman for aggregate consideration of $1,126.80 upon his option exercise.

     (35) On September 23, 1999, we issued 147,150 shares of common stock to William M. Marohn for aggregate consideration of $20,479.10 upon his option exercise.

     (36) On November 3, 1999, we issued shares of series D convertible preferred stock convertible into a total of 9,164,076 for aggregate consideration of $23,582,222.24 to the following persons: Craig Randall, Carl Lazarus, Norman Meisner, James Priest, David Cane, Technologies for Information & Entertainment III, L.P., Softbank America, Inc., Middlefield Ventures, Inc., William Keating, David Arthur Norman and Mamie Ruth Norman, as Trustees of the Norman Family Revocable Trust, Ronald D. Lachman, Charles Kline, Solstice Capital L.P., H&Q Connected Investors L.P., Hambrecht & Quist Employee Venture Fund, L.P., J3D Family Limited Partnership, Baker Communications Fund, L.P., Fidelity Ventures Telecom and Technology II Limited Partnership, Fidelity Investors II Limited Partnership, STT Ventures Limited, Technologies for Information & Entertainment III, L.P., Charles Robbins, TIE Mezzanine Fund, L.P., and David Hirschman.

     (37) On November 30, 1999, we issued 22,500 shares of common stock to Daniel Murray for aggregate consideration of $3,375 upon his option exercise.

     (38) On December 28, 1999, we issued 18,372 shares of common stock to Rosemary Fedorchak for aggregate consideration of $612.40 upon her option exercise.

     (39) On December 29, 1999, we issued 30,000 shares of common stock to Wayne Babich for aggregate consideration of $4,000 upon his option exercise.

     (40) On January 21, 2000, we issued 7,062 shares of common stock to David
          A. Roberts for aggregate consideration of $1,015.60 upon his option exercise.

     (41) Immediately prior to the closing of this offering, the warrant issued to Silicon Valley Bank and the warrants issued June 11, 1999, referenced above, will be automatically exercised for the number of shares indicated above multiplied by the difference between the exercise price and the offering price and divided by the exercise price.

     (42) Since inception and through March 27, 2000, we have issued options to purchase aggregate of 9,216,414 shares of common stock with a weighted average exercise price of $1.37. Since inception and through March 27, 2000, options to purchase 1,059,555 shares have been canceled without exercise.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENTS SCHEDULES

     (a) Exhibits

EXHIBIT
NUMBER                              DOCUMENT                                REFERENCE
-------                             --------                                ---------
 1.1      Form of Underwriting Agreement                                        *
 3.1      Fourth Amended and Restated Certificate of Incorporation of     Filed herewith
          the Registrant
 3.2      Form of Fifth Amended and Restated Certificate of               Filed herewith
          Incorporation of the Registrant (to be effective upon the
          closing of this offering)
 3.3      Second Amended and Restated Bylaws of the Registrant            Filed herewith
 3.4      Form of Third Amended and Restated Bylaws of the Registrant     Filed herewith
          (to be effective upon the closing of this offering)
 4.1      Form of Registrant's common stock certificate                         *
 4.2      Third Amended and Restated Rights Agreement                     Filed herewith
 4.3      Warrant dated June 12, 1996 issued to Softbank Holdings,        Filed herewith
          Inc.
 4.4      Warrant dated June 12, 1996 issued to Carl Lazarus              Filed herewith
 4.5      Warrant dated June 12, 1996 issued to Sandpiper Software        Filed herewith
          Consulting, LLC
 4.6      Form of Amended and Restated Warrant, together with a list      Filed herewith
          of holders
 4.7      Restricted Stock Agreement between Registrant and Carl          Filed herewith
          Lazarus
 5.1      Legal opinion of Brown, Rudnick, Freed & Gesmer                       *
10.1      Form of Indemnification Agreement entered into by Registrant    Filed herewith
          with each of its directors and executive officers
10.2      Form of Change of Control Agreement entered into by and         Filed herewith
          between the Registrant and each of its executive officers
10.3      Sublease Agreement by and between The Mathworks, Inc. and       Filed herewith
          the Registrant and related Lease Agreement by and between
          LMF Cochituate Corp. and The Mathworks, Inc.
10.4      1996 Equity Incentive Plan                                      Filed herewith
10.5      2000 Combination Stock Option Plan                              Filed herewith
10.6      2000 Employee Stock Purchase Plan                               Filed herewith
10.7      2000 Nonemployee Director Stock Option Plan                     Filed herewith
10.8      Offer letter from the Registrant to Norman B. Meisner           Filed herewith
10.9      Offer letter between the Registrant and James M. Priest         Filed herewith
21.1      Subsidiaries of the Registrant                                  Filed herewith
23.1      Consent of Brown, Rudnick, Freed & Gesmer (included in                *
          Exhibit 5.1)
23.2      Consent of Arthur Andersen LLP, independent accountants         Filed herewith

EXHIBIT
NUMBER                              DOCUMENT                                REFERENCE
-------                             --------                                ---------
23.3      Consent of Weingarten, Schurgin, Gagnebin & Hayes LLP           Filed herewith
24.1      Powers of Attorney (included on the signature pages hereto)     Filed herewith
27.1      Financial Data Schedule                                         Filed herewith

-------------------------
 * To be filed by amendment.

     (b) Financial Statement Schedules

        All schedules have been omitted because they are not required or because the required information is given in the financial statements or the notes to those statements.

ITEM 17.  UNDERTAKINGS

     The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under "Item 14. Indemnification of Directors and Officers" above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          1. For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          2. For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirement of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the city of Boston, The Commonwealth of Massachusetts, on March 30, 2000.

                                          CONNECTED CORPORATION

                                          By:       /s/ DAVID A. CANE
                                             -----------------------------------
                                              David A. Cane
                                              Chief Executive Officer

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS that each person whose signature appears below constitutes and appoints David Cane, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for him or in his name, place and stead, in any and all capacities to sign any and all amendments or post-effective amendments to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, and in connection with any registration of additional securities pursuant to Rule 462(b) under the Securities Act of 1933, as amended, to sign any abbreviated registration statements and any and all amendments thereto, and to file the same, with all exhibits thereto and other documents in granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                     SIGNATURE                                    TITLE                    DATE
                     ---------                                    -----                    ----
                 /s/ DAVID A. CANE                   Director, Chief Executive        March 30, 2000
---------------------------------------------------  Officer and President
                   David A. Cane                     (principal executive officer,
                                                     principal financial officer and
                                                     principal accounting officer)

               /s/ FREDERICK BAMBER                  Director                         March 30, 2000
---------------------------------------------------
                 Frederick Bamber

               /s/ LAWRENCE BETTINO                  Director                         March 27, 2000
---------------------------------------------------
                 Lawrence Bettino

                /s/ HARRY A. GEORGE                  Director                         March 21, 2000
---------------------------------------------------
                  Harry A. George

                     SIGNATURE                                    TITLE                    DATE
                     ---------                                    -----                    ----
               /s/ ROBERT KETTERSON                  Director                         March 28, 2000
---------------------------------------------------
                 Robert Ketterson

               /s/ RONALD D. LACHMAN                 Director                         March 27, 2000
---------------------------------------------------
                 Ronald D. Lachman

                 /s/ ASHLEY LEEDS                    Director                         March 27, 2000
---------------------------------------------------
                   Ashley Leeds

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                              DOCUMENT                                REFERENCE
-------                             --------                                ---------
 1.1      Form of Underwriting Agreement                                        *
 3.1      Fourth Amended and Restated Certificate of Incorporation of     Filed herewith
          the Registrant
 3.2      Form of Fifth Amended and Restated Certificate of               Filed herewith
          Incorporation of the Registrant (to be effective upon the
          closing of this offering)
 3.3      Second Amended and Restated Bylaws of the Registrant            Filed herewith
 3.4      Form of Third Amended and Restated Bylaws of the Registrant     Filed herewith
          (to be effective upon the closing of this offering)
 4.1      Form of Registrant's common stock certificate                         *
 4.2      Third Amended and Restated Rights Agreement                     Filed herewith
 4.3      Warrant dated June 12, 1996 issued to Softbank Holdings,        Filed herewith
          Inc.
 4.4      Warrant dated June 12, 1996 issued to Carl Lazarus              Filed herewith
 4.5      Warrant dated June 12, 1996 issued to Sandpiper Software        Filed herewith
          Consulting, LLC
 4.6      Form of Amended and Restated Warrant, together with a list      Filed herewith
          of holders
 4.7      Restricted Stock Agreement between Registrant and Carl          Filed herewith
          Lazarus
 5.1      Legal opinion of Brown, Rudnick, Freed & Gesmer                       *
10.1      Form of Indemnification Agreement entered into by Registrant    Filed herewith
          with each of its directors and executive officers
10.2      Form of Change of Control Agreement entered into by and         Filed herewith
          between the Registrant and each of its executive officers
10.3      Sublease Agreement by and between The Mathworks, Inc. and       Filed herewith
          the Registrant and related Lease Agreement by and between
          LMF Cochituate Corp. and The Mathworks, Inc.
10.4      Amended and Restated 1996 Equity Incentive Plan                 Filed herewith
10.5      2000 Combination Stock Option Plan                              Filed herewith
10.6      2000 Employee Stock Purchase Plan                               Filed herewith
10.7      2000 Nonemployee Director Stock Option Plan                     Filed herewith
10.8      Offer letter from the Registrant to Norman B. Meisner           Filed herewith
10.9      Offer letter between the Registrant and James M. Priest         Filed herewith
21.1      Subsidiaries of the Registrant                                  Filed herewith
23.1      Consent of Brown, Rudnick, Freed & Gesmer (included in                *
          Exhibit 5.1)
23.2      Consent of Arthur Andersen LLP, independent accountants         Filed herewith
23.3      Consent of Weingarten, Schurgin, Gagnebin & Hayes LLP           Filed herewith
24.1      Powers of Attorney (included on the signature pages hereto)     Filed herewith
27.1      Financial Data Schedule                                         Filed herewith

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 * To be filed by amendment.